As filed with the Securities and Exchange Commission on February 7, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Ultra Clean Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3674	61-1430858
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
150 Independence Drive
Menlo Park, California 94025
(650) 323-4100
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Incorporating Services Inc.
15 East North Street
Dover, Delaware 19901
(800) 346-4646
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	John A. Fore, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount Of
Title Of Each Class	Number of Shares	Offering Price Per	Aggregate	Registration
Of Securities To Be Registered	to be Registered(1)	Unit(2)	Offering Price(1)(2)	Fee

Common Stock, par value $0.001 per share	6,900,000	$9.56	$65,964,000	$7,059

(1)	Includes shares which the underwriters have the right to purchase to cover overallotments.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 7, 2006
Prospectus
6,000,000 shares
Common Stock
This is an offering of common stock of Ultra Clean Holdings, Inc. Of the 6,000,000 shares of common stock being sold in this offering, 2,000,000 shares are being sold by Ultra Clean Holdings, Inc., and 4,000,000 shares are being sold by the selling stockholders, including members of our management. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Our common stock is traded on The Nasdaq National Market under the symbol “UCTT.” The last reported sale price of our common stock on February 3, 2006 was $9.54 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Ultra Clean, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

Certain of the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 900,000 additional common shares. We will not receive any proceeds from the sale of shares by the selling stockholders.
Investing in our common shares involves a high degree of risk. See “Risk factors” beginning on page 7.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Piper Jaffray
Needham & Company, LLC
Prospectus dated                       , 2006

About this prospectus
No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

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Prospectus summary
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the section entitled “Risk factors” and our consolidated financial data and related notes, before making an investment decision. References in this prospectus to “Ultra Clean,” “we,” “us,” “our” and “our company” refer to Ultra Clean Holdings, Inc. and Ultra Clean Technology Systems and Service, Inc. unless otherwise specified. The Ultra Clean Technology logo is our registered trademark. In addition, this prospectus contains trademarks, service marks and trade names of companies and organizations other than Ultra Clean Holdings, Inc.
Ultra Clean Holdings, Inc.
We are a leading developer and supplier of critical subsystems, primarily for the semiconductor capital equipment industry. We develop, design, prototype, engineer, manufacture and test subsystems which are highly specialized and tailored to specific steps in the semiconductor manufacturing process. Currently, our revenue is derived primarily from the sale of gas delivery systems. We are increasing our revenue related to the sale of other subsystems, including chemical delivery modules, top-plate assemblies, frame assemblies and process modules. Our primary customers are semiconductor equipment manufacturers.
Historically, the majority of semiconductor equipment manufacturers were vertically integrated. However, as they place greater emphasis on their core competencies, process development and innovation, they rely more heavily on outsourcing the design, development and manufacturing of many of the subsystems that comprise the semiconductor manufacturing equipment they produce. As the requirements they place on their subsystem suppliers increase and the scope of the subsystems they outsource expands, semiconductor equipment manufacturers seek to consolidate their supplier relationships into a reduced number of integrated solution providers.
We provide our customers complete subsystem solutions that combine our expertise in design, test, component characterization and highly flexible manufacturing operations with quality control and financial stability. This combination helps us to drive down total manufacturing costs, reduce design-to-delivery cycle times and maintain high quality standards for our customers. We believe these characteristics, as well as our standing as a leading supplier of gas delivery systems, place us in a strong position to benefit from the growing demand for subsystem outsourcing.
We had sales of $108.8 million for the nine month period ended September 30, 2005 and $184.2 million and $77.5 million for the years ended December 31, 2004 and 2003, respectively. Our three largest customers in 2005 were Applied Materials, Inc., Lam Research Corporation and Novellus Systems, Inc.
Our solution
We are a leading developer and supplier of critical subsystems for the semiconductor capital equipment industry. Our products enable our original equipment manufacturer, or OEM, customers to realize lower manufacturing costs and reduced design-to-delivery cycle times while maintaining quality.

We offer our customers:

•	An integrated outsourced solution for gas delivery systems and other subsystems. We provide our OEM customers a complete outsourced solution for the development, design, prototyping, engineering, manufacturing and testing of advanced gas delivery systems. We also provide outsourced solutions for chemical delivery modules, top-plate assemblies, frame assemblies and process modules. We combine highly specialized engineering and manufacturing capabilities to produce high performance products that are customized to meet the needs of our customers, as well as their respective end users. We manage supply chain logistics in an effort to reduce the overall number of suppliers and inventory levels that our customers would otherwise be required to manage. We also believe we are often in a position to negotiate reduced component prices due to our large volume orders.

•	Improved design-to-delivery cycle times. Our strong relationships with our customers and intimate familiarity with their products and requirements help us reduce design-to-delivery cycle times for gas delivery systems and other subsystems. We have optimized our supply chain management, design and manufacturing coordination and controls to respond rapidly to order requests, enabling us to decrease design-to-delivery cycle times for our customers.

•	Component neutral design and manufacturing. We do not manufacture any of the components within our gas delivery systems and other subsystems ourselves. Our component neutral position enables us to recommend components on the basis of technology, performance and cost and to optimize our customers’ overall designs based on these criteria. Furthermore, our neutral approach allows us to maintain close relationships with a wide range of component suppliers.

•	Component testing capabilities. We utilize our engineering expertise to test and characterize key components and subsystems. We have made significant investments in advanced analytical and automated test equipment to test and qualify key components. We can perform diagnostic tests, design verification and failure analysis for customers and suppliers. Our analytical and testing capabilities enable us to evaluate multiple supplier component technologies and provide customers with a wide range of appropriate component and design choices for their subsystems.

•	Increased integration with OEMs through local presence. Our local presence in close proximity to the facilities of most of our OEM customers enables us to remain closely integrated with their design, development and implementation teams. This level of integration enables us to respond quickly and efficiently to customer changes and requests.
Our strategy
Our objective is to maintain our position as a leading developer and supplier of gas delivery systems and become a leading developer and supplier of other critical subsystems, primarily for the semiconductor capital equipment industry.
Our strategy is comprised of the following key elements:

•	Continue to expand our market share with OEMs. We believe that the increase in outsourcing among OEMs creates a significant market opportunity for us to grow our business with existing and new customers. We believe that our continued focus on efficient manufacturing, reduced design-to-delivery cycle times and quality and reliability will also allow us to gain market share.

•	Leverage our expanding geographic presence in lower cost manufacturing regions. In March 2005, we completed construction of a manufacturing facility in Shanghai, China, allowing us to expand production in a low cost region. This facility puts us in close proximity to the manufacturing facilities of potential customers and their end users.

•	Drive profitable growth with our flexible cost structure. We implement cost containment and capacity enhancement initiatives throughout the semiconductor capital equipment demand cycle and benefit greatly from our supply chain efficiencies. In addition, we believe our facility in Shanghai positions us to respond effectively to future business demands.

•	Selectively pursue strategic acquisitions. We may choose to accelerate the growth of our business by selectively pursuing strategic acquisitions. We have in the past considered and will continue to consider acquisitions that will enable us to expand our geographic presence, secure new customers and diversify into complementary products and markets as well as broaden our technological capabilities in semiconductor capital equipment manufacturing.
Our history
Ultra Clean Holdings, Inc. was founded in November 2002 for the purpose of acquiring Ultra Clean Technology Systems and Service, Inc. Ultra Clean Technology Systems and Service, Inc. was founded in 1991 by Mitsubishi Corporation and was operated as a subsidiary of Mitsubishi until November 2002, when it was acquired by Ultra Clean Holdings, Inc. Ultra Clean Holdings, Inc. became a publicly traded company in March 2004. FP-Ultra Clean, LLC, a wholly-owned subsidiary of Francisco Partners, L.P., currently owns approximately 55% of Ultra Clean Holdings, Inc., and after completion of this offering, FP-Ultra Clean, LLC will own approximately 28% of our outstanding common stock, assuming no exercise of the underwriters’ overallotment option. We conduct our operating activities primarily through our two wholly-owned subsidiaries, Ultra Clean Technology Systems and Service, Inc. and Ultra Clean Technology (Shanghai) Co., LTD.
Our principal executive offices are located at 150 Independence Drive, Menlo Park, California 94025 and our telephone number is (650) 323-4100. We maintain a web site at www.uct.com. The information on our web site is not part of this prospectus.
Risks associated with our business
Our business is subject to numerous risks, which are highlighted in the section entitled “Risk factors” immediately following this prospectus summary, including:

•	The semiconductor capital equipment industry is highly cyclical and recurring periods of over-supply of semiconductor products have caused customer orders for our products to fluctuate significantly from period to period.

•	We rely on a small number of customers for a significant portion of our sales, and any impairment to our customer relationships would adversely affect our business. If these or other customers do not continue to outsource gas delivery systems or other subsystems for their capital equipment, our revenue would be reduced.

•	We do not have long-term purchase contracts with any of our customers and, as a result, our sales are difficult to forecast. Any significant reductions, cancellations or delays in customer orders could cause our sales to decline and our operating results to suffer.

•	We are dependent on a number of single-source and sole-source suppliers for many of the components we use in our products. We do not have long-term commitments from any of our suppliers and the loss of any of our key suppliers could negatively affect our operations.

•	Our industry is highly competitive and rapidly evolving and we must keep pace with technological changes.

•	We have recently established operations in China, which exposes us to new risks associated with operating in a foreign country.

•	Third parties have claimed and may in the future claim that we are infringing their intellectual property, which could subject us to litigation or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.

•	We are controlled by Francisco Partners, L.P. and our other stockholders are unable to affect the outcome of stockholder voting. In addition, for so long as Francisco Partners, L.P. beneficially owns at least 25% of our outstanding common stock, our board of directors may not take certain actions without the approval of Francisco Partners, L.P.

The offering

Common stock offered by Ultra Clean	2,000,000 shares
Common stock offered by the selling stockholders	4,000,000 shares
Common stock to be outstanding after the offering	18,501,363 shares
Overallotment option granted by the selling stockholders	900,000 shares
Nasdaq National Market symbol	UCTT
Use of proceeds
We intend to use the net proceeds to us of this offering for working capital and other general corporate purposes, including potential acquisitions of companies or technologies that complement our business. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of proceeds” on page 21.
The number of shares of our common stock to be outstanding after the offering is based on 16,501,363 shares outstanding as of December 31, 2005, and excludes:

•	2,120,437 shares subject to outstanding options at a weighted average exercise price of $4.17 per share;

•	1,324,319 additional shares reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan; and

•	424,075 shares reserved for issuance under our Employee Stock Purchase Plan.
Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ overallotment option.

Summary consolidated financial information
The following summary consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations.” The following financial information may not be indicative of our results for future periods.

	Predecessor			Successor

			Period from	Period from
	Year ended		January 1	November 16	Year ended		Nine months ended
	December 31,		through	through	December 31,		September 30,
			November 15,	December 31,
(in thousands, except per share amounts)	2000	2001	2002	2002	2003	2004	2004	2005

							(unaudited
Consolidated statements of operations data:
Sales	$83,001	$76,486	$76,338	$7,916	$77,520	$184,204	$142,856	$108,754
Cost of goods sold	68,242	66,129	66,986	7,972	67,313	154,995	120,050	93,941

Gross profit (loss)	14,759	10,357	9,352	(56)	10,207	29,209	22,806	14,813

Operating expenses:
Research and development	518	613	634	99	1,155	2,413	1,899	1,931
Sales and marketing	1,241	1,302	1,586	332	2,276	3,569	2,623	2,507
General and administrative	3,746	3,127	6,626	928	4,701	9,019	6,459	8,319
Stock and other deferred compensation	—	—	—	34	277	760	708	157
In-process research and development	—	—	—	889	—	—	—	—

Total operating expenses	5,505	5,042	8,846	2,282	8,409	15,761	11,689	12,914

Income (loss) from operations	9,254	5,315	506	(2,338)	1,798	13,448	11,117	1,899
Other income (expense):
Interest expense, net	(687)	(436)	(170)	(182)	(1,458)	(387)	(413)	85
Other income (expense), net	—	(4)	(6)	4	—	—	—	—

Income (loss) before income taxes	8,567	4,875	330	(2,516)	340	13,061	10,704	1,984
Income tax provision (benefit)	(136)	1,981	642	(667)	232	4,511	4,289	664

Net income (loss)	$8,703	$2,894	$(312)	$(1,849)	$108	$8,550	$6,415	$1,320

Net income (loss) per share:
Basic	$2.36	$0.79	$(0.08)	$(0.21)	$0.01	$0.59	$0.46	$0.08
Diluted	$1.95	$0.64	$(0.08)	$(0.21)	$0.01	$0.55	$0.43	$0.08

Shares used in computing net income (loss) per share:
Basic	3,680	3,680	3,680	8,668	9,976	14,605	14,069	16,219
Diluted	4,467	4,535	3,680	8,668	10,711	15,542	14,999	17,128

As of September 30, 2005
(in thousands)	Actual	As adjusted(1)

Consolidated balance sheet data:
Cash	$14,124	$31,459
Working capital	32,713	50,049
Total assets	70,320	87,655
Short- and long-term capital lease and other obligations	444	444
Total stockholders’ equity	54,239	71,575

(1) On an as adjusted basis to reflect the sale by us of 2,000,000 shares of common stock in this offering at an assumed public offering price of $9.54 per share, after deducting underwriting discounts and commissions and estimated offering expenses. The pro-rata portion of the offering expenses of the selling stockholders in the offering, other than underwriting discounts and commissions, will be charged to operations in the quarter in which the offering is completed.

Risk factors
The purchase of our common stock involves significant investment risks. You should carefully consider the following risks before making a decision to invest in our common stock. If any of the events or circumstances described below actually occur, our business, financial condition and results of operations could suffer, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks related to our business
The highly cyclical nature of the semiconductor capital equipment industry and general economic slowdowns could harm our operating results.
Our business and operating results depend in significant part upon capital expenditures by manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for semiconductors. Historically, the semiconductor industry has been highly cyclical, with recurring periods of over-supply of semiconductor products that have had a severe negative effect on the demand for capital equipment used to manufacture semiconductors. We have experienced and anticipate that we will continue to experience significant fluctuations in customer orders for our products. Our sales were $108.8 million for the nine months ended September 30, 2005, $184.2 million in 2004, $77.5 million in 2003, and $84.3 million in 2002. Beginning in the third quarter of 2004, we started to experience a weakening in new orders and an increase in customer requests for cancellations and postponements of existing orders that continued through the third quarter of 2005. Historically, semiconductor industry slowdowns have had, and future slowdowns may have, a material adverse effect on our operating results.
In addition, uncertainty regarding the growth rate of economies throughout the world has caused companies to reduce capital investment and may cause further reduction of such investments. These reductions have been particularly severe in the semiconductor capital equipment industry. A potential rebound in the worldwide economy in the near future will not necessarily mean that our business will experience similar effects.
We rely on a small number of customers for a significant portion of our sales, and any impairment of our relationships with these customers would adversely affect our business.
A relatively small number of OEM customers has historically accounted for a significant portion of our sales, and we expect this trend to continue. Applied Materials, Inc., Lam Research Corporation and Novellus Systems, Inc. as a group accounted for 90% of our sales for the nine months ended September 30, 2005, 93% of our sales in 2004, 92% of our sales in 2003 and 99% of our sales in 2002. Because of the small number of OEMs in our industry, most of whom are already our customers, it would be difficult to replace lost revenue resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers. Consolidation among our customers or a decision by any one or more of our customers to outsource all or most manufacturing and assembly work to a single equipment manufacturer may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on a small number of customers.
In addition, by virtue of our customers’ size and the significant portion of our revenue that we derive from them, they are able to exert significant influence and pricing pressure in the negotiation of our commercial agreements and the conduct of our business with them. We may also be asked to accommodate customer requests that extend beyond the express terms of our agreements in order to maintain our relationships with our customers. If we are unable to retain and expand our business with these customers on favorable terms, our business and operating results will be adversely affected.
We have had to qualify, and are required to maintain our status, as a supplier for each of our customers. This is a lengthy process that involves the inspection and approval by a customer of our engineering, documentation, manufacturing and quality control procedures before that customer will place volume orders. Our ability to lessen the adverse effect of any loss of, or reduction in sales to, an existing customer through the rapid addition of one or more new customers is minimal because of these qualification requirements. Consequently, our business, operating results and financial condition would be adversely affected by the loss of, or any reduction in orders by, any of our significant customers.
We have recently established operations in China, which exposes us to new risks associated with operating in a foreign country.
We are exposed to political, economic, legal and other risks associated with operating in China, including:

•	foreign currency exchange fluctuations;

•	political, civil and economic instability;

•	tariffs and other barriers;

•	timing and availability of export licenses;

•	disruptions to our and our customers’ operations due to the outbreak of communicable diseases, such as SARS and avian flu;

•	disruptions in operations due to the weakness of China’s domestic infrastructure, including transportation and energy;

•	difficulties in developing relationships with local suppliers;

•	difficulties in attracting new international customers;

•	difficulties in accounts receivable collections;

•	difficulties in staffing and managing a distant international subsidiary and branch operations;

•	the burden of complying with foreign and international laws and treaties; and

•	potentially adverse tax consequences.
In addition, while over the past several years the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization, the Chinese government may not continue these policies or may significantly alter them to our detriment from time to time without notice. Changes in laws and regulations or their interpretation, the imposition of confiscatory taxation policies, new restrictions on currency conversion or limitations on sources of supply could materially and adversely affect our Chinese operations, which could result in a total loss of our investment in that country and materially and adversely affect our future operating results.

Our quarterly revenue and operating results fluctuate significantly from period to period, and this may cause volatility in our common stock price.
Our quarterly revenue and operating results have fluctuated significantly in the past, and we expect them to continue to fluctuate in the future for a variety of reasons which may include:

•	demand for and market acceptance of our products as a result of the cyclical nature of the semiconductor industry or otherwise, often resulting in reduced sales during industry downturns and increased sales during periods of industry recovery;

•	changes in the timing and size of orders by our customers;

•	cancellations and postponements of previously placed orders;

•	pricing pressure from either our competitors or our customers, resulting in the reduction of our product prices;

•	disruptions or delays in the manufacturing of our products or in the supply of components or raw materials that are incorporated into or used to manufacture our products, thereby causing us to delay the shipment of products;

•	decreased margins for several or more quarters following the introduction of new products, especially as we introduce new subsystems;

•	delays in ramp-up in production, low yields or other problems experienced at our new manufacturing facility in China;

•	changes in design-to-delivery cycle times;

•	inability to reduce our costs quickly in step with reductions in our prices or in response to decreased demand for our products;

•	changes in our mix of products sold;

•	write-offs of excess or obsolete inventory;

•	one-time expenses or charges associated with failed acquisition negotiations or completed acquisitions;

•	announcements by our competitors of new products, services or technological innovations, which may, among other things, render our products less competitive; and

•	geographic mix of worldwide earnings.
As a result of the foregoing, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our common stock.
Third parties have claimed and may in the future claim we are infringing their intellectual property, which could subject us to litigation or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.
We have received a claim of infringement from Celerity, Inc. that is currently pending and we may receive notices of other such claims in the future. In addition, we may be unaware of intellectual property rights of others that may be applicable to our products. Any litigation regarding patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations, any of which could have a material adverse effect on our business and results of operations. The complexity of the technology involved in our products and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement may also require us to enter into costly license agreements. However, we may not be able to obtain licenses on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against the development, manufacture and sale of certain of our products if any such claims prove successful. See “Business— Legal proceedings.”
Because we are subject to order and shipment uncertainties, any significant reductions, cancellations or delays in customer orders could cause our revenue to decline and our operating results to suffer.
Our revenue is difficult to forecast because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to design, produce and deliver products to our customers. Most of our revenue in any quarter depends on customer orders for our products that we receive and fulfill in the same quarter. We do not have long-term purchase orders or contracts that contain minimum purchase commitments from our customers. Instead, we receive non-binding forecasts of the future volume of orders from our customers. Occasionally, we order and build component inventory in advance of the receipt of actual customer orders. Customers may cancel order forecasts, change production quantities from forecasted volumes or delay production for reasons beyond our control. Furthermore, reductions, cancellations or delays in customer order forecasts occur without penalty to, or compensation from, the customer. Reductions, cancellations or delays in forecasted orders could cause us to hold inventory longer than anticipated, which could reduce our gross profit, restrict our ability to fund our operations and cause us to incur unanticipated reductions or delays in revenue. If we do not obtain orders as we anticipate, we could have excess component inventory for a specific product that we would not be able to sell to another customer, likely resulting in inventory write-offs, which could have a material adverse affect on our business, financial condition and operating results. In addition, because many of our costs are fixed in the short term, we could experience deterioration in our gross profit when our production volumes decline.
The manufacturing of our products is highly complex, and if we are not able to manage our manufacturing and procurement process effectively, our business and operating results will suffer.
The manufacturing of our products is a highly complex process that involves the integration of multiple components and requires effective management of our supply chain while meeting our customers’ design-to-delivery cycle time requirements. Through the course of the manufacturing process, our customers may modify design and system configurations in response to changes in their own customers’ requirements. In order to rapidly respond to these modifications and deliver our products to our customers in a timely manner, we must effectively manage our manufacturing and procurement process. If we fail to manage this process effectively, we risk losing customers and damaging our reputation. In addition, if we acquire inventory in excess of demand or that does not meet customer specifications, we would incur excess or obsolete inventory charges. These risks are even greater as we expand our business beyond gas delivery systems into new subsystems. As a result, this could limit our growth and have a material adverse effect on our business, financial condition and operating results.
OEMs may not continue to outsource gas delivery systems and other subsystems, which would adversely impact our operating results.
The success of our business depends on OEMs continuing to outsource the manufacturing of gas delivery systems and other subsystems for their semiconductor capital equipment. Most of the largest OEMs have already outsourced production of a significant portion of their gas delivery systems and other subsystems. If OEMs do not continue to outsource gas delivery systems and other subsystems for their capital equipment, our revenue would be significantly reduced, which would have a material adverse affect on our business, financial condition and operating results. In addition, if we are unable to obtain additional business from OEMs, even if they continue to outsource their production of gas delivery systems and other subsystems, our business, financial condition and operating results could be adversely affected.
If our new products are not accepted by OEMs or if we are unable to maintain historical margins on our new products, our operating results would be adversely impacted.
We design, develop and market gas delivery systems and other subsystems to OEMs. Sales of these new products are expected to make up an increasing part of our total revenue. The introduction of new products is inherently risky because it is difficult to foresee the adoption of new standards, to coordinate our technical personnel and strategic relationships and to win acceptance of new products by OEMs. We may not be able to recoup design and development expenditures if our new products are not accepted by OEMs. Gross margins on newly introduced products typically carry lower gross margins for several or more quarters following their introduction. If any of our new subsystems is not successful, or if we are unable to obtain gross margins on new products that are similar to the gross margins we have historically achieved, our business, operating results and financial condition could be adversely affected.
We may not be able to manage our future growth successfully.
Our ability to execute our business plan successfully in a rapidly evolving market requires an effective planning and management process. We have increased, and plan to continue to increase, the scope of our operations. Due to the cyclical nature of the semiconductor industry, however, future growth is difficult to predict. Our expansion efforts could be expensive and may strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our financial and operating systems and controls and manage expanded operations. Although we occasionally experience reductions in force, over time the number of people we employ has generally grown and we expect this number to continue to grow when our operations expand. The addition and training of new employees may lead to short-term quality control problems and place increased demands on our management and experienced personnel. If we do not manage growth properly, our business, operating results and financial condition could be adversely affected.
We may experience difficulties and incur significant costs as a result of evaluating or completing acquisitions of companies, assets, businesses or technologies, and the anticipated benefits of any completed or contemplated acquisitions may never be realized.
We frequently evaluate acquisitions of, or significant investments in, complementary companies, assets, businesses and technologies. Even if an acquisition or other investment is not completed, we may incur significant costs in evaluating such acquisition or investment, which has in the past had, and could in the future have, an adverse effect on our results of operations. Any future acquisitions would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	difficulties in integrating information systems of acquired companies or businesses;

•	diversion of management’s attention from ongoing business concerns;

•	inability to maximize our financial and strategic position through the successful incorporation of acquired technology into our products;

•	additional expense associated with amortization of depreciation of acquired assets;

•	maintenance of uniform standards, controls, procedures and policies;

•	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new personnel;

•	dilution to our stockholders in the event we issue stock as consideration to finance an acquisition; and

•	increased leverage if we incur debt to finance an acquisition.
We may not be successful in integrating any business, products, technologies or personnel that we acquire, and our failure to do so could have a material adverse effect on our business, operating results and financial condition.
Our business is largely dependent on the know-how of our employees, and we generally do not have a protected intellectual property position.
Our business is largely dependent upon our design, engineering, manufacturing and testing know-how. We rely on a combination of trade secrets and contractual confidentiality provisions and, to a much lesser extent, patents, copyrights and trademarks, to protect our proprietary rights. Accordingly, our intellectual property position is more vulnerable than it would be if it were protected by patents. If we fail to protect our proprietary rights successfully, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and protect our proprietary rights, and, in the event we do not detect infringement of our proprietary rights, we may lose our competitive position in the market if any such infringement occurs. In addition, competitors may design around our technology or develop competing technologies and know-how.
If we do not keep pace with developments in the semiconductor industry and with technological innovation generally, our products may not be competitive.
Rapid technological innovation in semiconductor manufacturing requires the semiconductor capital equipment industry to anticipate and respond quickly to evolving customer requirements and could render our current product offerings and technology obsolete. Technological innovations are inherently complex. We must devote resources to technology development in order to keep pace with the rapidly evolving technologies used in semiconductor manufacturing. We believe that our future success will depend upon our ability to design, engineer and manufacture products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design, engineering and manufacturing processes in a cost-effective and timely manner. If we are unable to integrate new technical specifications into competitive product designs, develop the technical capabilities necessary to manufacture new products or make necessary modifications or enhancements to existing products, our business prospects could be harmed.
The timely development of new or enhanced products is a complex and uncertain process which requires that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	identify emerging technological trends in the semiconductor industry, including new standards for our products;

•	accurately identify and design new products to meet market needs;

•	collaborate with OEMs to design and develop products on a timely and cost-effective basis;

•	ramp up production of new products, especially new subsystems, in a timely manner and with acceptable yields;

•	successfully manage development production cycles; and

•	respond effectively to technological changes or product announcements by others.
The industry in which we participate is highly competitive and rapidly evolving, and if we are unable to compete effectively, our operating results would be harmed.
Our competitors are primarily companies that design and manufacture gas delivery systems for semiconductor capital equipment. Although we have not faced competition in the past from the largest subsystem and component manufacturers in the semiconductor capital equipment industry, these suppliers could compete with us in the future. Increased competition has in the past resulted, and could in the future result, in price reductions, reduced gross margins or loss of market share, any of which would harm our operating results. We are subject to pricing pressure as we attempt to increase market share with our existing customers. Competitors may introduce new products for the markets currently served by our products. These products may have better performance, lower prices and achieve broader market acceptance than our products. Further, OEMs typically own the design rights to their products and may provide these designs to other subsystem manufacturers. If our competitors obtain proprietary rights to these designs such that we are unable to obtain the designs necessary to manufacture products for our OEM customers, our business, financial condition and operating results could be adversely affected.
Our competitors may have greater financial, technical, manufacturing and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. Moreover, there may be merger and acquisition activity among our competitors and potential competitors that may provide our competitors and potential competitors an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. Further, if one of our customers develops or acquires the internal capability to develop and produce gas delivery systems or other subsystems that we produce, the loss of that customer could have a material adverse effect on our business, financial condition and operating results. The introduction of new technologies and new market entrants may also increase competitive pressures.

We must achieve design wins to retain our existing customers and to obtain new customers.
New semiconductor capital equipment typically has a lifespan of several years, and OEMs frequently specify which systems, subsystems, components and instruments are to be used in their equipment. Once a specific system, subsystem, component or instrument is incorporated into a piece of semiconductor capital equipment, it will likely continue to be incorporated into that piece of equipment for at least several months before the OEM switches to the product of another supplier. Accordingly, it is important that our products are designed into the new semiconductor capital equipment of OEMs, which we refer to as a design win, in order to retain our competitive position with existing customers and to obtain new customers.
We incur technology development and sales expenses with no assurance that our products will ultimately be designed into an OEM’s semiconductor capital equipment. Further, developing new customer relationships, as well as increasing our market share at existing customers, requires a substantial investment of our sales, engineering and management resources without any assurance from prospective customers that they will place significant orders. We believe that OEMs often select their suppliers and place orders based on long-term relationships. Accordingly, we may have difficulty achieving design wins from OEMs that are not currently our customers. Our operating results and potential growth could be adversely affected if we fail to achieve design wins with leading OEMs.
We may not be able to respond quickly enough to increases in demand for our products.
Demand shifts in the semiconductor industry are rapid and difficult to predict, and we may not be able to respond quickly enough to an increase in demand. Our ability to increase sales of our products depends, in part, upon our ability to:

•	mobilize our supply chain in order to maintain component and raw material supply;

•	optimize the use of our design, engineering and manufacturing capacity in a timely manner;

•	deliver our products to our customers in a timely fashion;

•	expand, if necessary, our manufacturing capacity; and

•	maintain our product quality as we increase production.
If we are unable to respond to rapid increases in demand for our products on a timely basis or to manage any corresponding expansion of our manufacturing capacity effectively, our customers could increase their purchases from our competitors, which would adversely affect our business.
Our dependence on our suppliers may prevent us from delivering an acceptable product on a timely basis.
We rely on both single-source and sole-source suppliers, some of whom are relatively small, for many of the components we use in our products. In addition, our customers often specify components of particular suppliers that we must incorporate into our products. Our suppliers are under no obligation to provide us with components. As a result, the loss of or failure to perform by any of these providers could adversely affect our business and operating results. In addition, the manufacturing of certain components and subsystems is an extremely complex process. Therefore, if a supplier were unable to provide the volume of components we require on a timely basis and at acceptable prices, we would have to identify and qualify replacements from alternative sources of supply. The process of qualifying new suppliers for these complex components is lengthy and could delay our production, which would adversely affect our business, operating results and financial condition. We may also experience difficulty in obtaining sufficient supplies of components and raw materials in times of significant growth in our business. For example, we have in the past experienced shortages in supplies of various components, such as mass flow controllers, valves and regulators, and certain prefabricated parts, such as sheet metal enclosures, used in the manufacture of our products. In addition, one of our competitors manufactures mass flow controllers that may be specified by one or more of our customers. If we are unable to obtain these particular mass flow controllers from our competitor or convince a customer to select alternative mass flow controllers, we may be unable to meet that customer’s requirements, which could result in a loss of market share.
Defects in our products could damage our reputation, decrease market acceptance of our products, cause the unintended release of hazardous materials and result in potentially costly litigation.
A number of factors, including design flaws, material and component failures, contamination in the manufacturing environment, impurities in the materials used and unknown sensitivities to process conditions, such as temperature and humidity, as well as equipment failures, may cause our products to contain undetected errors or defects. Problems with our products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

•	cause us to incur increased charges due to unusable inventory;

•	require design modifications;

•	decrease market acceptance of, or customer satisfaction with, our products, which could result in decreased sales and product returns; or

•	result in lower yields for semiconductor manufacturers.
If any of our products contain defects or have reliability, quality or compatibility problems, our reputation might be damaged and customers might be reluctant to buy our products. We may also face a higher rate of product defects as we increase our production levels. Product defects could result in the loss of existing customers, or impair our ability to attract new customers. In addition, we may not find defects or failures in our products until after they are installed in a semiconductor manufacturer’s fabrication facility. We may have to invest significant capital and other resources to correct these problems. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. Hazardous materials flow through and are controlled by our products and an unintended release of these materials could result in serious injury or death. Liability claims could require us to spend significant time and money in litigation or pay significant damages.
The technology labor market is very competitive, and our business will suffer if we are unable to hire and retain key personnel.
Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales, manufacturing and administrative personnel, most of whom are not subject to employment or non-competition agreements. In addition, competition for qualified personnel in the technology industry is intense, and we operate in geographic locations in which labor markets are particularly competitive. Our business is particularly dependent on expertise which only a very limited number of engineers possess. The loss of any of our key employees and officers, including our Chief Executive Officer, Vice President of Engineering, Vice President of Sales and Vice President of Technology, or the failure to attract and retain new qualified employees, would adversely affect our business, operating results and financial condition.
We may not be able to fund our future capital requirements from our operations, and financing from other sources may not be available on favorable terms or at all.
We made capital expenditures of $1.1 million in the first nine months of fiscal 2005, most of which was for facility leasehold improvements and equipment in connection with the establishment of a manufacturing facility in Shanghai, China, and we made capital expenditures of $3.4 million in 2004, $0.5 million in 2003 and $1.8 million in 2002. The amount of our future capital requirements will depend on many factors, including:

•	the cost required to ensure access to adequate manufacturing capacity;

•	the timing and extent of spending to support product development efforts;

•	the timing of introductions of new products and enhancements to existing products;

•	changing manufacturing capabilities to meet new customer requirements; and

•	market acceptance of our products.
Although we currently have a credit facility, we may need to raise additional funds through public or private equity or debt financing if our current cash, together with the proceeds to us from this offering, and cash flow from operations are insufficient to fund our future activities. Our credit facility matures on June 30, 2006 and we may not be able renew it on favorable terms. Future equity financings could be dilutive to holders of our common stock, and debt financings could involve covenants that restrict our business operations. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, any of which could adversely affect our business, operating results and financial condition.
Fluctuations in currency exchange rates may adversely affect our financial condition and results of operations.
Our international sales are denominated primarily, though not entirely, in U.S. dollars. Many of the costs and expenses associated with our Shanghai subsidiary are paid in Chinese Renminbi, and we expect our exposure to Chinese Renminbi to increase as we ramp up production in that facility. In addition, purchases of some of our components are denominated in Japanese Yen. Changes in exchange rates among other currencies in which our revenue or costs are denominated and the U.S. dollar may affect our revenue, cost of sales and operating margins. While fluctuations in the value of our revenue, cost of sales and operating margins as measured in U.S. dollars have not materially affected our results of operations historically, we do not currently hedge our exchange exposure, and exchange rate fluctuations could have an adverse effect on our financial condition and results of operations in the future.

If environmental contamination were to occur in one of our manufacturing facilities, we could be subject to substantial liabilities.
We use substances regulated under various foreign, domestic, federal, state and local environmental laws in our manufacturing facilities. Our failure or inability to comply with existing or future environmental laws could result in significant remediation liabilities, the imposition of fines or the suspension or termination of the production of our products. In addition, we may not be aware of all environmental laws or regulations that could subject us to liability.
If our facilities were to experience catastrophic loss due to natural disasters, our operations would be seriously harmed.
Our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. We have facilities in areas with above average seismic activity, such as our manufacturing and headquarters facilities in Menlo Park, California. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. In addition, we have in the past experienced, and may in the future experience, extended power outages at our Menlo Park, California facilities. We do not carry insurance policies that cover potential losses caused by earthquakes or other natural disasters or power loss.
We may not be able to continue to secure adequate facilities to house our operations, and any move to a new facility could be disruptive to our operations.
On January 19, 2006, we extended the lease for our Menlo Park headquarters and manufacturing facility through December 31, 2007. If we are unable to renew our lease on favorable terms after this date we will be forced to relocate all manufacturing, engineering, sales and marketing and administrative functions currently housed in Menlo Park to new facilities. This move could disrupt our operations and we would incur additional costs associated with relocation to new facilities, which could have a material adverse effect on our results of operations.
We must maintain effective controls, and our auditors will report on them.
The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, assuming the completion of this offering, our auditors will likely be required to audit and report on the effectiveness of our internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and operating results. Any failure by us to maintain adequate controls or to adequately implement new controls could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock. In addition, we might need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we might not be able to do so in a timely fashion. We will also experience additional costs, especially in 2006, as we complete documentation of our internal control procedures in anticipation of their audit.
Risks related to our ownership by Francisco Partners
We will continue to be controlled by FP-Ultra Clean, LLC as long as FP-Ultra Clean, LLC owns a significant percentage of our common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.
FP-Ultra Clean, LLC, an entity controlled by Francisco Partners, L.P., owns approximately 55% of our outstanding common stock and will hold approximately 28% of our outstanding common stock upon completion of this offering. Pursuant to a stockholders’ agreement, our principal stockholder, FP-Ultra Clean, LLC, which is controlled by Francisco Partners, L.P., has the right to nominate for election a majority of the members of our board of directors for so long as it holds at least 25% of our outstanding common stock.
The stockholders’ agreement also provides that our board of directors may not take certain significant actions without the approval of FP-Ultra Clean, LLC as long as FP-Ultra Clean, LLC owns at least 25% of our outstanding common stock. These actions include:

•	mergers, acquisitions or certain sales of assets;

•	any liquidation, dissolution or bankruptcy;

•	issuances of securities;

•	determination of compensation and benefits for our chief executive officer and chief financial officer;

•	appointment or dismissal of any of the chairman of our board of directors, chief executive officer, chief financial officer or any other executive officer in any similar capacity;

•	amendments to the stockholders’ agreement or exercise or waiver of rights under the stockholders’ agreement;

•	amendments to our charter or bylaws;

•	any increase or decrease in the number of directors that comprise our board of directors;

•	the declaration of dividends or other distributions;

•	any incurrence or refinancing of indebtedness in excess of $10 million;

•	approval of our business plan, budget and strategy; and

•	modification of our long-term business strategy.
Such power could have the effect of delaying, deterring or preventing a change of control, business combination or other transaction that might otherwise be beneficial to our stockholders. FP-Ultra Clean, LLC also is not prohibited from selling a controlling interest in us to a third party or a participant in our industry.
FP-Ultra Clean, LLC and its designees on our board of directors may have interests that conflict with our interests and the interests of our other stockholders.
FP-Ultra Clean, LLC and its designees on our board of directors may have interests that conflict with, or are different from, our own and those of our other stockholders. Francisco Partners, L.P., which is the beneficial holder of approximately 55% of our outstanding common stock and will hold approximately 28% of our outstanding common stock upon completion of this offering, through its membership interests in FP-Ultra Clean, LLC, has invested in, or acquired other businesses that are involved in, the semiconductor industry and may invest in or acquire others in the future. Conflicts of interest between FP-Ultra Clean, LLC and us or our other stockholders may arise. Our amended and restated certificate of incorporation does not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest or to ensure that potential business opportunities that may become available to both FP-Ultra Clean, LLC and us will be reserved for, or made available to, us. If an actual or potential conflict of interest develops involving one of our directors, our corporate governance guidelines provide that the director must report the matter immediately to our board of directors and audit committee for evaluation and appropriate resolution. Further, such director must recuse himself or herself from participation in the related discussion and abstain from voting on the matter. Nonetheless, conflicts of interest may not be resolved in a manner favorable to us or our other stockholders. In addition, FP-Ultra Clean, LLC and its director designees could delay or prevent an acquisition, merger or other transaction even if the transaction would benefit our other stockholders. In addition, FP-Ultra Clean, LLC’s significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.
Risks related to the securities markets and ownership of our common stock
Future sales of our common stock by our controlling stockholder could depress our stock price.
Sales of substantial amounts of our common stock by FP-Ultra Clean, LLC, or the perception that these sales might occur, may depress prevailing market prices of our common stock. The shares owned by FP-Ultra Clean, LLC are governed by an agreement with us that provides it demand and piggyback registration rights.
The market for our stock is subject to significant fluctuation.
The size of our public market capitalization is relatively small, and the volume of our shares that are traded is low. The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	our ability to successfully introduce new products and manage new product transitions;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	announcements relating to any of our key customers, significant suppliers or the semiconductor manufacturing and capital equipment industry generally;

•	general market conditions;

•	the effects of war and terrorist attacks; and

•	domestic and international economic factors unrelated to our performance.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
We have broad discretion in how we use our net proceeds from this offering, and we may not use these proceeds in a manner desired by our stockholders.
We expect to use the net proceeds to us from this offering for working capital and other general corporate purposes, including potential acquisitions of companies and technologies that complement our business. We have from time to time considered the acquisition of complementary companies, assets, businesses and technologies and expect to continue to evaluate such acquisition opportunities. Our management will have broad discretion with respect to the use of the net proceeds, and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways which our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used.
Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.
In addition to the provisions of our stockholders’ agreement with FP-Ultra Clean, LLC described above, the provisions of our amended and restated certificate of incorporation and bylaws could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our president or our secretary;

•	advance notice requirements for stockholder proposals and director nominations; and

•	the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine.

Forward-looking statements
This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our current views with respect to future events and financial performance. In this prospectus, we use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and similar expressions to identify these forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, you should not rely on forward-looking statements in this prospectus, as there are or will be important factors that could cause our actual results, results of the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the results expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include, among others, those listed in “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and elsewhere in this prospectus. We are under no obligation to update any forward-looking statements after the date of this prospectus, whether as a result of new information, future developments or otherwise.
Dividend policy
We have not paid any cash dividends on our common stock. We intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and, under the terms of our stockholders’ agreement, will require the approval of FP-Ultra Clean, LLC for as long as it holds at least 25% of our common stock. In addition, our revolving credit facility contains certain restrictions on payments of cash dividends.
Use of proceeds
Our net proceeds from the sale of 2,000,000 shares of common stock in this offering are estimated to be approximately $17.3 million at an assumed public offering price of $9.54 per share, after deducting underwriting discounts and commissions and estimated offering expenses.
We will not receive any of the proceeds from shares of common stock sold by the selling stockholders. We expect to use the net proceeds for working capital and other general corporate purposes, including potential acquisitions of companies and technologies that complement our business. We have from time to time considered the acquisition of complementary companies, assets, businesses and technologies. and expect to continue to evaluate such opportunities. We will have discretion in the use of a significant portion of the net proceeds we receive from this offering. Investors will be relying on the judgment of our management regarding the application of those net proceeds. In addition, any investments, capital expenditures, cash acquisitions or other application of our proceeds may not produce the anticipated results.

Capitalization
The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale by us of shares of common stock in this offering at an assumed public offering price of $9.54 per share, after deducting underwriting discounts and commissions and estimated offering expenses.
You should read the information set forth below together with the sections of this prospectus entitled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and with our financial statements and related notes.

As of September 30, 2005
(unaudited)
(in thousands, except share and per share data)	Actual	As adjusted (3)

Long-term debt(1)	$—	$—
Stockholders’ equity:
Preferred stock, par value $0.001 per share, 10,000,000 shares authorized; no shares issued and outstanding actual and as adjusted	—	—
Common stock, par value $0.001 per share, 90,000,000 shares authorized and 16,436,291 shares issued and outstanding actual; 18,436,291 shares issued and outstanding as adjusted(2)	46,524	64,261
Deferred stock-based compensation	(414)	(414)
Retained earnings	8,129	7,729

Total stockholders’ equity	54,239	71,575

Total capitalization	$54,239	$71,575

(1) We have a revolving credit facility which provides for up to $20.0 million of borrowings, of which none was drawn as of September 30, 2005.
(2) The number of shares of common stock issued and outstanding excludes 2,134,457 shares subject to outstanding options at a weighted average exercise price of $4.05 per share; 1,310,299 additional shares reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan; and 465,605 shares reserved for issuance under our Employee Stock Purchase Plan.
(3) As adjusted reflects the pro-rata portion of the offering expenses, other than underwriting discounts and commissions, of the selling stockholders in this offering. These expenses will be charged to operations in the quarter in which this offering is completed.

Market price of common stock
Our common stock has been traded on the Nasdaq National Market under the symbol “UCTT” since March 25, 2004. The following table sets forth for the periods indicated the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market:

	High	Low

Fiscal year 2004
First quarter (commencing March 25, 2004)	$7.50	$7.25
Second quarter	$8.30	$7.25
Third quarter	$7.49	$4.16
Fourth quarter	$6.19	$4.23
Fiscal year 2005
First quarter	$6.80	$5.79
Second quarter	$7.96	$6.03
Third quarter	$7.41	$5.55
Fourth quarter	$7.63	$5.95
Fiscal year 2006
First quarter (through February 3, 2006)	$9.56	$7.15

On February 3, 2006 the closing price of our common stock, as reported on the Nasdaq National Market, was $9.54. As of February 3, 2006 we had approximately 1,215 stockholders of record.

Selected consolidated financial data
The following table sets forth certain of our historical financial data and should be read together with our consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. These financial data include the accounts of Ultra Clean Technology Systems and Service, Inc., or Predecessor, for the period from January 1, 2002 through November 15, 2002 and for the years ended December 31, 2001 and 2000 and the accounts of Ultra Clean Holdings, Inc., or Successor, for the period from November 16, 2002 through December 31, 2002 and for the years ended December 31, 2003 and December 31, 2004 and for the nine months ended September 30, 2004 and 2005. See note 1 of the consolidated financial statements for a description of the Ultra Clean acquisition. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2003 and 2004, the periods from January 1, 2002 through November 15, 2002 and November 16, 2002 through December 31, 2002 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and November 15, 2002 and the selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future. The selected consolidated balance sheet data as of September 30, 2004 and 2005 and consolidated statements of operations data for the nine months ended September 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements for the nine months ended September 30, 2004 and 2005 which are included elsewhere in this prospectus. Results for the nine months ended September 30, 2005 are not necessarily indicative of results to be expected for the full year ended December 31, 2005.

	Predecessor			Successor

			As of or for	As of or for
			the Period	the Period
			from	from			As of or for the
	As of or for the		January 1,	November 16,	As of or for the		Nine Months
	Year ended		through	through	Years Ended		Ended
	December 31,		November 15,	December 31,	December 31,		September 30,

	2000	2001	2002	2002	2003	2004	2004	2005
							(unaudited)

Consolidated statement of operations data:
Sales	$83,001	$76,486	$76,338	$7,916	$77,520	$184,204	$142,856	$108,754
Cost of goods sold	68,242	66,129	66,986	7,972	67,313	154,995	120,050	93,941

Gross profit (loss)	14,759	10,357	9,352	(56)	10,207	29,209	22,806	14,813

Operating expenses:
Research and development	518	613	634	99	1,155	2,413	1,899	1,931
Sales and marketing	1,241	1,302	1,586	332	2,276	3,569	2,623	2,507
General and administrative	3,746	3,127	6,626	928	4,701	9,019	6,459	8,319
Stock and other deferred compensation	—	—	—	34	277	760	708	157
In-process research and development	—	—	—	889	—	—	—	—

Total operating expenses	5,505	5,042	8,846	2,282	8,409	15,761	11,689	12,914

Income (loss) from operations	9,254	5,315	506	(2,338)	1,798	13,448	11,117	1,899
Interests and other income (expense), net	(687)	(436)	(170)	(182)	(1,458)	(387)	(413)	85
Other income (expense), net	—	(4)	(6)	4	—	—	—	—

Income (loss) before provision for income taxes	8,567	4,875	330	(2,516)	340	13,061	10,704	1,984
Income tax provision (benefit)	(136)	1,981	642	(667)	232	4,511	4,289	664

Net income (loss)	$8,703	$2,894	$(312)	$(1,849)	$108	$8,550	$6,415	$1,320

Net income (loss) per share:
Basic	$2.36	$0.79	$(0.08)	$(0.21)	$0.01	$0.59	$0.46	$0.08
Diluted	$1.95	$0.64	$(0.08)	$(0.21)	$0.01	$0.55	$0.43	$0.08

Shares used in computing net income (loss) per share:
Basic	3,680	3,680	3,680	8,668	9,976	14,605	14,069	16,219
Diluted	4,467	4,535	3,680	8,668	10,711	15,542	14,999	17,128

Consolidated balance sheet data:
Cash	$3,722	$760	$3,430	$6,237	$6,035	$11,440	$9,933	$14,124
Working capital (deficit)	(924)	2,519	12,001	16,067	17,519	29,861	28,917	32,713
Total assets	34,918	20,652	26,789	48,836	50,155	67,698	68,154	70,320
Short and long-term capital lease and other obligations	344	554	263	662	558	528	574	444
Debt to related parties	9,800	8,400	9,000	29,812	30,013	—	—	—
Total stockholders’ equity	5,776	8,670	9,689	8,089	8,320	52,475	50,035	54,239

Management’s discussion and analysis of
financial condition and results of operations
The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Except for the historical information contained herein, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See “Risk factors” and “Forward-looking statements” for a discussion of these risks and uncertainties.
Overview
General
We are a leading developer and supplier of critical subsystems, primarily for the semiconductor capital equipment industry. We develop, design, prototype, engineer, manufacture and test subsystems which are highly specialized and tailored to specific steps in the semiconductor manufacturing process. Currently, our revenue is derived primarily from the sale of gas delivery systems. We are increasing our revenue related to the sale of other subsystems, including chemical delivery modules, top-plate assemblies, frame assemblies and process modules. Our primary customers are semiconductor equipment manufacturers.
Historically the majority of semiconductor equipment manufacturers were vertically integrated. However, as they place greater emphasis on their core competencies, process development and innovation, they rely more heavily on outsourcing the design, development and manufacturing of many of the subsystems that comprise the semiconductor manufacturing equipment they produce. As the requirements they place on their subsystem suppliers increase and the scope of the subsystems they outsource expands, semiconductor equipment manufacturers seek to consolidate their supplier relationships into a reduced number of integrated solution providers.
We provide our customers complete subsystem solutions that combine our expertise in design, test, component characterization and highly flexible manufacturing operations with quality control and financial stability. This combination helps us drive down total manufacturing costs, reduce design-to-delivery cycle times and maintain high quality standards for our customers. We believe these characteristics, as well as our standing as a leading supplier of gas delivery systems, place us in a strong position to benefit from the growing demand for subsystem outsourcing.
A substantial majority of our products consists of gas delivery systems. Our other subsystems, related to semiconductor manufacturing equipment, include chemical delivery modules, top-plate assemblies, frame assemblies and process modules. We operate clean room manufacturing facilities in Menlo Park, California; Austin, Texas; Tualatin, Oregon; and Shanghai, China.
We have in the past considered and will continue to consider acquisitions that will enable us to expand our geographic presence, secure new customers and diversify into complementary products and markets as well as broaden our technological capabilities in semiconductor capital equipment manufacturing.
FP-Ultra Clean, LLC, an entity controlled by Francisco Partners, L.P., owns approximately 55% of our outstanding common stock and will hold approximately 28% of our outstanding common stock upon completion of this offering. Pursuant to a stockholders’ agreement with FP-Ultra Clean, LLC, our board of directors may not take certain significant actions without the approval of FP-Ultra Clean, LLC as long as it owns at least 25% of our outstanding common stock, including mergers, acquisitions or sales of assets outside the ordinary course of business, the issuance of securities and the incurrence or refinancing of indebtedness in excess of $10 million.
Cyclical business
Our business and operating results depend in significant part upon capital expenditures by manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for semiconductors. Historically, the semiconductor industry has been highly cyclical, with recurring periods of over-supply of semiconductor products that have had a severe negative effect on the demand for capital equipment used to manufacture semiconductors. During these periods, we have experienced significant fluctuations in customer orders for our products. Our sales were $184.2 million in fiscal 2004, $77.5 million in fiscal 2003, $76.3 million for the period from January 1, 2002 through November 15, 2002, and $7.9 million for the period from November 16, 2002 through December 31, 2002. For the nine months ended September 30, 2005 and September 30, 2004, sales were $108.8 million and $142.9 million, respectively. In periods during which supply exceeds demand for semiconductor capital equipment, we generally experience significant reductions in customer orders for our products. Sharp decreases in demand for semiconductor capital equipment may lead our customers to cancel forecasted orders, change production quantities from forecasted volumes or delay production, each of which may negatively impact our gross profit as we may be unable to reduce costs quickly and may be required to hold inventory longer than anticipated. In periods during which demand for semiconductor capital equipment exceeds supply, we generally need to increase our production of gas delivery and other subsystems quickly, requiring us to order additional inventory, manage our component supply chain effectively, hire additional employees and, if necessary, expand our manufacturing capacity.
Outsourcing need
We generate a significant portion of our revenue from the sale of gas delivery systems as well as a growing portion from other subsystems. The success of our business and our ability to generate future sales depends on OEMs continuing to outsource the manufacturing of gas delivery systems and other subsystems for their semiconductor capital equipment. Most of the largest OEMs have already outsourced a significant portion of their gas delivery systems. If OEMs do not continue to outsource gas delivery systems for their capital equipment, our revenue would be reduced, which could have a material adverse affect on our business, financial condition and operating results. In addition, if we are unable to obtain additional business as OEMs outsource their production of gas delivery and other subsystems, our business, financial condition and operating results could be adversely affected.
Customer and geographic concentration
A relatively small number of OEM customers have historically accounted for a significant portion of our revenue, and we expect this trend to continue. Applied Materials, Inc., Lam Research Corporation and Novellus Systems, Inc. as a group accounted for 93% of our sales in 2004, 92% of our sales in 2003, 99% of sales in 2002 and 90% of sales for the first nine months of 2005. Because of the small number of OEMs in our industry, most of whom are already our customers, it would be difficult to replace lost revenue resulting from the loss of, reduction in, cancellation of or delay in purchase orders by, any one of these customers. Consolidation among our customers may further concentrate our business in a limited number of customers and expose us to increased risks relating to dependence on a small number of customers. In addition, any significant pricing pressure exerted by a key customer could adversely affect our operating results.
We have had to qualify, and are required to maintain our status, as a supplier for each of our customers. This is a lengthy process that involves the inspection and approval by a customer of our engineering, documentation, manufacturing and quality control procedures before that customer will place volume orders. Our ability to lessen the adverse effect of any loss of or reduction in sales to an existing customer through the rapid addition of one or more new customers is minimal because of these qualification requirements. Consequently, our business, operating results and financial condition would be adversely affected by the loss of, or any reduction in orders by, any of our significant customers.
In 2004, 2003 and 2002, 3%, 4% and 0%, respectively, of our total sales were derived from sales outside the United States, based upon the location to which our products were shipped.
Anticipated increased general and administrative costs
The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, the Public Company Accounting Oversight Board and the Nasdaq National Market, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. In particular, beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, assuming the completion of this offering, our auditors will likely be required to audit and report on the effectiveness of our internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We will experience additional costs, especially in 2006, as we complete documentation of our internal control procedures in anticipation of their audit.
Currency fluctuations
Our international sales are denominated primarily, though not entirely, in U.S. dollars. Many of the costs and expenses associated with our Shanghai subsidiary are paid in Chinese Renminbi, and we expect our exposure to Chinese Renminbi to increase as we ramp up production in that facility. In addition, purchases of some of our components are denominated in Japanese Yen. Changes in exchange rates among other currencies in which our revenues or costs are denominated and the U.S. dollar may affect our revenues, cost of sales and operating margins. While fluctuations in the value of our revenues, cost of sales, and operating margins as measured in U.S. dollars have not materially affected our results of operations historically, we do not currently hedge our exchange exposure and adverse exchange rate fluctuations could have an adverse effect on our financial condition and results of operations in the future.
Deferred compensation
We amortize deferred stock-based compensation on the straight-line method over the vesting period of the stock options we grant, generally four years. Stock and other deferred compensation expense for the nine months ended September 30, 2005 declined to $0.2 million from $0.7 million in the nine months ended September 30, 2004. This decrease was attributable primarily to the absence of stock charges relating to the vesting of our Series A Senior Notes following our initial public offering in 2004.
Basis of presentation
Our financial statements include the accounts of Predecessor for the period from January 1, 2002 to November 15, 2002 and the accounts of Successor and its subsidiary, since inception, including the period from November 16, 2002 through December 31, 2002 and for the years ended December 31, 2003 and 2004 and the nine months ended September 30, 2004 and 2005.
In the discussion of our financial statements for the year ended December 31, 2002 in this “Management’s discussion and analysis of financial condition and results of operations,” we refer to the financial statements for 2002 as “combined” for comparative purposes. These combined financial results for 2002 represent the sum of the financial data for Predecessor for the period from January 1, 2002 through November 15, 2002 and the financial data for Successor for the period from its inception to December 31, 2002. We further refer to the period from our inception through December 31, 2002 as the November 16, 2002 through December 31, 2002 period, because we had no operations in the period from October 28, 2002, our date of incorporation, to November 15, 2002, the closing date of the Ultra Clean acquisition. These combined financial results are for informational purposes only and do not purport to represent what our financial position would have actually been in such periods had the Ultra Clean acquisition occurred prior to November 15, 2002. These combined financial results also do not purport to be a presentation in accordance with accounting principles generally accepted in the United States.
Critical accounting policies, significant judgments and estimates
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure at the date of our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to sales, inventories, intangible assets, stock compensation and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider certain accounting policies related to revenue recognition, inventory valuation, accounting for income taxes, valuation of intangible assets and goodwill and stock options to employees to be critical policies due to the estimates and judgments involved in each.
Revenue recognition
Our revenue is derived almost exclusively from a few OEM customers in the semiconductor capital equipment industry in the United States. Our standard arrangement for our customers includes a signed purchase order or contract, no right of return of delivered products and no customer acceptance provisions. Revenue from sales of products is recognized when:

•	we enter into a legally binding arrangement with a customer;

•	we ship the products;

•	customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

•	collection is probable.
Revenue is generally recognized upon shipment of the product. In arrangements which specify title transfer upon delivery, revenue is not recognized until the product is delivered. In addition, if we have not substantially completed a product or fulfilled the terms of the agreement at the time of shipment, revenue recognition is deferred until completion. Determination of criteria in the third and fourth bullet points above is based on our judgment regarding the fixed nature of the amounts charged for the products delivered and the collectability of those amounts.
We assess collectability based on the creditworthiness of the customer and past transaction history. We perform ongoing credit evaluations on, and do not require collateral from, our customers. We have not experienced collection losses in the past. A significant change in the liquidity or financial position of any one customer could make it more difficult for us to assess collectability.
Inventory valuation
We value our inventories at the lesser of standard cost, determined on a first-in, first-out basis, or market value. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of our estimated usage is written-down to its estimated market value less costs to sell, if less than its cost. The inventory write-downs are recorded as an inventory valuation allowance established on the basis of obsolete inventory or specific identified inventory in excess of established usage. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. If the inventory value is written down to its net realizable value, and subsequently there is an increased demand for the inventory at a higher value, the increased value of the inventory is not realized until the inventory is sold either as a component of a subsystem or as separate inventory.
Accounting for income taxes
The determination of our tax provision is subject to judgments and estimates. The carrying value of our net deferred tax assets, which is made up primarily of tax deductions, assumes we will be able to generate sufficient future income to realize these deductions fully. In determining whether the realization of these deferred tax assets may be impaired, we make judgments with respect to whether we are likely to generate sufficient future taxable income to realize these assets. We have not recorded any valuation allowance against our tax assets because, based on the available evidence, we believe it is more likely than not that we will be able to utilize all of our deferred tax assets in the future. If we do not generate sufficient future income, the realization of these deferred tax assets may be impaired, resulting in an additional income tax expense.
Valuation of intangible assets and goodwill
We periodically evaluate our intangible assets and goodwill in accordance with the Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142, for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets include goodwill, purchased technology and trade names. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, or significant negative industry or economic trends. The provisions of SFAS No. 142 also require a goodwill impairment test annually or more frequently if impairment indicators arise. In testing for a potential impairment of goodwill, the provisions of SFAS No. 142 require the application of a fair value-based test at the reporting unit level. We operate in one segment and have one reporting unit. Therefore, all goodwill is considered enterprise goodwill, and the first step of the impairment test prescribed by SFAS No. 142 requires a comparison of our fair value to our book value. If our estimated fair value is less than our book value, SFAS No. 142 requires an estimate of the fair value of all identifiable assets and liabilities of the business in a manner similar to a purchase price allocation for an acquired business. This estimate requires valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Potential goodwill impairment is measured based upon this two-step process. We performed the annual goodwill impairment test as of December 31, 2002, 2003 and 2004 and determined that goodwill was not impaired.
Stock options to employees
We account for our employee stock purchase plan and employee stock-based compensation plan in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and FASB Interpretation, or FIN, No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” or FIN 44. Accordingly, no compensation is recognized for purchase rights issued through the employee stock purchase plan or employee stock-based awards granted with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. We apply the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” or SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure,” or SFAS No. 148.
SFAS No. 123 requires the disclosure of pro forma net income as though we had adopted the fair value method since our inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of certain option pricing models, including the Black-Scholes option pricing model. Such models were developed to estimate the fair value of freely tradable, fully transferable options with no vesting restrictions, conditions that differ significantly from our stock option awards. These models also require the use of subjective assumptions, including expected time to exercise, which greatly affect the calculated values.
We amortize deferred stock-based compensation on the straight-line method over the vesting period of the stock options we grant, generally four years. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, our adjusted net income and net income per share would have been as follows (in thousands, except per share data):

	Predecessor	Successor

	Period from	Period from			Nine months
	January 1,	November 16,	Year ended		ended
	through	through	December 31,		September 30,
	November 15,	December 31,
	2002	2002	2003	2004	2004	2005

Net income (loss) as reported	$(312)	$(1,849)	$108	$8,550	$6,415	$1,320
Add: stock-based employee compensation included in reported net income (loss), net of tax	—	6	24	119	77	106
Less: total stock-based compensation determined under the fair value-based method for all awards, net of tax	(92)	(24)	(36)	(423)	(255)	(504)

Adjusted net income (loss)	$(404)	$(1,867)	$96	$8,246	$6,237	$922

Basic net income (loss) per share:
As reported	$(0.08)	$(0.21)	$0.01	$0.59	$0.46	$0.08
Adjusted	$(0.11)	$(0.22)	$0.01	$0.56	$0.44	$0.06

Diluted net income (loss) per share:
As reported	$(0.08)	$(0.21)	$0.01	$0.55	$0.43	$0.08
Adjusted	$(0.11)	$(0.22)	$0.01	$0.53	$0.42	$0.05

These calculations were made using the Black-Scholes option pricing model. The weighted average estimated fair value of employee stock option grants for the nine months ended September 30, 2005 was $3.52 per share. The weighted average estimated fair value of employee stock option grants for the nine months ended September 30, 2004 was $4.16 per share. The following assumptions were used:

	Predecessor	Successor

	Period from	Period from			Nine months
	January 1,	November 15,	Year ended		ended
	2002 to	2002 to	December 31,		September 30,
	November 15,	December 31,
	2002	2002	2003	2004	2004	2005

Expected dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	0%	0%	0%	66.0%	70.0%	58.0%
Risk-free interest rate	3.9%	3.9%	2.8%	3.3%	3.3%	3.8%
Expected life (in years)	5	5	5	5	5	5

Under SFAS No. 123, pro forma compensation cost is calculated for the fair market value of the stock purchase rights granted under our Employee Stock Purchase Plan. For the nine months ended September 30, 2005, the weighted average estimated fair value of employee purchase rights granted under the Employee Stock Purchase Plan was $1.75 per share. For the nine months ended September 30, 2004, the weighted average estimated fair value of employee purchase rights granted under the Employee Stock Purchase Plan was $2.14 per share. The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Employee Stock Purchase Plan:

		Nine months
	Year ended	ended
	December 31,	September 30,

	2004	2004	2005

Expected dividend yield	0%	0%	0%
Expected volatility	48.0%	47.9%	47.5%
Risk-free interest rate	2.1%	1.8%	3.0%
Expected life (in years)	0.5	0.5	0.5

Our calculations are based on the single option valuation approach and forfeitures are recognized as they occur.
In December 2004, FASB issued SFAS No. 123(R). SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires companies to expense the fair value of employee stock options and similar awards, including purchases made under an Employee Stock Purchase Plan. We adopted SFAS No. 123(R) as of January 1, 2006. SFAS No. 123(R) applies to all outstanding and unvested share-based payment awards at adoption.

Results of operations
The following table sets forth statements of operations data for the periods indicated as a percentage of revenue.

			Successor
	Combined(1)

	Year Ended		Year ended				Nine months ended
	December 31,		December 31,				September 30,

	2002		2003		2004		2004		2005

Sales	100.0%		100.0%		100.0%		100.0%		100.0%
Cost of goods sold	89.0%		86.8%		84.1%		84.0%		86.4%

Gross profit	11.0%		13.2%		15.9%		16.0%		13.6%
Operating expenses:
Research and development	0.9%		1.5%		1.3%		1.3%		1.8%
Sales and marketing	2.3%		2.9%		2.0%		1.9%		2.3%
General and administrative	9.0%		6.0%		4.9%		4.5%		7.6%
Stock and other deferred compensation	—		0.4%		0.4%		0.5%		0.1%
In-process research and development	1.0%		—		—		—		—

Total operating expenses	13.2%		10.8%		8.6%		8.2%		11.8%
Income from operations	(2.2%	)	2.4%		7.3%		7.8%		1.8%
Interest expense and other, net	(0.4%	)	(1.9%	)	(0.2%	)	(0.3%	)	0.1%

Income (loss) before income taxes	(2.6%	)	0.5%		7.1%		7.5%		1.9%
Income tax provision (benefit)	—		0.3%		2.5%		3.0%		0.6%

Net income (loss)	(2.6%	)	0.2%		4.6%		4.5%		1.3%

(1) The combined financial results for 2002 represent the sum of the financial data for Predecessor for the period from January 1, 2002 through November 15, 2002 and the financial data for Ultra Clean Holdings, Inc. for the period from November 16, 2002 (inception) to December 31, 2002. The combined financial data for 2002 are presented to facilitate comparison with other annual periods and do not purport to be a presentation in accordance with accounting principles generally accepted in the United States.
Nine months ended September 30, 2005 compared with the nine months ended September 30, 2004
Sales
We generate revenue primarily from the sale of gas delivery systems and began manufacturing chemical delivery modules as well as top-plate and frame assemblies in 2004 and process modules in 2005. Sales for the nine months ended September 30, 2005 decreased 23.9% to $108.8 million from $142.9 million for the nine months ended September 30, 2004. The decrease reflected softening demand among semiconductor capital equipment manufacturers as the industry coped with weakness in end-market demand. Included in the $108.8 million in sales for the nine months ended September 30, 2005 is $6.9 million related to sales of products other than gas delivery systems, including chemical delivery modules, top-plate assemblies, frame assemblies and process modules.

Gross profit
Cost of goods sold consists primarily of purchased materials, labor and overhead, including depreciation, associated with the design and manufacture of products sold. Gross profit for the nine months ended September 30, 2005 decreased to $14.8 million, or 13.6% of net sales, from $22.8 million, or 16.0% of net sales, for the nine months ended September 30, 2004. The decrease in gross profit was due primarily to lower factory absorption.
Research and development expense
Research and development expense consists primarily of activities related to new component testing and evaluation, test equipment, design and implementation, new product design and testing and other product development activities. Research and development expense was $1.9 million for each of the nine month periods ended September 30, 2005 and 2004. As a percentage of sales, research and development expense increased to 1.8% of net sales for the nine months ended September 30, 2005 compared to 1.3% of net sales for the nine months ended September 30, 2004. This increase was due primarily to a higher revenue base in the comparable prior year period.
Sales and marketing expense
Sales and marketing expense consists primarily of salaries and commissions paid to our sales and service employees and salaries paid to our engineers who work with our sales and service employees to help determine the components and configuration requirements for new products. Sales and marketing expense decreased slightly to $2.5 million, or 2.3% of net sales, for the nine months ended September 30, 2005 from $2.6 million, or 1.9% of net sales, for the nine months ended September 30, 2004. The decrease was attributable primarily to cost control activities offset by other costs associated with new product evaluation units sent to customers in 2005.
General and administrative expense
General and administrative expense increased to $8.3 million, or 7.6% of net sales, for the nine months ended September 30, 2005 from $6.5 million, or 4.5% of net sales, for the nine months ended September 30, 2004. The increase was due to the addition of administrative personnel in China, accounting and consulting costs relating to Sarbanes-Oxley 404 compliance and severance costs associated with the departure of our former Chief Financial Officer.
Stock and other deferred compensation
Stock and other deferred compensation for the nine months ended September 30, 2005 declined to $0.2 million from $0.7 million for the nine months ended September 30, 2004. This decrease was attributable primarily to the absence of stock charges relating to the vesting of our Series A Senior Notes following our initial public offering.
Interest and other income (expense)
Interest and other income (expense) for the nine months ended September 30, 2005 increased to $0.1 million from $(0.4) million for the nine months ended September 30, 2004, an increase of $0.5 million. This increase is attributable primarily to increased income earned on higher cash balances and a decline in interest expense as a result of the retirement of all of our outstanding Series A Senior Notes in 2004.

Provision for Income taxes
Provision for income taxes for the nine months ended September 30, 2005 was $0.7 million compared to $4.3 million for the nine months ended September 30, 2004. This decrease was attributable primarily to a decrease in taxable income for the nine months ended September 30, 2005. Our effective tax rate for the nine months ended September 30, 2005 was 33.5%. Our effective tax rate for the nine months ended September 30, 2004 was 40.1%. The decreased rate in 2005 reflects primarily a change in our estimate with respect to export tax benefits.
Year ended December 31, 2004 compared with year ended December 31, 2003
Sales
For the year ended December 31, 2004, sales increased 137.6%, or $106.7 million to $184.2 million from $77.5 million for the year ended December 31, 2003. An increase in end user demand for semiconductors during 2004 resulted in increased demand in the semiconductor capital equipment industry and therefore increased demand for our gas delivery systems. In addition, we began shipping frame assemblies in the second quarter of 2004 and top-plate assemblies and chemical delivery modules in the fourth quarter of 2004. These new product shipments contributed $2.5 million to revenue in 2004.
Gross profit
Gross profit for the year ended December 31, 2004 increased 186.2%, or approximately $19.0 million, to $29.2 million from $10.2 million for the year ended December 31, 2003. Gross profit as a percentage of sales increased to 15.9% for the year ended December 31, 2004 compared to 13.2% for the year ended December 31, 2003. The increase in gross profit from the year ended December 31, 2003 was primarily attributable to sharply higher sales and production of gas delivery systems. In addition, the increased production resulted in significantly higher factory utilization, and therefore, we were able to absorb more fixed costs and costs of operations, resulting in higher gross profit as a percentage of sales. We also implemented several cost containment measures during the second half of 2004, including work force reductions and mandatory time-off.
Research and development expense
Research and development expense for the year ended December 31, 2004 increased 108.9% to $2.4 million from $1.2 million for the year ended December 31, 2003, an increase of approximately $1.2 million. The increase in spending was due to an increase in engineering activity associated with new product design, test equipment and other product development activities including a new product design and customer-specific design modifications for our next-generation catalytic steam generator.
Sales and marketing expense
Sales and marketing expense for the year ended December 31, 2004 increased 56.8% to $3.6 million from $2.3 million for the year ended December 31, 2003, an increase of approximately $1.3 million. This increase in sales and marketing expense was primarily attributable to approximately $0.9 million in additional compensation paid to our sales and service employees due to the higher revenue generated, and the balance of the increase was due to increased travel expense, approximately $0.1 million in costs associated with evaluation units and product samples, and increased sales activities by our engineers.

General and administrative expense
General and administrative expense for the year ended December 31, 2004 increased 91.8% to $9.0 million from $4.7 million for the year ended December 31, 2003, an increase of $4.3 million. General and administrative expense as a percentage of sales decreased to 4.9% for the year ended December 31, 2004 compared to 6.0% for the year ended December 31, 2003. We experienced higher general and administrative expense in 2004, primarily due to approximately $1.9 million in costs attributable to the addition of new administrative employees as a result of our significantly higher levels of manufacturing activity, approximately $1.4 million in costs related to legal, accounting, consulting, insurance and other fees associated with our becoming a public company, and approximately $0.5 million for costs associated with the startup activities of our new facility in Shanghai, China. Also included in general and administrative expense in 2004 was $0.5 million for costs associated with consideration of an acquisition that we decided not to pursue during the third quarter.
Interest expense
Interest expense for the year ended December 31, 2004 decreased to $0.4 million from $1.5 million for the year ended December 31, 2003, a decrease of $1.1 million. This decrease in interest expense was attributable to the extinguishment of our Series A Senior Notes issued in the fourth quarter of 2002 in connection with the Ultra Clean acquisition. This extinguishment of debt occurred after our initial public offering in the first quarter of 2004.
Provision for income taxes
Provision for income taxes for the year ended December 31, 2004 was $4.5 million compared to $0.2 million for the year ended December 31, 2003. This increase was primarily attributable to the increase in taxable income for the year ended December 31, 2004. The effective tax rate for 2004 was 34.5% compared to 68.2% in 2003. The effective tax rate for the year ended December 31, 2004 was slightly less than the statutory rate of 35% primarily as a result of a tax benefit from exempt income, which was almost entirely offset by foreign operations, state income taxes and non-deductible expenses.
Year ended December 31, 2003 compared with year ended December 31, 2002
In the discussion of our financial statements for the year ended December 31, 2002 in this “Management’s discussion and analysis of financial condition and results of operations,” we refer to financial statements for 2002 as “combined” for comparative purposes. These combined financial results for 2002 represent the sum of the financial data for Predecessor, for the period from January 1, 2002 through November 15, 2002 and the financial data for Successor, for the period from its inception to December 31, 2002. We further refer to the period from our inception through December 31, 2002 as the November 16, 2002 through December 31, 2002 period, because we had no operations in the period from October 28, 2002, our date of incorporation, to November 15, 2002, the closing date of the Ultra Clean acquisition. These combined financial results are for informational purposes only and do not purport to represent what our financial position would have actually been in such periods had the Ultra Clean acquisition occurred prior to November 15, 2002. These combined financial results do not purport to be a presentation in accordance with accounting principles generally accepted in the United States.

Sales
Sales for the year ended December 31, 2003 decreased 8.1% to $77.5 million from $84.3 million for the year ended December 31, 2002, a decrease of $6.8 million. This decrease in sales was due to the continued downturn in the semiconductor capital equipment industry during the first three quarters of 2003, which resulted in decreased demand and sales of our gas delivery systems.
Gross profit
Gross profit for the year ended December 31, 2003 increased 9.7% to $10.2 million from $9.3 million for the year ended December 31, 2002, an increase of $0.9 million. Gross profit as a percentage of sales increased to 13.2% for the year ended December 31, 2003 compared to 11.0% for the year ended December 31, 2002. The increase in gross profit for the year ended December 31, 2003 was attributable primarily to sharply higher sales of gas delivery systems in the fourth quarter, during which time we were able to increase production without substantially increasing the number of employees. We recorded an immaterial charge for excess and obsolete inventory for the year ended December 31, 2003, compared to a charge of $0.3 million for the year ended December 31, 2002. We implemented several cost containment measures during the fourth quarter of 2002 and the first three quarters of 2003, including workforce reductions and mandatory time-off.
Research and development expense
Research and development expense for the year ended December 31, 2003 increased 71.4% to $1.2 million from $0.7 million for the year ended December 31, 2002, an increase of $0.5 million. Research and development expense as a percentage of sales increased to 1.5% for the year ended December 31, 2003 compared to 0.9% for the year ended December 31, 2002. This increase in research and development expense was attributable primarily to the development of additional test fixtures for a wider range of products and to additional design activity required by two of our major customers.
Sales and marketing expense
Sales and marketing expense for the year ended December 31, 2003 increased 21.1% to $2.3 million from $1.9 million for the year ended December 31, 2002, an increase of $0.4 million. Sales and marketing expense as a percentage of sales increased to 2.9% for the year ended December 31, 2003 compared to 2.3% for the year ended December 31, 2002. This increase in sales and marketing expense was attributable primarily to our expansion into new product lines at one of our major customers.
General and administrative expense
General and administrative expense for the year ended December 31, 2003 decreased 34.2% to $5.0 million from $7.6 million for the year ended December 31, 2002, a decrease of $2.6 million. General and administrative expense as a percentage of sales decreased to 6.4% for the year ended December 31, 2003 compared to 9.0% for the year ended December 31, 2002. We experienced higher general and administrative expense in 2002, due primarily to costs of $4.6 million associated with the Ultra Clean acquisition. General and administrative expense for the year ended December 31, 2003 included $1.1 million in professional fees paid to third party financial advisors for services they performed for us, approximately $0.2 million in bonus accrual associated with our management bonus and profit sharing plans and approximately $0.3 million associated with deferred compensation amortization resulting from restricted stock and employee debt which originated at the time of the Ultra Clean acquisition.
In-process research and development expense
In-process research and development expense for the year ended December 31, 2002 was $0.9 million, resulting from one project related to the development of technology and a related product that simplified the generation of steam for use in the semiconductor manufacturing process— the catalytic steam generator. We had no in-process research and development expenses for the year ended December 31, 2003.
Interest expense
Interest expense for the year ended December 31, 2003 increased to $1.5 million from $0.4 million for the year ended December 31, 2002, an increase of $1.1 million. This increase in interest expense was attributable to interest payable on our Series A Senior Notes held by FP-Ultra Clean, LLC and some of our key employees, which were issued in the fourth quarter of 2002 in connection with the Ultra Clean acquisition.
Provision for income taxes
Provision for income taxes for the year ended December 31, 2003 was $0.2 million compared to $0.03 million income tax benefit for the year ended December 31, 2002. This increase in provision for income taxes was primarily attributable to the increase in taxable income for the year ended December 31, 2003. For the year ended December 31, 2003, the state tax rate was higher than the statutory rate due the mix of taxable income and losses in Texas combined with a consolidated net income approximating break even.

Unaudited quarterly financial results
The following table sets forth our statement of operations data for the periods indicated below. The information for each of these periods is unaudited and has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our unaudited operations data for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future.

	2003				2004
(In thousands, except per share
data)	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,

	(in thousands, except per share amounts)
Sales	$17,626	$17,410	$16,726	$25,758	$40,837	$54,508	$47,509
Cost of goods sold	16,245	14,768	14,605	21,695	34,756	45,586	39,706

Gross profit	1,381	2,642	2,121	4,063	6,081	8,922	7,803

Operating expenses:
Research and development	259	268	290	338	552	661	686
Sales and marketing	471	553	595	657	704	941	978
General and administrative	755	1,984	733	1,230	1,476	2,099	2,884
Stock and other deferred compensation	67	67	69	74	604	52	52

Total operating expenses	1,552	2,872	1,687	2,299	3,336	3,753	4,600

Income (loss) from operations	(171)	(230)	434	1,765	2,745	5,169	3,203
Interest and other income (expense), net	(405)	(336)	(375)	(342)	(390)	(21)	(2)

Income (loss) before income taxes	(576)	(566)	59	1,423	2,355	5,148	3,201
Income tax provision (benefit)	(132)	(411)	38	737	942	2,059	1,288

Net income (loss)	$(444)	$(155)	$21	$686	$1,413	$3,089	$1,913

Net income (loss) per share:
Basic	(0.04)	(0.02)	0.00	0.07	0.14	0.19	0.12
Diluted	(0.04)	(0.02)	0.00	0.06	0.13	0.18	0.11

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2004	2005
(In thousands, except per share
data)	December 31,	March 31,	June 30,	September 30,

	(in thousands, except per share amounts)
Sales	$41,350	$41,924	$39,289	$27,540
Cost of goods sold	34,947	35,275	33,698	24,967

Gross profit	6,403	6,649	5,591	2,573

Operating expenses:
Research and development	514	687	749	495
Sales and marketing	946	894	864	749
General and administrative	2,560	3,312	2,807	2,200
Stock and other deferred compensation	52	52	53	52

Total operating expenses	4,072	4,945	4,473	3,496

Income (loss) from operations	2,331	1,704	1,118	(923)
Interest and other income (expense), net	26	27	28	30

Income (loss) before income taxes	2,357	1,731	1,146	(893)
Income tax provision (benefit)	222	537	454	(327)

Net income (loss)	$2,135	$1,194	$692	$(566)

Net income (loss) per share:
Basic	0.13	0.07	0.04	(0.03)
Diluted	0.13	0.07	0.04	(0.03)

Our sales increased sharply for the four quarters ending June 30, 2004, then declined moderately for four quarters before decreasing sharply in the third quarter of 2005 due to a sharp cyclical decline across the industry. Gross margin percentage improved, largely in line with increased volume, for the five quarters ending in September 2004, remained relatively flat for two quarters and then declined sharply in the second and third quarters of 2005, again due to movements in volume. Operating expenses spiked in the third quarter of 2004 due to a $0.5 million write-off of an expense in the period related to an acquisition that was not completed. Operating expenses increased again in the first quarter of 2005 due largely to high accounting and consulting costs relating to Sarbanes-Oxley 404 compliance and severance charges and then declined as a result of a management initiative to drive down total operating expense.

Liquidity and capital resources
We require capital principally to fund our working capital needs, maintain our equipment and purchase new capital equipment. We anticipate that our operating cash flow, together with the net proceeds to us of this offering and available borrowings under our revolving credit facility, will be sufficient to meet our working capital requirements, capital lease obligations, expansion plans and technology development projects for at least the next twelve months. The adequacy of these resources to meet our liquidity needs beyond that period will depend on our growth, the cyclical expansion or contraction of the semiconductor capital equipment industry and capital expenditures required to meet possible increased demand for our products.
As of September 30, 2005, we had cash of $14.1 million compared to $11.4 million as of December 31, 2004. We estimate that our net proceeds from this offering will be approximately $17.3 million at an assumed public offering price of $9.54 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds for working capital and other general corporate purposes, including potential acquisitions of companies and technologies that complement our business. See “Use of proceeds.”
Net cash provided by operating activities for the nine months ended September 30, 2005 was $0.7 million, primarily due to our net income of $1.3 million. This increase was partially offset by funding increases in accounts receivable, and accounts payable. For the year ended December 31, 2004, we generated cash from operating activities of $4.0 million, primarily attributable to net income of $8.6 million. This increase was partially offset by funding increases in inventory and prepaid expenses. For the year ended December 31, 2003, we generated cash from operating activities of $0.1 million, primarily attributable to our net income and carrying a higher level of payables compared with the year ended December 31, 2002. These increases were offset by funding increases in accounts receivable and inventories. For the year ended December 31, 2002, we generated cash from operating activities of $2.7 million, primarily attributable to increases in accounts payable and other liabilities and from lower inventory requirements associated with the downturn in the semiconductor capital equipment industry which resulted in a decreased demand for our gas delivery systems.
For the nine months ended September 30, 2005, we used cash from investing activities of $0.6 million, primarily due to equipment purchases for facility leasehold improvements and equipment. For the year ended December 31, 2004, net cash used in investing activities was $3.3 million, primarily for the purchase of equipment, leasehold improvements and computers, of which investment in our clean room and other facilities at our Shanghai, China facility accounted for $1.9 million. For the year ended December 31, 2003, we used net cash from investing activities of $0.2 million, primarily for the purchase of computer hardware and an engineering software application. For the year ended December 31, 2002, we used net cash from investing activities of $26.3 million in connection with the Ultra Clean acquisition and $1.7 million to construct and equip a new manufacturing facility in Tualatin, Oregon.
Net cash generated by financing activities for the nine months ended September 30, 2005 was $2.6 million, primarily through bank borrowings, which were used to fund start-up costs at our facility in China. For the year ended December 31, 2004, we generated cash from financing activities of $4.7 million. Net cash proceeds from our March 24, 2004 initial public offering were $35.4 million after deducting the underwriting discount and offering expenses, including a $2.0 million advisory fee paid to Francisco Partners Management, LLC. We used the net proceeds from the offering to redeem $29.3 million of our Series A Senior Notes held by FP-

Ultra Clean, LLC and $1.3 million held by some of our key employees, plus accrued interest. For the year ended December 31, 2003, we used cash in financing activities of $0.1 million for principal payments on our capital lease obligations. For the year ended December 31, 2002, cash provided by financing activities was $31.0 million, primarily from the issuance of our Series A Senior Notes and common stock in connection with the Ultra Clean acquisition. Of these proceeds, $9.0 million was used to repay borrowings from Mitsubishi under a revolving credit facility.
Revolving credit facility
In November 2004, we entered into a loan and security agreement, which we have since amended, providing for revolver loans of up to $20.0 million (with a $5.0 million sublimit for letters of credit). The loan and security agreement contains certain financial covenants, including a tangible net worth target and minimum profitability and liquidity ratios. Revolver loans under the loan and security agreement bear interest, at our option, at a rate equal to 1.5% per annum plus LIBOR or the reference rate established from time to time by the lender. Interest on the revolving loans is payable monthly, and the revolving facility matures on June 30, 2006. At any time prior to the revolving maturity date, we may elect to convert up to $10.0 million of outstanding revolving borrowings into a three-year term loan with quarterly payments of principal and interest. This term loan would bear interest, at our option, at a rate equal to 1.75% per annum plus LIBOR or 0.25% plus the reference rate. Obligations under the agreement are secured by a lien on substantially all of our assets. The obligations will be guaranteed by our domestic subsidiaries, and such guarantees will be secured by a lien on substantially all of their assets.
During the first quarter of 2005, we entered into a loan and security agreement providing for a borrowing facility of up to $3.0 million with a bank in China. As of September 30, 2005, the balance outstanding under the facility was $2.3 million, a portion of which was repayable in Renminbi.
Capital expenditures
We made capital expenditures of $1.1 million in the first nine months of 2005, most of which was for facility leasehold improvements and equipment in connection with the establishment of a manufacturing facility in Shanghai, China, $3.4 million on capital expenditures for the year ended December 31, 2004, $0.5 million for the year ended December 31, 2003 and $1.8 million for the year ended December 31, 2002.
Contractual obligations and contingent liabilities and commitments
Other than operating leases for certain equipment and real estate, we have no off-balance sheet transactions, unconditional purchase obligations or similar instruments and, other than with respect to the revolving credit facility described above, are not a guarantor of any other entities’ debt or other financial obligations. The following table presents a summary of our future minimum lease payments:

Year ending December 31,		Operating
(In thousands)	Capital leases	leases(1)

October 1, 2005 to December 31, 2005	$22	$328
2006	79	986
2007	55	590
2008	24	309
2009	4	72
Thereafter	—	—

Total	$184	$2,285

(1) Operating lease expense reflects the fact that (a) the lease for our headquarters facility in Menlo Park, California expires on December 31, 2007 and (b) the lease for our manufacturing facility in Portland, Oregon expires on November 7, 2007. We have an option to renew our lease in Portland, which we expect to exercise. Operating lease expense set forth above is expected to increase upon renewal of these leases.
At September 30, 2005, we had commitments to purchase inventory totaling $11.4 million.
Quantitative and qualitative disclosures about market risk
Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates or equity prices. In April 2004 we used the majority of the net proceeds from our initial public offering to redeem our outstanding Series A Senior Notes. As a result, except for approximately $2.3 million outstanding under our revolver loans with a bank in China, as of September 30, 2005 we had no indebtedness for borrowed money. Therefore, our exposure to market risk related to interest rates is limited. If and when we enter into future borrowing arrangements or borrow under our existing revolving credit facility, we may seek to manage exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt, together with interest rate swaps where appropriate, to fix or lower our borrowing costs.
Our international sales are denominated primarily, though not exclusively, in U.S. dollars. Many of the costs and expenses associated with our Shanghai subsidiary are paid in Chinese Renminbi and we expect our exposure to Chinese Renminbi to increase as we ramp up production in that facility. In addition, purchases of some of our components are denominated in Japanese Yen. We do not currently hedge our currency exchange exposure. While fluctuations in our revenue, cost of sales and operating margins as measured in U.S. dollars have not materially affected our results of operations historically, we cannot assure you that fluctuations in currency exchange rates will not have a material adverse impact in the future.
Recently adopted accounting standards
In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS No. 146. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force, or EITF, Issue No. 94-3, or Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on our consolidated financial statements.
In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45. This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material effect on our consolidated financial statements.
In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or Issue No. 00-21. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of Issue No. 00-21 did not have a material effect on our consolidated financial statements.
In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” and a revised interpretation of FIN No. 46, or FIN 46R, in December 2003, collectively FIN 46. These address consolidation of variable interest entities. FIN 46 provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure that functions to support the activities of the primary beneficiary. The provisions of FIN 46 were effective immediately for all variable interest entities created after January 31, 2003. The adoption of FIN 46 did not have a material effect on our consolidated financial statements
In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our consolidated financial statements.
In December 2003, the SEC issued Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition,” or SAB No. 104. SAB No. 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB No. 104 did not have a material effect on our consolidated financial statements.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs— and amendment of ARB No. 43, Chapter 4,” or SFAS No. 151. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material, or spoilage. This Statement requires that these costs be recognized as current-period charges and requires that production overhead be based on the normal capacity of the production facilities. We do not expect the adoption of SFAS No. 151 in 2006 to have a material effect on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 123(R) which replaces SFAS No. 123 and supersedes APB No. 25. We adopted SFAS No. 123(R) as of January 1, 2006. SFAS No. 123(R) requires companies to expense the fair value of employee stock options and similar awards, including purchases made under an Employee Stock Purchase Plan, and applies to all outstanding and unvested share-based payment awards at adoption.

Business
Overview
We are a leading developer and supplier of critical subsystems, primarily for the semiconductor capital equipment industry. We develop, design, prototype, engineer, manufacture and test subsystems which are highly specialized and tailored to specific steps in the semiconductor manufacturing process. Currently, our revenue is derived primarily from the sale of gas delivery systems. We are increasing our revenue related to the sale of other subsystems, including chemical delivery modules, top-plate assemblies, frame assemblies and process modules. Our primary customers are semiconductor equipment manufacturers.
Historically, the majority of semiconductor equipment manufacturers were vertically integrated. However, as they place greater emphasis on their core competencies, process development and innovation, they rely more heavily on outsourcing the design, development and manufacturing of many of the subsystems that comprise the semiconductor manufacturing equipment they produce. As the requirements they place on their subsystem suppliers increase and the scope of the subsystems they outsource expands, semiconductor equipment manufacturers seek to consolidate their supplier relationships into a reduced number of integrated solution providers.
We provide our customers complete subsystem solutions that combine our expertise in design, test, component characterization and highly flexible manufacturing operations with quality control and financial stability. This combination helps us drive down total manufacturing costs, reduce design-to-delivery cycle times and maintain quality standards for our customers. We believe these characteristics, as well as our standing as a leading supplier of gas delivery systems, place us in a strong position to benefit from the growing demand for subsystem outsourcing.
We had sales of $108.8 million for the nine month period ended September 30, 2005 and $184.2 million and $77.5 million for the years ended December 31, 2004 and 2003, respectively. Our three largest customers in 2005 were Applied Materials, Inc., Lam Research Corporation and Novellus Systems, Inc.
Industry background
The manufacture of semiconductors is a highly complex process. Bare silicon wafers undergo a series of chemical, mechanical and physical process steps in order to form hundreds and often thousands of integrated circuits on a single wafer. During the manufacturing process, a wafer may cycle through each process step multiple times before manufacturing is complete and each integrated circuit is fully formed.
As the manufacturing process becomes more complex, semiconductor manufacturers frequently add new capital equipment in order to reduce costs, add capacity or accommodate technologically advanced manufacturing processes for next-generation semiconductor devices. The introduction of new materials, as well as advances in manufacturing processes, including smaller line-width technologies, have enabled semiconductor manufacturers to increase dramatically the complexity and functionality, of semiconductor devices. As new, more complex devices are developed, the manufacturing techniques used to produce them require greater focus on process development and innovation, and on the integration of processes into the overall process flow.

A semiconductor manufacturing tool typically consists of a reaction chamber, within which gases and chemicals react to deposit or etch thin films on the wafer, and multiple subsystems. Subsystems are highly specialized and tailored to each step in the manufacturing process as well as to the specific requirements of both OEMs and their end users, the semiconductor manufacturers. Examples of subsystems include:
• Gas delivery systems which control the flow, pressure, sequencing and mixing of speciality gases into and out of the reaction chamber;
• Chemical delivery modules which deliver gases and reactive chemicals from a centralized subsystem to the reaction chamber and may include gas delivery systems as well as liquid and vapor delivery systems;
• Top-plate assemblies which form the top portion of the reaction chamber and include the various electrical and mechanical components used to control the process in the reaction chamber;
• Frame assemblies which form the support structure to which all other assemblies are attached; and
• Process modules which refer to the larger subsystems of a semiconductor manufacturing tool and include several of the smaller subsystems such as gas delivery systems, chemical delivery modules, top-plate assemblies, frame assemblies and process modules, as well as the reaction chamber and electronic, pneumatic and mechanical subsystems.
Historically, the majority of semiconductor equipment manufacturers were vertically integrated; they internally designed and manufactured the semiconductor manufacturing tool, including the reaction chamber and all associated subsystems. However, as semiconductor equipment manufacturers place greater emphasis on their core competencies, process development and innovation, they rely more heavily on outsourcing the design, development and manufacturing of many of the subsystems that comprise the semiconductor manufacturing equipment they produce. Outsourcing allows semiconductor equipment manufacturers to drive down total manufacturing costs, reduce design-to-delivery cycle times and maintain high quality standards. As the requirements they place on their subsystem suppliers increase and the scope of the subsystems they outsource expands, semiconductor equipment manufacturers seek to consolidate their supplier relationships into a reduced number of integrated solution providers. As a result, OEMs require their preferred suppliers to deliver:

•	Increased operational flexibility. To manage cyclical shifts in demand, OEMs increasingly look to augment the flexibility and scalability of their operations through outsourcing. Outsourcing allows OEMs to take advantage of subsystem suppliers’ inventory and supply chain management capabilities, as well as their purchasing power and ability to manufacture in low cost regions.

•	Reduced design-to-delivery cycle times. Because of the complexity of semiconductor manufacturing processes, OEMs must produce highly customized equipment that meets the unique demands of semiconductor device manufacturers. This factor is complicated by the fact that semiconductor device manufacturers increasingly require shorter lead times from equipment manufacturers and frequently alter their design requirements. As a result, equipment manufacturers expect their suppliers to produce highly integrated subsystems, with very short lead times, that can be modified at any stage of the manufacturing process.

•	Engineering and manufacturing expertise. As OEMs increase their focus on process development and innovation and refine their integration and testing techniques, they require suppliers to develop technical excellence and deliver reliable, high quality subsystems. As a result, suppliers must develop design proficiency as well as component characterization and test capabilities in order to develop solutions that are easy to implement and capable of evolving at a pace consistent with technological change.

•	Integration of manufacturing processes. The complexities involved in the manufacture of semiconductor equipment require subsystem suppliers to remain closely integrated with their OEM customers. By maintaining a presence in close proximity to OEM facilities, suppliers enable OEMs to benefit from production efficiencies and improve design-to-delivery cycle times.
As the need for outsourcing becomes more prevalent, semiconductor equipment manufacturers increase their demands on subsystem suppliers and seek to consolidate their supplier relationships into a reduced number of integrated solution providers.
Our solution
We are a leading developer and supplier of critical subsystems for the semiconductor capital equipment industry. Our products enable our OEM customers to realize lower manufacturing costs and reduced design-to-delivery cycle times while maintaining high quality standards.
We offer our customers:

•	An integrated outsourced solution for gas delivery systems and other subsystems. We provide our OEM customers a complete outsourced solution for the development, design, prototyping, engineering, manufacturing and testing of advanced gas delivery systems, one of the most critical and technologically complex elements of semiconductor capital equipment. We also provide outsourced solutions for chemical delivery modules, top-plate assemblies, frame assemblies and process modules. We combine highly specialized engineering and manufacturing capabilities to produce high performance products that are customized to meet the needs of our customers, as well as their respective end users, and that comply with applicable safety and environmental regulations and industry standards. We also perform comprehensive testing and qualification of final subsystems and provide our customers with a consolidated report of the key components used and the range of performance features for each subsystem we manufacture. We manage supply chain logistics in an effort to reduce the overall number of suppliers and inventory levels that our customers would otherwise be required to manage. In addition, we believe we are often in a position to negotiate reduced component prices due to our large volume orders. As a result, we are able to help our customers improve their level of manufacturing efficiency, capital utilization and product operating characteristics.

•	Improved design-to-delivery cycle times. Our strong relationships with our customers and intimate familiarity with their products and requirements help us reduce design-to-delivery cycle times for gas delivery systems and other subsystems. Our design teams are highly integrated with customer design teams and we have optimized our supply chain management, design and manufacturing coordination and controls to respond rapidly to order requests. These steps have enabled us to decrease design-to-delivery cycle times for our customers and reduce the amount of inventory we carry, allowing us to modify product designs quickly in response to end users’ frequent design changes and lower total manufacturing costs.

•	Component neutral design and manufacturing. A typical gas delivery system consists of one or more gas lines, comprised of several filters, mass flow controllers, regulators, pressure transducers and valves, associated interconnect tubing and an integrated electronic and/or pneumatic control system. Other subsystems are equally complex and may consist of several disparate components or subsystems. We do not manufacture any of the components within our gas delivery systems and other subsystems ourselves and are therefore component neutral. This enables us to work with our customers to select the most appropriate components for incorporation into their subsystems. Our component neutral position also enables us to recommend components on the basis of technology, performance and cost and to optimize our customers’ overall designs based on these criteria. In addition, our component neutral approach allows us to maintain close relationships with a wide range of component suppliers.

•	Component testing capabilities. We utilize our engineering expertise to test and characterize key components and subsystems, including mass flow controllers, regulators, pressure transducers, filters, liquid flow controllers and valves that we incorporate into our subsystems. We have made significant investments in advanced analytical and automated test equipment to test and qualify key components. We can perform diagnostic tests, design verification and failure analysis for customers and suppliers. Because we are component neutral, we can objectively test and assess a wide range of components. In addition, our analytical and testing capabilities enable us to evaluate multiple supplier component technologies and provide customers with a wide range of appropriate component and design choices for their subsystems. This approach also helps us anticipate technological changes and drive requirements for next-generation components.

•	Increased integration with OEMs through local presence. As technologies surrounding the manufacture of semiconductors evolve at a rapid pace, manufacturers demand faster response times from OEMs in order to provide next-generation equipment within constrained timeframes. Our local presence in close proximity to the facilities of most of our OEM customers enables us to remain closely integrated with their design, development and implementation teams. This level of integration enables us to respond quickly and efficiently to customer changes and requests.
Our strategy
Our objective is to maintain our position as a leading developer and supplier of gas delivery systems and become a leading developer and supplier of other critical subsystems, primarily for the semiconductor capital equipment industry.
Our strategy is comprised of the following key elements:

•	Continue to expand our market share with OEMs. We have been able to expand our addressable market by leveraging our experience with gas delivery systems to provide other subsystems, such as chemical delivery modules, top-plate assemblies, frame assemblies and process modules. We believe that the increase in outsourcing among OEMs creates a significant market opportunity for us to grow our business with existing and new customers. We believe that our continued focus on efficient manufacturing, reduced design-to-delivery cycle times and quality and reliability will also allow us to gain market share.

•	Leverage our expanding geographic presence in lower cost manufacturing regions. In March 2005, we completed construction of a manufacturing facility in Shanghai, China, allowing us to expand production in a low cost region. This facility puts us in close proximity to the manufacturing facilities of potential customers and their end users.

•	Drive profitable growth with our flexible cost structure. The demand characteristics of the semiconductor capital equipment industry require that we maintain a lean, highly flexible cost structure. We implement cost containment and capacity enhancement initiatives throughout the semiconductor capital equipment demand cycle and benefit greatly from our supply chain efficiencies. In addition, we believe our facility in Shanghai positions us to respond effectively to future business demands.

•	Selectively pursue strategic acquisitions. We may choose to accelerate the growth of our business by selectively pursuing strategic acquisitions. We have in the past considered and will continue to consider acquisitions that will enable us to expand our geographic presence, secure new customers and diversify into complementary products and markets as well as broaden our technological capabilities in semiconductor capital equipment manufacturing.

Products
We develop, design, prototype, engineer, manufacture and test subsystems, primarily for the semiconductor capital equipment industry. A substantial majority of our products consist of gas delivery systems that enable the precise delivery of numerous specialty gases used in a majority of the key steps in the semiconductor manufacturing process, including deposition, etch, chemical mechanical planarization (a process used to polish off high spots on wafers or films deposited on wafers), cleaning and annealing. Our gas delivery systems control the flow, pressure, sequencing and mixing of specialty gases into and out of the reaction chambers of semiconductor manufacturing tools. Our products also include other subsystems, including chemical delivery modules, top-plate assemblies, frame assemblies and process modules.
Gas delivery systems
A typical gas delivery system consists of one or more gas lines, comprised of several filters, mass flow controllers, regulators, pressure transducers and valves, associated interconnect tubing and an integrated electronic and/or pneumatic control system. These systems are mounted on a pallet and are typically enclosed in a sheet metal encasing.

The following diagram depicts a typical gas delivery system configuration:

•	Mass flow controllers control the amount of gas flowing into the process chambers.

•	Pressure transducers display and transmit a signal of gas pressure.

•	Valves provide positive shut-off for the gas stream, either by pneumatic control or manual operation.
Our gas delivery system designs are developed in collaboration with our customers and are customized to meet the needs of specific OEMs. We do not sell standard systems. Our customers either specify the particular brands of components they want incorporated into a particular system or rely on our design expertise and component characterization capabilities to help them select the appropriate components for their particular system.
Chemical delivery modules
Chemical delivery modules deliver gases and reactive chemicals from a centralized subsystem to the reaction chamber and may include gas delivery systems, as well as liquid and vapor delivery systems.
Top-plate assemblies
Top-plate assemblies form the top portion of the reaction chamber within which gases controlled by our gas delivery systems react to form thin films or etch films on the wafer.
Frame assemblies
Frame assemblies are steel tubing that form the support structure to which all other assemblies are attached and include pneumatic harnesses and cables that connect other subsystems together.

Process modules
Process modules refer to the larger subsystems of semiconductor manufacturing tools that process integrated circuits onto wafers. Process modules include several smaller subsystems such as the frame assembly, top-plate assembly, gas and chemical delivery modules, as well as the chamber and electronic, pneumatic and mechanical subsystems.
We began shipping frame assemblies in the second quarter of 2004 and top-plate assemblies and chemical delivery modules in the fourth quarter of 2004. We began manufacturing process modules for a semiconductor equipment manufacturer in our Menlo Park facility in the second quarter of 2005 and from our Shanghai facility in the third quarter of 2005. We shipped a total of 30 process modules in 2005 from our Menlo Park and Shanghai facilities. In addition, we began shipping a catalytic steam generator in the first quarter of 2004.
Design, engineering and manufacturing
We are able to produce reliable, cost-effective systems as a result of our proven design, engineering, manufacturing and testing expertise and our attention to quality:
Design and engineering. We provide our customers design, configuration and engineering services for their gas delivery systems. As of December 31, 2005, our engineering department consisted of 51 engineers, drafters and configuration analysts. Our engineers work on-site at several of our customers’ facilities.
We help our customers develop new product designs and clarify and define their semiconductor manufacturing tool requirements. Our component neutral position allows us to recommend components on the basis of technology, performance and cost and to optimize our overall designs based on these criteria. Our engineers design customized subsystem solutions that address customer needs in a cost-effective manner. In addition, our engineers identify the appropriate components for a particular design and release the order for these components early in the development process so that material procurement can occur prior to the end of the development cycle. Our configuration analysts and drafters define and release to our customers a documentation package for each system. In addition, our design expertise helps ensure that new product designs will comply with applicable safety and environmental regulations and industry standards.
Manufacturing. Our manufacturing capabilities consist of precision welding, assembly and testing services. The breadth of our capabilities enables us rapidly to develop manufacturing specifications, provide precise and repeatable manufacturing and perform final assembly and test of complex integrated gas delivery systems and other subsystems. We operate clean room manufacturing facilities in Menlo Park, California; Austin, Texas; Tualatin, Oregon; and Shanghai, China. We selected these locations to be near our key customers, which facilitates regular interaction with these customers. In addition, our Shanghai facility enables us to access low cost manufacturing. Each of our manufacturing facilities is ISO 9001:2000 certified and has been qualified by our customers with respect to the products we build for them.
Our manufacturing process is highly flexible, which enables our customers to make alterations to their requirements throughout the design, engineering and manufacturing process. This results in decreased design-to-delivery cycle times for our customers. We use product data management software, which works directly with our manufacturing resource planning system, to streamline the procurement, inventory management and manufacturing processes.

Supply-chain management. We use a wide range of components and materials obtained from a large number of sources in the production of our gas delivery systems, including filters, mass flow controllers, regulators, pressure transducers and valves. We use consignment material and just-in-time stocking programs to manage our inventories in response to changing customer requirements. These approaches enable us to reduce our inventory levels and maintain flexibility in response to changes in product demand. We believe our close relationships with key suppliers allow us to receive a level of supplier support that substantially strengthens our competitive position. Furthermore, we believe we are often able to negotiate reduced component prices due to our large volume orders.
Testing. We design and build automated test equipment for use on the manufacturing floor to test finished subsystems for full functionality and reliability. The automated test fixtures are design-specific for gas delivery system and subsystem testing and provide a detailed data package on each system shipped. In addition, we qualify key components, such as mass flow controllers, valves, regulators and pressure transducers prior to integration into our gas delivery systems and each gas delivery system is verified to a zero particle level. During the manufacturing process, all functions of a subsystem are tested to ensure that components operate correctly and pneumatic logic is correct as designed and built. Test data are made available to customers and subsystems shipped from our manufacturing facilities are digitally photographed, providing a permanent inspection record of the product.
Quality control. Each of our manufacturing facilities is ISO 9001:2000 certified. Our quality management system allows us to access real-time corrective action reports, nonconformance reports, customer complaints and controlled documentation. In addition, each quarter our senior management reviews the effectiveness of our quality control systems, and we survey our customers to measure satisfaction.
As a result of our commitment to, and strict compliance with, quality standards, we have received several service and quality awards from key customers for our performance and quality business processes. We were awarded the Novellus Outstanding Services Award in 2001 and 2002, the Novellus Outstanding Quality Award in 2002 and 2003 and the Lam Research Supplier Excellence Award in 2003. In addition, we received Supplier Quality Certification from Applied Materials, Inc. in 2003 and 2004.
Customers
We sell our products to semiconductor capital equipment manufacturers. This industry is highly concentrated and we are therefore highly dependent upon a small number of customers. Our three largest customers in 2005 were Applied Materials, Inc., Lam Research Corporation and Novellus Systems, Inc.

The following table sets forth the percentages of our total net sales to our three largest customers in each period presented:

	Predecessor	Successor

	Period from	Period from
	January 1	November 16
	through	through	Year ended
	November 15,	December 31,	December 31,

	2002	2002	2003	2004

Customer A	46%	50%	47%	49%
Customer B	27%	22%	21%	28%
Customer C	26%	27%	24%	16%

Three largest customers as a group	99%	99%	92%	93%

We have successfully qualified as a supplier with each of our customers. This lengthy qualification process involves the inspection and audit of our facilities and evaluation by our customers of our engineering, documentation, manufacturing and quality control processes and procedures before that customer places orders for our products. Our customers generally place orders with suppliers who have met and continue to meet their qualification criteria.
Sales and support
We sell our products through our direct sales force which, as of December 31, 2005, consisted of a total of 17 sales directors, account managers and sales support staff. Our sales directors are responsible for establishing sales strategy and setting the objectives for specific customer accounts. Each account manager is dedicated to a specific customer account and is responsible for the day-to-day management of that customer. Account managers work closely with customers and in many cases provide on-site support. Account managers often attend customers’ internal meetings related to production, engineering design and quality to ensure that customer expectations are interpreted and communicated properly to our operations group. Account managers also work with our customers to identify and meet their cost and design-to-delivery cycle time objectives.
We have dedicated account managers responsible for new business development for gas delivery systems and other subsystems. Our new business development account managers initiate and develop long-term, multi-level relationships with customer accounts and work closely with customers on new business opportunities throughout the design-to-delivery cycle.
Our sales force includes technical sales support for order placement, spare parts quotes and production status updates. We have a technical sales associate located at each of our manufacturing facilities. In addition, we have developed a service and support infrastructure to provide our customers with service and support 24 hours a day, seven days a week. Our dedicated field service engineers provide customer support through servicing and repair of our subsystems.
Technology development
We engage in ongoing technology development efforts in order to remain a technology leader for gas delivery systems and to develop other subsystems. We have a technology development group which, as of December 31, 2005, consisted of three persons, two of whom hold doctoral degrees. In addition, our design engineering and new product engineering groups support our technology development activities.
Our technology development group works closely with our customers to identify and anticipate changes and trends in next-generation semiconductor manufacturing equipment. Our technology development group participates in customer technology partnership programs that focus on process application requirements for gas delivery systems and other subsystems. These development efforts are designed to meet specific customer requirements in the areas of subsystem design, materials, component selection and functionality. Our technology development group also works directly with our suppliers to help them identify new component technologies and make necessary changes in, and enhancements to, the components that we integrate into our products. Our analytical and testing capabilities enable us to evaluate multiple supplier component technologies and provide customers with a wide range of appropriate component and design choices for their gas delivery systems and other subsystems. Our analytical and testing capabilities also help us anticipate technological changes and the requirements in component features for next-generation gas delivery systems and other subsystems. We are also developing additional features to improve the performance and functionality of our gas delivery systems and other subsystems.
Our self-funded technology development and new product engineering expenses were approximately $1.9 million, $2.4 million, $1.2 million and $0.7 million (excluding our write-off of $0.9 million of purchased in-process research and development) for the nine months ended September 30, 2005 and for 2004, 2003 and 2002, respectively. We perform our technology development activities principally at our facilities in Menlo Park, California.
Intellectual property
Our business is largely dependent upon our design, engineering, manufacturing and testing expertise. We also rely on a combination of trade secrets and confidentiality provisions, and to a much lesser extent, patents, copyrights and trademarks, to protect our proprietary rights. As of December 31, 2005, we had four issued United States patents, all of which expire in 2018 or later, and six United States patent applications pending. None of our patents is material to our business. Intellectual property that we develop on behalf of our customers is generally owned exclusively by those customers.
We routinely require our employees, suppliers and potential business partners to enter into confidentiality and non-disclosure agreements before we disclose to them any sensitive or proprietary information regarding our products, technology or business plans. We require employees to assign to us proprietary information, inventions and other intellectual property they create, modify or improve.
Competition
Our industry is highly fragmented. When we compete for new business, we face competition from other suppliers of gas delivery systems and other subsystems as well as the OEM’s internal manufacturing group. In addition, OEMs that have elected to outsource their gas delivery systems and other subsystems could elect in the future to develop and manufacture these subsystems internally, leading to further competition. Our principal competitors for our gas delivery systems are Celerity Group, Inc., Integrated Flow Systems, LLC, Matheson Tri-Gas, Inc. and Wolfe Engineering, Inc., and our principal competitors for other subsystems are Allegro MicroSystems, Inc., Flextronics International Ltd., Fox Semicon Integrated Tech Inc. and

Sanmina-SCI Corporation. Some of these competitors have substantially greater financial, technical, manufacturing and marketing resources than we do. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, the limited number of potential customers in our industry further intensifies competition.
The primary competitive factors in our industry are price, technology, quality, design-to-delivery cycle time, reliability in meeting product demand, service and historical customer relationships. We anticipate that increased competitive pressures will cause intensified price-based competition and we may have to reduce the prices of our products. In addition, we expect to face new competitors as we enter new markets.
Employees
As of December 31, 2005, we had 378 employees, of which 70 were temporary employees. Of our total employees, 52 were in engineering, three in technology development, 17 in sales and support, 160 in direct manufacturing, 104 in indirect manufacturing and 42 in executive and administrative functions. None of our employees is represented by a labor union and we have not experienced any work stoppages.
Facilities
Our headquarters are located in Menlo Park, California, where we lease approximately 32,000 square feet of commercial space under a lease that expires on December 31, 2007. We use this space for our principal administrative, sales and support, engineering and technology development facilities and for manufacturing purposes. Approximately 6,500 square feet at our Menlo Park facility is a clean room manufacturing facility. We also have manufacturing facilities in Austin, Texas; Tualatin, Oregon; and Shanghai, China. In Austin, we lease approximately 22,080 square feet of manufacturing space under a lease that expires on October 31, 2008, subject to renewal for up to two years at our option. Approximately 3,500 square feet in Austin is a clean room manufacturing facility. In Tualatin, we lease approximately 22,000 square feet of manufacturing space under a lease that expires on November 7, 2007, subject to renewal for up to five years at our option. Approximately 4,000 square feet in Tualatin is a clean room manufacturing facility. In Shanghai, we lease approximately 52,000 square feet of manufacturing space under a lease that expires on June 30, 2009. Approximately 6,500 square feet in Shanghai is a clean room manufacturing facility.
Governmental regulation and environmental matters
Our operations are subject to federal, state and local regulatory requirements and foreign laws relating to environmental, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and waste, as well as practices and procedures applicable to the construction and operation of our facilities. Our past or future operations may result in exposure to injury or claims of injury by employees or the public which may result in material costs and liabilities to us. Although some risk of costs and liabilities related to these matters is inherent in our business, we believe that our business is operated in substantial compliance with applicable regulations. However, new, modified or more stringent requirements or enforcement policies could be adopted, which could adversely affect us.
Legal proceedings
On September 2, 2005, we filed suit in the federal court for the Northern District of California against Celerity, Inc., or Celerity, seeking a declaratory judgment that our new substrate technology does not infringe certain of Celerity’s patents and/or that Celerity’s patents are invalid. On September 13, 2005, Celerity filed suit in the federal court of Delaware alleging that we have infringed seven patents by developing and marketing products that use Celerity’s fluid distribution technology. The Delaware litigation was transferred to the Northern District of California on October 19, 2005 and is in the process of being consolidated with our previously filed declaratory judgment action. We believe that claims made by Celerity are without merit and intend to defend the lawsuit vigorously. However, litigation can be costly and time consuming regardless of the outcome.
From time to time, we are also subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business.

Management
Set forth below is information concerning our executive officers and directors:

Name	Age	Position

Clarence L. Granger	57	President, Chief Executive Officer, Chief Operating Officer and Director
Jack Sexton	42	Vice President and Chief Financial Officer
Bruce Wier	57	Vice President of Engineering
Deborah Hayward	44	Vice President of Sales
Sowmya Krishnan, Ph.D	37	Vice President of Technology and Chief Technology Officer
Brian R. Bachman	61	Director
Sue Billat	55	Director
Dipanjan Deb	36	Director
Kevin C. Eichler	46	Director
David T. ibnAle	34	Director
Thomas M. Rohrs	55	Director

Clarence L. Granger has served as our Chief Executive Officer since November 2002, as our President and Chief Operating Officer since March 1999 and as a director since May 2002. Mr. Granger served as our Executive Vice President and Chief Operating Officer from January 1998 to March 1999 and as our Executive Vice President of Operations from April 1996 to January 1998. Prior to joining Ultra Clean in April 1996, he served as Vice President of Media Operations for Seagate Technology from 1994 to 1996. Prior to that, Mr. Granger worked for HMT Technology as Chief Executive Officer from 1993 to 1994, as Chief Operating Officer from 1991 to 1993 and as President from 1989 to 1994. Prior to that, Mr. Granger worked for Xidex as Vice President and General Manager, Thin Film Disk Division, from 1988 to 1989, as Vice President, Santa Clara Oxide Disk Operations, from 1987 to 1988, as Vice President, U.S. Tape Operations, from 1986 to 1987 and as Director of Engineering from 1983 to 1986. Mr. Granger holds a master of science degree in industrial engineering from Stanford University and a bachelor of science degree in industrial engineering from the University of California at Berkeley.
Jack Sexton has served as our Vice President and Chief Financial Officer since May 2005. Before joining Ultra Clean, Mr. Sexton was Corporate Controller of Credence Systems Corporation, a manufacturer of test equipment and diagnostics and failure analysis products used for testing semiconductor integrated circuits. He was Controller and Chief Accounting Officer of NPTest from May 2002 until its sale to Credence in May 2004. Prior to NPTest, Mr. Sexton was Worldwide Controller for Schlumberger Resource Management Services, now Actaris Metering Systems. Mr. Sexton joined Schlumberger in 1990, prior to which he was a plant operations controller for Texas Instruments. Mr. Sexton holds two Bachelor of Science degrees, in finance and accounting from the Carroll School of Management at Boston College, where he graduated magna cum laude. He is also a Certified Public Accountant.
Bruce Wier has served as our Vice President of Engineering since February 2000. Mr. Wier served as our Director of Design Engineering from July 1997 to February 2000. Prior to joining Ultra Clean in July 1997, Mr. Wier was the Engineering Manager for the Oxide Etch Business Unit at Lam Research from April 1993 to June 1997. Prior to that, Mr. Wier was the Senior

Project Engineering Manager at Genus from May 1990 to April 1993, the Mechanical Engineering Manager at Varian Associates from November 1985 to May 1990, and the Principal Engineer/ Project Manager at Eaton Corporation from February 1981 to November 1985. Mr. Wier is also on the board of directors of, and is the Chief Financial Officer for, Acorn Travel, a travel company formed by his wife in 1999. Mr. Wier holds a bachelor of science degree cum laude in mechanical engineering from Syracuse University.
Deborah Hayward has served as our Vice President of Sales since October 2002. Ms. Hayward served as our Senior Sales Director from May 2001 to October 2002, as Sales Director from February 1998 to May 2001 and as a major account manager from October 1995 to February 1998. Prior to joining Ultra Clean in 1995, she was a customer service manager and account manager at Brooks Instruments from 1985 to 1995.
Sowmya Krishnan, Ph.D., has served as our Vice President of Technology since January 2004 and as our Chief Technology Officer since February 2001. Dr. Krishnan served as our Director of Technology Development from January 1998 to January 2001, as Manager of Technology Development from January 1995 to December 1997 and as manager of a joint evaluation program between Ultra Clean and VLSI Technology from February 1994 to December 1994. Dr. Krishnan holds a master of science degree in chemical engineering and a doctorate degree in chemical engineering from Clarkson University.
Brian R. Bachman has served as a director of Ultra Clean since March 2004. Mr. Bachman was the Chief Executive Officer and Vice Chairman of Axcelis Technologies, Inc. from May 2000 to January 2002. Prior to that, he was Senior Vice President and Group Executive-Hydraulics, Semiconductor Equipment and Specialty Controls of Eaton Corporation from December 1995 to July 2000 and Vice President and general manager for the Standard Products Business Group of Philips Semiconductors B.V. from 1991 to 1995. Prior to that, Mr. Bachman held various positions with FMC Corporation, General Electric Co. and TRW Inc. and was president of General Semiconductor, Inc., a subsidiary of Square D Co., and was a group General Manager with ITT Industries Inc. Mr. Bachman is on the board of directors of Keithley Instruments, Inc. and Kulicke and Soffa Industries, Inc.
Sue Billat has served as a director of Ultra Clean since March 2004. Since 2002, Ms. Billat has been a Principal at Benchmark Strategies, which she founded in 1990. Prior to that, she was a Managing Director and Senior Research Analyst for semiconductor equipment and foundries at Robertson Stephens & Company from 1996 to 2002 and Senior Vice President of Marketing for Ultratech Stepper from 1994 to 1996. Prior to 1994, Ms. Billat spent eight years in executive positions in the semiconductor equipment industry and twelve years in operations management, engineering management and process engineering in the semiconductor industry. Ms. Billat is on the board of directors of PDF Solutions, Inc. Ms. Billat holds bachelor and masters of science degrees in physics from Georgia Tech and completed further graduate studies in electrical engineering and engineering management at Stanford University.
Dipanjan Deb has served as a director of Ultra Clean since November 2002. Mr. Deb is a founder and managing partner of Francisco Partners and has been a partner since its formation in August 1999. Prior to joining Francisco Partners, Mr. Deb was a Principal with Texas Pacific Group. Earlier in his career, Mr. Deb was Director of Semiconductor Banking at Robertson Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb is also on the board of directors of AMIS Holdings, Inc., Conexant Systems, Inc., SMART Modular Technologies, Inc., MagnaChip Semiconductor Ltd. and Credence Systems Corp.

Kevin C. Eichler has served as a director of Ultra Clean since March 2004. Mr. Eichler has served as the Vice President and Chief Financial Officer of MIPS Technologies, Inc. from June 1998 to February 2006. Prior to that, he was Vice President of Operations and Chief Financial Officer of Visigenic Software Inc. from 1996 to 1998, Executive Vice President of Finance and Chief Financial Officer of National Information Group from 1995 to 1996 and Executive Vice President of Finance and Chief Financial Officer of Mortgage Quality Management, Inc. from 1991 to 1995. Prior to 1991, Mr. Eichler held management positions with NeXT Software and Microsoft. Mr. Eichler is on the board of directors of SupportSoft, Inc. and Magma Design Automation, Inc. Mr. Eichler holds a bachelor of science degree in accounting from St. John’s University.
David T. ibnAle has served as a director of Ultra Clean since November 2002 and as our lead director since February 2005. Mr. ibnAle is a Principal of Francisco Partners and has been an investment professional with Francisco Partners since December 1999, when he joined as a Vice President. Prior to joining Francisco Partners, Mr. ibnAle was an associate with Summit Partners. Prior to that he worked in the Corporate Finance Department of Morgan Stanley & Co. from 1994 to 1996. Mr. ibnAle has also worked in the Fixed Income Division of Goldman Sachs & Co. Mr. ibnAle holds an A.B. in public policy and an A.M. in international development policy from Stanford University and a masters degree in business administration from the Stanford University Graduate School of Business.
Thomas M. Rohrs has served as a director of Ultra Clean since January 2003. Mr. Rohrs currently serves as an independent advisor to a number of companies and served as an independent advisor to Applied Materials, Inc., one of our largest customers, from August 2004 to April 2005. Mr. Rohrs served as Vice President, Strategic Development, of Applied Global Services, a division of Applied Materials, Inc., from October 2003 to August 2004. Prior to that, he was a senior advisor to Applied Materials, Inc. from May 2002 to September 2003 and Senior Vice President, Global Operations, at Applied Materials, Inc. from November 1997 to April 2002. Prior to that he was Vice President, Worldwide Operations, for Silicon Graphics from 1992 to 1997 and Senior Vice President, Manufacturing and Customer Service, at MIPS Computer Systems from 1989 to 1992. Prior to 1989, Mr. Rohrs was employed by Hewlett Packard in a number of managerial positions. Mr. Rohrs is on the board of directors of Magma Design Automation, Inc. and Electroglas, Inc. Mr. Rohrs has a bachelor of science in mechanical engineering from the University of Notre Dame and a masters degree in business administration from Harvard Business School. He serves on the Engineering Advisory Council for the University of Notre Dame.
Composition of our board of directors
Pursuant to a stockholders’ agreement, our principal stockholder, FP-Ultra Clean, LLC, which is controlled by Francisco Partners, L.P. has the right to nominate for election a majority of the members of our board of directors as long as it holds at least 25% of our outstanding common stock. However, as FP-Ultra Clean, LLC’s ownership interest in us decreases, its right to nominate directors will be reduced as follows:

Percent of nominees
for election to our
Percentage stock ownership	board of directors

25% or more	50%
Less than 25%	25%
Less than 20%	20%
Less than 10%	10%
Less than 5%	0%

Our board of directors currently consists of seven directors. All of our directors stand for election at each annual meeting of stockholders. Non-employee directors are paid a $20,000 annual fee, a $5,000 annual fee per committee on which a non-employee director serves and a $5,000 annual fee per committee on which a non-employee director serves as the chairperson. Upon joining our board, non-employee directors are also granted options to purchase 15,000 shares of our common stock under our Amended and Restated 2003 Stock Incentive Plan that vest over four years, and each year, immediately following our annual meeting, non-employee directors are granted options to purchase 7,500 shares (or, if the director has served less than one year, a pro rata amount) of our common stock that will vest over four years. In addition, in March 2004, Mr. Rohrs was granted 62,500 shares of restricted common stock under our Amended and Restated 2003 Stock Incentive Plan which vest over four years. Beginning in 2005, Messrs. ibnAle and Deb waived their right to receive annual retainer and committee fees.
Committees of our board of directors
Our board of directors has the following committees:

•	Audit committee. The audit committee of our board of directors reviews our financial statements and accounting practices and makes recommendations to our board of directors regarding the selection of independent auditors. In addition, any transaction in which one of our directors has a conflict of interest must be disclosed to our board of directors and reviewed by the audit committee. Under our corporate governance guidelines, if a director has a conflict of interest, the director must disclose the interest to the audit committee and our board of directors and must recuse himself or herself from participation in the discussion and must not vote on the matter. In addition, the audit committee is authorized to retain special legal, accounting or other advisors in order to seek advice or information with respect to all matters under consideration, including potential conflicts of interest. Our audit committee consists of Messrs. Bachman and Eichler and Ms. Billat. Our board of directors has determined that each current member of the committee is independent as defined under NASDAQ Stock Market and SEC rules. Our board of directors has concluded that all members of the audit committee qualify as audit committee financial experts as defined by SEC rules.

•	Compensation committee. The compensation committee of our board of directors makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans. Our compensation committee consists of Messrs. Bachman, Deb, ibnAle and Rohrs. Our board of directors has determined that Messrs. Bachman and Rohrs are independent as defined under NASDAQ

Stock Market and the SEC rules. Messrs. Deb and ibnAle are not independent, as permitted by NASDAQ Stock Market rules applicable to “controlled companies.”

•	Nominating and corporate governance committee. The nominating and corporate governance committee of our board of directors identifies and recommends nominees to our board of directors, oversees and sets compensation for our directors and oversees compliance with our corporate governance guidelines. Our nominating and corporate governance committee consists of Messrs. Deb, ibnAle, Eichler and Rohrs. Our board of directors has determined that Messrs. Eichler and Rohrs are independent as defined under NASDAQ Stock Market and SEC rules. Messrs. Deb and ibnAle are not independent, as permitted by NASDAQ Stock Market rules applicable to “controlled companies.”

Compensation committee interlocks and insider participation
No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the caption “Certain relationships and related party transactions.”
Executive compensation
The following table sets forth certain information regarding the annual and long-term compensation we paid to or for our President and Chief Executive Officer and each of our other executive officers named in the table, or the named executive officers, for each of our last three fiscal years:

Summary compensation table

						Long-term
		Annual				compensation(1)
		compensation
						Number of
					Other annual	securities	All other
					compensation	underlying	compensation
Name and principal position	Year	Salary($)	Bonus($)		($)(2)(3)	options(#)	($)

Clarence L. Granger	2005	332,692	129,413		968	400,000	6,139	(12)
President, Chief Executive	2004	298,846	126,837		968	—	508,589	(4)
Officer and Chief Operating Officer	2003	233,077	33,932		1,055	385,000	10,480	(5)
Jack Sexton(6)	2005	128,461	—		—	165,000	—
Vice President and Chief Financial Officer
Bruce Wier	2005	194,151	46,672		836	25,000	7,195	(13)
Vice President of Engineering	2004	196,834	39,742		723	5,000	109,805	(7)
	2003	180,838	19,138		837	88,750	9,643	(8)
Deborah Hayward	2005	157,401	86,509	(9)	—	25,000	3,481	(10)
Vice President of Sales	2004	141,350	118,468	(9)	—	31,250	3,164	(10)
	2003	110,298	70,415	(9)	—	62,500	2,956	(10)
Sowmya Krishnan, Ph.D.	2005	165,268	34,437		—	25,000	5,822	(10)
Vice President of Technology	2004	165,383	33,823		244	25,000	39,894	(11)
and Chief Technology Officer	2003	123,654	8,551		—	31,250	3,700	(10)

(1) In addition, On December 31, 2005, Messrs. Granger and Weir and Dr. Krishnan held 39,825, 7,963 and 2,844 shares of restricted stock, respectively, with values of $280,766, $56,139, $20,050, respectively, based on our common stock closing price of $7.05 on December 31, 2005.
(2) Amounts include tax gross-up reimbursements for executives’ life insurance premiums.
(3) Excludes small amounts of perquisites such as executive disability insurance and car allowance, which do not exceed $50,000 or 10% of executive’s annual salary.
(4) Amount includes company contribution of $9,750 under Ultra Clean’s 401(k) Plan, $1,740 reimbursed for executive’s life insurance premium and $497,099 paid to executive for redemption of notes, including interest.
(5) Amount includes company contribution of $8,740 under Ultra Clean’s 401(k) Plan and $1,740 reimbursed for executive’s life insurance premium.
(6) Mr. Sexton joined us as our Vice President and Chief Financial Officer on May 17, 2005.
(7) Amount includes company contribution of $8,858 under Ultra Clean’s 401(k) Plan, $1,505 reimbursed for executive’s life insurance premium and $99,442 paid to executive for redemption of notes, including interest.
(8) Amount includes company contribution of $8,138 under Ultra Clean’s 401(k) Plan and $1,505 reimbursed for executive’s life insurance premium.
(9) This amount reflects sales commissions paid to executive.
(10) This amount reflects company contribution under Ultra Clean’s 401(k) Plan.
(11) Amount includes company contribution of $4,054 to Ultra Clean’s 401(k) Plan, $35,470 paid to executive for redemption of notes, including interest, and $370 reimbursed for executive’s life insurance premium.
(12) Amount includes $4,399 under Ultra Clean’s 401(k) plan and $1,740 reimbursed for executive life insurance premium.
(13) Amount includes $5,690 under Ultra Clean’s 401(k) plan and $1,505 reimbursed for executive life insurance premium.
Stock Option Grants in the Year Ended December 31, 2005
The following table sets forth information concerning grants of options to acquire shares of our common stock granted to our named executive officers for the year ended December 31, 2005. All options listed in the table become vested and exercisable over a four year period from the grant date, with the first 25% vesting on the first anniversary of the grant date and 1/48 of the shares vesting monthly thereafter. The options were granted at an exercise price equal to the fair market value of our common stock on the grant date. No stock appreciation rights were granted during 2005 to our named executive officers.

	Individual grants

	Number				Potential realizable value
	of	Percentage of			at assumed annual rates
	securities	total options			of stock price appreciation
	underlying	granted to	Exercise		for option term (1)
	options	employees in	price	Expiration
Name	granted	2005	($/share)	date	5%	10%

Clarence Granger	400,000	48.3%	$6.55	5/8/2015	$1,647,704	$4,175,605
Jack Sexton	165,000	19.9%	$7.05	6/19/2015	$731,562	$1,853,921
Wier, Bruce	25,000	3%	$6.55	5/8/2015	$102,981	$260,975
Deborah Hayward	25,000	3%	$6.55	5/8/2015	$102,981	$260,975
Krishnan, Sowmya	25,000	3%	$6.55	5/8/2015	$102,981	$260,975

(1) This represents hypothetical gains that would exist for the options at the end of their respective terms based on assumed annualized rates of compound stock price appreciation from the date grant of 5% and 10%. The disclosure of 5% and 10% assumed rates is required by the rules of the SEC and does not represent our estimate or projection of future common stock prices or stock price growth.
Aggregate option exercises in last fiscal year and fiscal year-end option values
The following table sets forth information regarding unexercised options held as of December 31, 2005 by each of our named executive officers. None of our named executive officers exercised any stock options in the year ended December 31, 2005.

	Number of securities
	underlying unexercised		Value of unexercised in-the-
	options at December 31,		money options at
	2005		December 31, 2005(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Clarence L. Granger	272,708	512,292	1,649,883	879,367
Jack Sexton	0	165,000	0	0
Bruce Wier	65,051	53,699	380,437	169,251
Deborah Hayward	56,249	62,501	258,274	133,913
Sowmya Krishnan	33,072	48,178	134,464	68,349

(1) The value of unexercised in-the-money options is based on the closing price of our common stock on December 31, 2005 of $7.05 per share, minus the exercise price of the option, multiplied by the number of shares issuable upon the exercise of the option.
Employment agreements
Clarence L. Granger
We entered into an employment agreement with Clarence L. Granger dated November 15, 2002, as amended on March 2, 2004 and May 9, 2005, pursuant to which he agreed to serve as our President and Chief Executive Officer through March 2009. His employment agreement provides for a base salary of $350,000. He received a signing bonus, of which approximately $74,000 was paid in cash, $88,000 was paid in cash but used to purchase our common stock, and approximately $265,000 was placed in a deferred compensation arrangement payable after seven years (or earlier in the discretion of our board of directors). Under this deferred compensation arrangement, we have agreed to pay interest of 2.7% per annum on the deferred amount, payable on June 30 and December 31 of each year. Under his employment agreement, Mr. Granger is eligible to receive an annual bonus of up to $175,000, subject to the satisfaction of performance goals as may be set by our board of directors. In the event that Mr. Granger is terminated by us without cause at any time or Mr. Granger resigns within six months after a change of control with good reason, he is entitled to continue to receive the amount of his base salary for 12 months (offset by any income earned by him during such 12 months) and 12 months’ accelerated vesting of his options. During the third quarter of 2003, Mr. Granger agreed to a voluntary reduction in his base salary as a result of our decreased sales stemming from the continued downturn in the semiconductor capital equipment industry.
Jack Sexton
We entered into an employment agreement with Jack Sexton dated June 21, 2005, pursuant to which he agreed to serve as our Vice President and Chief Financial Officer. His employment agreement provides for a base salary of $200,000. Under his employment agreement, Mr. Sexton is eligible to receive an annual bonus with a target bonus of 40% of base salary, subject to the satisfaction of performance goals as may be set by our board of directors. In the event that Mr. Sexton is terminated by us without cause, he is entitled to receive 12 months of base salary, health coverage and accelerated vesting of stock options.

Certain relationships and related party transactions
Relationship with Francisco Partners
FP-Ultra Clean, LLC currently holds approximately 55% of our outstanding common stock and will hold approximately 28% of our outstanding common stock upon completion of this offering. Two of our directors, Messrs. Deb and ibnAle, are employees of Francisco Partners, L.P., which controls FP-Ultra Clean, LLC. Set forth below is a brief description of the existing relationships and agreements between us and Francisco Partners.
Stockholders’ agreement
We and FP-Ultra Clean, LLC have entered into a stockholders’ agreement. The stockholders’ agreement covers matters of corporate governance, restrictions on transfer of our securities and information rights.
Corporate governance. The stockholders’ agreement provides that FP-Ultra Clean, LLC has the right to nominate for election members of our board of directors as set forth under “Management— Board structure and compensation.”
The stockholders’ agreement also provides that our board of directors may not take certain significant actions without the approval of FP-Ultra Clean, LLC as long as it owns at least 25% of our outstanding common stock. These actions include:

• mergers, acquisitions or certain sales of assets;

• any liquidation, dissolution or bankruptcy;

• issuances of securities;

• determination of compensation and benefits for our chief executive officer and chief financial officer;

• appointment or dismissal of any of the chairman of our board of directors, chief executive officer, chief financial officer or any other executive officer in any similar capacity;

• amendments to the stockholders’ agreement or exercise or waiver of rights under the stockholders’ agreement;

• amendments to our charter or bylaws;

• any increase or decrease in the number of directors that comprise our board of directors;

• the declaration of dividends or other distributions;

• any incurrence or refinancing of indebtedness in excess of $10 million;

• approval of our business plan, budget and strategy; and

• modification of our long-term business strategy.
All provisions of the stockholders’ agreement are expressly subject to any requirements as to governance imposed by rules of the SEC, The Nasdaq National Market or any other exchange on which our securities are listed.
Restrictions on transfer. Generally, FP-Ultra Clean, LLC is prohibited from transferring its securities of Ultra Clean Holdings, Inc. without complying with restrictions relating to the timing of the transfer, the number of securities subject to the transfer and the transferee of such securities.
Information rights. So long as FP-Ultra Clean, LLC holds any of our securities, it has the right to receive from us financial information, monthly management reports, reports from our independent public accountants and such additional information regarding our financial position or business as it reasonably requests.
Registration rights agreement
FP-Ultra Clean, LLC has registration rights with respect to our common stock pursuant to a registration rights agreement dated December 2, 2002.
Demand Registration. The registration rights agreement provides that we can be required to effect additional registration statements, or demand registrations, registering the securities held by FP-Ultra Clean, LLC. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the aggregate gross proceeds expected to be received does not equal or exceed $5.0 million or if we have effected a demand registration within the preceding 90 days. If a demand registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the demand registration shall be such that first priority shall be given to FP-Ultra Clean, LLC and its permitted transferees.
Incidental Registration. In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration on Form S-8 or S-4 or successor forms to these forms, whether or not such registration is for our own account, FP-Ultra Clean LLC will have the opportunity to participate in such registration. Expenses relating to these “incidental registrations” are required to be paid by us.
If an incidental registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion shall be such that first priority shall be given to us and second priority shall be given to FP-Ultra Clean, LLC and its permitted transferees. We and the stockholders selling securities under a registration statement are required to enter into customary indemnification and contribution arrangements with respect to each registration statement.
Transactions with management
The wife of Bruce Weir, our Vice President of Engineering, is the sole owner of Acorn Travel, Inc., our primary travel agency. We incurred fees for travel-related services, including the cost of airplane tickets, provided by Acorn Travel to Ultra Clean for a total of $139,913 in the nine months ended September 30, 2005, and a total of $159,715 in the fiscal year ended December 31, 2004.

Principal and selling stockholders
The following table sets forth information with respect to the beneficial ownership of our common stock outstanding as of December 31, 2005 and on an as adjusted basis to reflect the sale of shares in this offering for:

• each person or group known by us to beneficially own more than 5% of our common stock;

• each of our directors and executive officers;

• all of our directors and executive officers as a group; and

• each of the selling stockholders, including members of management.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of February 3, 2006. Shares issuable pursuant to stock options are deemed outstanding for computing the ownership percentage of the person holding such options but are not outstanding for computing the ownership percentage of any other person. The number of shares of common stock outstanding after this offering reflects the sale by us of 2,000,000 shares of common stock in this offering. The percentage of beneficial ownership for the following table is based on 16,501,363 shares of common stock outstanding as of December 31, 2005.
Unless otherwise indicated, the address of each of the named entities or individuals is c/o Ultra Clean Holdings, Inc., 150 Independence Drive, Menlo Park, California 94025. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

				Shares beneficially			Shares beneficially
				owned after the			owned after the
	Shares beneficially			offering without			offering with
	owned before the			exercise of over-			exercise of over-
	offering			allotment option		Shares	allotment option
Name and address of			Shares offered			offered in
beneficial owner	Number	Percentage	for Sale	Number	Percentage	overallotment	Number	Percentage

Beneficial owners
FP-Ultra Clean, LLC(1)	9,029,900	54.7%	3,885,000	5,144,900	27.8%	875,000	4,269,900	23.1%
c/o Francisco Partners, L.P.
2882 Sand Hill Road,
Suite 280
Menlo Park, CA 94025

				Shares beneficially			Shares beneficially
				owned after the			owned after the
	Shares beneficially			offering without			offering with
	owned before the			exercise of over-			exercise of over-
	offering			allotment option		Shares	allotment option
Name and address of			Shares offered			offered in
beneficial owner	Number	Percentage	for Sale	Number	Percentage	overallotment	Number	Percentage

Mazama Capital Management, Inc.(2)	1,606,638	9.7%	—	1,606,638	8.7%	—	1,606,638	8.7%
One S.W. Columbia, Suite 1500
Portland, OR 97258

Discovery Group I, LLC(3)	1,105,830	6.7%	—	1,105,830	6.0%	—	1,105,830	6.0%
Hyatt Center, 24th Floor
71 South Warken Drive
Chicago, IL 60606

Clarence L. Granger(4)	609,915	3.7%	100,000	509,915	2.8%	25,000	484,915	2.6%

Jack Sexton	—	*	—	—	—	—	—	*

Deborah Hayward(5)	63,529	*	—	63,529	*	—	63,529	*

Sowmya Krishnan, Ph.D.(6)	55,538	*	—	55,538	*	—	55,538	*

Bruce Wier(7)	123,986	*	—	123,986	*	—	123,986	*

Brian R. Bachman(8)	7,500	*	—	7,500	*	—	7,500	*

Susan H. Billat(8)	7,500	*	—	7,500	*	—	7,500	*

Dipanjan Deb(8)	7,500	*	—	7,500	*	—	7,500	*

Kevin C. Eichler(8)	7,500	*	—	7,500	*	—	7,500	*

David ibnAle(8)	7,500	*	—	7,500	*	—	7,500	*

Thomas M. Rohrs(9)	92,343	*	15,000	77,343	*	—	77,343	*

All executive officers and directors as a group (11 persons)	982,811	6%	115,000	867,811	4.7%	25,000	842,811	4.6%

* Less than 1%.
(1) The shares are owned beneficially and of record by FP-Ultra Clean, LLC. A majority of the membership interests of FP-Ultra Clean, LLC are held by Francisco Partners, L.P. and Francisco Partners GP, LLC is the general partner of Francisco Partners, L.P. and the managing member of FP-Ultra Clean, LLC. Voting and investment power belongs to a group of managing directors (including Mr. Deb) of Francisco Partners GP, LLC. The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by the forgoing entities. Messrs. Deb and ibnAle, are members of management of Francisco Partners, GP, LLC. and disclaim beneficial ownership of the securities held by the foregoing entities.
(2) Based on a Schedule 13G filed with the SEC on February 14, 2005.
(3) Includes 937,315 shares owned by Discovery Equity Partners, LP, an investment partnership managed by Discovery Group I, LLC. Discovery Group I, LLC previously reported on a Schedule 13G, dated August 22, 2005 an aggregate beneficial ownership percentage of our common stock of 6.2 percent, which included 5.2 percent owned by Discovery Equity Partners, LP.
(4) Includes 296,770 shares subject to common stock options exercisable within 60 days of February 3, 2006.
(5) Includes 62,109 shares subject to common stock options exercisable within 60 days of February 3, 2006.
(6) Includes 36,558 shares subject to common stock options exercisable within 60 days of February 3, 2006.
(7) Includes 70,911 shares subject to common stock options exercisable within 60 days of February 3, 2006.
(8) Represents shares subject to common stock options that are exercisable within 60 days of February 3, 2006.
(9) Includes 29,843 shares subject to common stock options exercisable within 60 days of February 3, 2006.

Description of our capital stock
The following description summarizes the material terms of our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions of our amended and restated certificate of incorporation and bylaws.
General
Our authorized capital stock consists of 90,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share.
Common stock
As of December 31, 2005, we had 16,501,363 shares of common stock outstanding which were held of record by approximately 1,215 stockholders. As of December 31, 2005, after giving effect to the offering and assuming no exercise of any stock options, we would have had 18,501,363 shares of common stock outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Pursuant to a stockholders’ agreement, our principal stockholder FP-Ultra Clean, LLC, which is controlled by Francisco Partners, L.P. has the right to nominate for election a majority of the members of our board of directors so long as it holds at least 25% of our outstanding common stock. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our common stock trades on The Nasdaq National Market under the symbol “UCTT.” Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of common stock offered hereby will be fully paid and nonassessable.
Preferred stock
Our board of directors is authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to 10,000,000 shares of preferred stock in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our voting stock outstanding. We have no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Anti-takeover measures
Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. However, we have elected not to be governed by Section 203 of Delaware law, which means that we have elected not to take advantage of anti-takeover protection related to transactions with interested stockholders. Additionally, provisions of our amended and restated certificate of incorporation and bylaws could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

• a requirement that special meetings of stockholders may be called only by the chairman of our board of directors or our president or, upon the written request of two directors, our secretary;

• advance notice requirements for stockholder proposals and nominations; and

• the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board of directors may determine.
In addition to the anti-takeover measures described above, provisions of our stockholders’ agreement with FP-Ultra Clean, LLC could deter, delay or prevent a third party from acquiring us. See “Certain relationships and related party transactions— Relationship with Francisco Partners— Stockholders’ agreement.”
Transfer agent and registrar
Wells Fargo Shareowner Services serves as the transfer agent and registrar for our common stock. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139 and the telephone number is (800) 468-9716.

Shares eligible for future sale
Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Upon completion of this offering there will be 18,501,363 shares of common stock outstanding. Of these shares, 12,503,652 shares of common stock, including the 6,000,000 shares sold in this offering, will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. An additional 5,997,711 shares will be available for sale in the public market following termination of the lockup agreement entered into by each of the holders of those shares with the underwriters of this offering.
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 185,014 shares immediately after this offering, assuming no exercise of any stock options outstanding as of December 31, 2005, or the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 144(k)
Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.
Registration rights
FP-Ultra clean, LLC or its transferees are entitled to various rights with respect to the registration under the Securities Act of the 5,144,900 shares of common stock that it will hold upon completion of this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For further information regarding these registration rights, see “Certain relationships and related party transactions— Relationship with Francisco Partners— Registration rights agreement.”

Stock options
As of December 31, 2005, options to purchase a total of 2,120,437 shares of common stock were outstanding. Of these, 486,764 options are subject to lockup agreements. An additional 1,324,319 shares of common stock are available for future option grants under our option plan.
On March 30, 2004 and April 4, 2005, we filed a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Amended and Restated 2003 Stock Incentive Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under the Form S-8 registration statement are for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.
Lockup agreements
Our executive officers, directors and the selling stockholders have entered into the lockup agreements described in “Underwriting.”

Certain United States tax consequences to
non-U.S. holders of common stock
The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.
A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.
This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions, and final and temporary Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.
Dividends
As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make distributions, however, distributions made to a non-U.S. holder of common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service, or IRS, Form W-8BEN certifying its entitlement to benefits under a treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (but not below zero) and then will be treated as gain from the sale of common stock.
The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on disposition of common stock
A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.
We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.
Information reporting requirements and backup withholding
Information returns will be filed with the IRS in connection with payments of dividends. Unless you comply with certification procedures to establish that you are not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of common stock and you may be subject to backup withholding tax on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.
Federal estate tax
An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Underwriting
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as book running manager of the offering. J.P. Morgan Securities Inc., Piper Jaffray & Co. and Needham & Company, LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares

J.P. Morgan Securities, Inc.
Piper Jaffray & Co.
Needham & Company, LLC

Total	6,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.
The underwriters have an option granted by certain of the selling stockholders to buy up to 900,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $           per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	overallotment	overallotment
Underwriting discounts and commissions	exercise	exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $               .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc., for a period of 90 days after the date of this prospectus. We may, however, contract to issue shares of our common stock in connection with an acquisition by us and issue up to an aggregate of 820,000 shares of our common stock during the 90-day restricted period in connection with any such acquisition, provided that, in any such case, prior to entering into such contract, each person who would be entitled to receive shares of common stock agrees to be bound by the terms of the lock up agreement described in the next paragraph. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Our directors and executive officers and the selling stockholders have entered into lockup agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, these restrictions shall not apply (a) to an aggregate of 15,000 shares of our common stock held by certain of our officers, and (b) to the entry by any of our directors or executive officers into any written trading plan designed to comply with Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may be made during the 90-day restricted period.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
Our common stock is traded on the Nasdaq National Market under the symbol “UCTT.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
An affiliate of Piper Jaffray & Co., Discovery Group I, LLC, has an ownership position in our common stock as a result of open market purchases. Discovery Group, LLC, together with an investment partnership which it manages, Discovery Equity Partners, LP, previously reported on Schedule 13G dated August 22, 2005 an aggregate beneficial ownership percentage of our common stock of 6.2 percent. The 6.2 percent reported by Discovery Group I, LLC includes the 5.2 percent reported by Discovery Equity Partners, LP. The beneficial ownership of Discovery Group I, LLC and Discovery Equity Partners, LP currently amounts to 6.7 and 5.7, respectively, of our outstanding common stock as of December 31, 2005.
Legal matters
The validity of the shares of common stock being offered will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California. Selected legal matters in connection with this offering will be passed on for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.
Experts
The consolidated financial statements as of December 31, 2003 and 2004, and for each of the two years in the period ended December 31, 2004, and the periods from January 1, 2002 through November 15, 2002 and November 16, 2002 through December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Where you can find more information
We have filed a registration statement regarding this offering on Form S-1, including all amendments and supplements thereto, with the SEC under the Securities Act of 1933, as amended. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits to read that information. Statements made in this prospectus as to any of our contracts, agreements or other documents referred to are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
You may read and copy information omitted from this prospectus but contained in the registration statement at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 100 F Street, N.W., Washington, D.C. 20549. You may also request copies of all or any portion of such material from the Public Reference Section of the SEC at Judiciary Plaza, 100 F Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, materials filed electronically with the SEC are available at the SEC’s web site at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Ultra Clean Technology, 150 Independence Drive, Menlo Park, California 94025, (650) 323-4100.
We intend to furnish to our stockholders annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information, in each case prepared in accordance with generally accepted accounting principles.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders of Ultra Clean Holdings, Inc.:
We have audited the accompanying consolidated balance sheets of Ultra Clean Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004, and the period from November 16, 2002 (date of acquisition) through December 31, 2002. We have also audited the accompanying statements of operations, stockholders’ equity and cash flows of Ultra Clean Technology Systems and Service, Inc. (“Predecessor”) for the period from January 1, 2002 through November 15, 2002 (date of disposition). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultra Clean Holdings, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 and the period from November 16, 2002 (date of acquisition) through December 31, 2002, and the results of operations and cash flows of Predecessor for the period from January 1, 2002 through November 15, 2002, in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
San Jose, California
March 28, 2005

Ultra Clean Holdings, Inc.
Consolidated balance sheets

	Year ended
	December 31,

(in thousands, except share data)	2004	2003

ASSETS
Current assets:
Cash	$11,440	$6,035
Accounts receivable	13,785	11,724
Inventory	15,133	9,123
Deferred income taxes	2,340	1,802
Prepaid expenses and other	1,960	210

Total current assets	44,658	28,894

Equipment and leasehold improvements:
Computer equipment and software	1,648	954
Furniture and fixtures	294	165
Machinery and equipment	3,101	1,514
Leasehold improvements	3,613	2,599

	8,656	5,232
Accumulated depreciation and amortization	(3,264)	(1,659)

Equipment and leasehold improvements, net	5,392	3,573
Long-term assets:
Goodwill	6,617	6,617
Tradename	8,987	8,987
Deferred income taxes	1,768	1,731
Other non-current assets	276	353

Total assets	$67,698	$50,155

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,302	$9,805
Accrued compensation and related benefits	1,546	847
Other accrued expenses and liabilities	847	612
Capital lease obligations, current portion	102	111

Total current liabilities	14,797	11,375

Capital lease obligations and other liabilities	426	447
Series A Senior Notes to related parties, net of deferred compensation of $580 in 2003	—	30,013

Total liabilities	15,223	41,835

Commitments and contingencies (see Note 6)
Stockholders’ Equity:
Preferred stock— $0.001 par value, 10,000,000 authorized; none outstanding	—	—
Common stock— $0.001 par value, 90,000,000 authorized; 16,366,466 and 10,245,395 shares issued and outstanding, in 2004 and 2003, respectively	46,237	10,377
Deferred stock-based compensation	(571)	(316)
Retained earnings (accumulated deficit)	6,809	(1,741)

Total stockholders’ equity	52,475	8,320

Total liabilities and stockholders’ equity	$67,698	$50,155

(See notes to consolidated financial statements)

Ultra Clean Holdings, Inc.
Consolidated statements of operations

	Successor			Predecessor

	Year ended		November 16	January 1
	December 31,		through	through
			December 31,	November 15,
(in thousands)	2004	2003	2002	2002

Sales	$184,204	$77,520	$7,916	$76,338
Cost of goods sold	154,995	67,313	7,972	66,986

Gross profit (loss)	29,209	10,207	(56)	9,352

Operating expenses:
Research and development	2,413	1,155	99	634
Sales and marketing	3,569	2,276	332	1,586
General and administrative	9,019	4,701	928	6,626
Stock and other deferred compensation	760	277	34	—
In-process research and development	—	—	889	—

Total operating expenses	15,761	8,409	2,282	8,846

Income (loss) from operations	13,448	1,798	(2,338)	506

Other income (expense):
Interest expense, net	(387)	(1,458)	(182)	(170)
Other income (expense), net	—	—	4	(6)

Total other expense	(387)	(1,458)	(178)	(176)

Income (loss) before income taxes	13,061	340	(2,516)	330
Income tax provision (benefit)	4,511	232	(667)	642

Net income (loss)	$8,550	$108	$(1,849)	$(312)

Net income (loss) per share:
Basic	$0.59	$0.01	$(0.21)	$(0.08)
Diluted	$0.55	$0.01	$(0.21)	$(0.08)
Shares used in computing net income (loss) per share:
Basic	14,605	9,976	8,668	3,680
Diluted	15,542	10,711	8,668	3,680

(See notes to consolidated financial statements)

Ultra Clean Holdings, Inc.
Consolidated statements of stockholders’ equity

				Retained
	Common Stock		Deferred	earnings	Total
			stock-based	(accumulated	stockholders’
(in thousands)	Shares	Amount	compensation	deficit)	equity

Balance, January 1, 2002	3,680,000	$6,440		$2,230	$8,670
Capital contribution	—	1,330		—	1,330
Net loss				(312)	(312)

Predecessor ending balance November 15, 2002	3,680,000	$7,770	$—	$1,918	$9,688

Beginning balance, November 16, 2002	—	$—	$—	$—	$—
Issuance of common stock at par value for formation of Ultra Clean Holdings	250				—
Issuance of common stock	9,928,975	9,930	—	—	9,930
Issuance of restricted common stock to employees	268,525	268	(268)	—	—
Amortization of deferred stock- based compensation	—	—	8	—	8
Net loss	—	—	—	(1,849)	(1,849)

Balance, December 31, 2002	10,197,750	10,198	(260)	(1,849)	8,089
Issuance of common stock	47,645	47			47
Deferred stock-based compensation related to stock options granted to employees	—	132	(132)	—	—
Amortization of deferred stock- based compensation	—	—	76		76
Net income	—	—	—	108	108

Balance, December 31, 2003	10,245,395	10,377	(316)	(1,741)	8,320
Sale of common stock	6,000,000	35,162	—	—	35,162
Issuance of restricted common stock to employees	62,500	438	(438)	—	—
Net issuance under employee stock plans, including tax benefits of $30	58,571	260			260
Amortization of deferred compensation			183		183
Net income				8,550	8,550

Balance, December 31, 2004	16,366,466	$46,237	$(571)	$6,809	$52,475

(See notes to consolidated financial statements)

Ultra Clean Holdings, Inc.
Consolidated statements of cash flows

	Successor			Predecessor

			November 16	January 1
	Year ended		through	through
	December 31,		December 31,	November 15,

(in thousands, except par value)	2004	2003	2002	2002

Cash flows from operating activities:
Net income (loss)	$8,550	$108	$(1,849)	$(312)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,605	1,429	231	1,477
Loss on equipment sale	—	105	—	—
Deferred income tax	(575)	213	(103)	(543)
Amortization of deferred compensation	760	277	34	—
Write-off of in-process research and development	—	—	889	—
Executive option cancellation	—	—	—	1,330
Changes in assets and liabilities:
Accounts receivable	(2,061)	(3,362)	(2,380)	(1,612)
Inventory	(6,010)	(894)	152	(1,665)
Prepaid expenses and other	(1,750)	(9)	134	767
Other assets	77	67	6	78
Accounts payable	2,497	2,692	2,502	2,789
Income taxes payable (receivable)	(46)	1,403	(565)	(793)
Accrued compensation and related benefits	699	(524)	373	310
Other accrued expenses and liabilities	276	(1,391)	(953)	2,442

Net cash (used in) provided by operating activities	4,022	114	(1,529)	4,268

Cash flows from investing activities:
Purchases of equipment and leasehold improvements	(3,323)	(182)	(71)	(1,700)
Acquisition of business, net of cash acquired	—	—	(26,285)	—
Purchase of certificate of deposit	—	—	—	(250)

Net cash used in investing activities	(3,323)	(182)	(26,356)	(1,950)

Cash flows from financing activities:
Principal payments on capital lease obligations	(124)	(134)	(24)	(248)
Borrowings (repayments) on notes to related parties, net	(30,593)	—	—	600
Proceeds from issuance of common stock	35,423	—	9,930	—
Principal payments of borrowings	—	—	(9,000)	—
Proceeds from issuance of long-term debt to related parties	—	—	29,786	—

Net cash (used in) provided by financing activities	4,706	(134)	30,692	352

Net (decrease) increase in cash	5,405	(202)	2,807	2,670
Cash at beginning of period	6,035	6,237	3,430	760

Cash at end of period	$11,440	$6,035	$6,237	$3,430

Supplemental cash flow information:
Income taxes paid	$6,724	$15	$—	$2,030

Interest paid	$508	$2,092	$—	$194

Non-cash investing and financing activities:
Acquisition of equipment under capital lease	$99	$246	$143	$19

Common stock issued to employees	$438	$47	$268	$—

Accretion of Series A Senior notes issued to employees	$580	$201	$25	$—

(See notes to consolidated financial statements)

Ultra Clean Holdings, Inc.
Notes to consolidated financial statements
1. Organization and significant accounting policies
Organization— Ultra Clean Technology Systems and Service, Inc. (the “Predecessor”) was incorporated in 1991 in California. The Predecessor was formed to manufacture and sell gas delivery systems to the U.S. semiconductor capital equipment industry. The Predecessor was acquired on November 15, 2002 in a transaction accounted for under the purchase method of accounting (see Note 2) by Ultra Clean Holdings, Inc. (“Ultra Clean”) (together with Predecessor, the “Company”). Ultra Clean was incorporated in 2002 in Delaware and is headquartered in Menlo Park, California with additional manufacturing facilities in Austin, Texas, Tualatin, Oregon and Shanghai, China. Successor had no significant operations prior to the purchase of Predecessor.
Principles of consolidation— The accompanying financial statements include the accounts of Predecessor for the period from January 1, 2002 through November 15, 2002 and the accounts of Successor and its subsidiaries, since inception. All intercompany accounts and transactions are eliminated in consolidation.
Certain significant risks and uncertainties— The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, any of the following areas could have a negative effect on the Company in terms of its future financial position, results of operations or cash flows: the highly cyclical nature of the semiconductor industry; reliance on a small number of customers; ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying semiconductor manufacturing processes or semiconductor manufacturing equipment; the hiring, training and retention of key employees; successful and timely completion of product design efforts; and new product design introductions by competitors.
Concentration of credit risk— Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company sells its products to semiconductor capital equipment manufacturers in the United States. The Company performs credit evaluations of its customers’ financial condition and generally requires no collateral.
The Company had significant sales to three customers, each accounting for 10% or more of sales: Applied Materials, Inc., Lam Research Corporation and Novellus Systems, Inc. Sales to each of these customers as a percentage of total sales are as follows:

	Successor			Predecessor

			November 16	January 1
	Year ended		through	through
	December 31,		December 31,	November 15,

	2004	2003	2002	2002

Customer A	49%	47%	50%	46%
Customer B	28%	21%	22%	27%
Customer C	16%	24%	27%	26%

Notes to consolidated financial statements — (Continued)
When combined, these same significant customers represented 92% and 89% of trade accounts receivable at December 31, 2004 and 2003.
Use of accounting estimates— The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. Actual amounts may differ from those estimates.
Fiscal year— Effective January 1, 2003, the Company adopted a 52-53 week fiscal year ending on the Friday nearest to December 31. This change did not have a significant effect on the Company’s consolidated financial statements. For presentation purposes, the Company presents each fiscal year as if it ended on December 31. Using the 52-53 year end, fiscal year 2004 ended on December 31, 2004 representing 53 weeks. Fiscal year 2003 ended on December 26, 2003. All references to years refer to fiscal years.
Inventories— Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. The Company evaluates the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of management’s estimated usage is written-down to its estimated market value less costs to sell, if less than its cost. Inherent in the estimates of market value are management’s estimates related to economic trends, future demand for products, and technological obsolescence of the Company’s products.
At December 31, 2004 and 2003, inventory balances of $15,133,000 and $9,123,000, respectively, were net of write-downs of $1,504,000 and $1,601,000, respectively. The inventory write-downs are recorded as an inventory valuation allowance established on the basis of obsolete inventory or specific identified inventory in excess of estimated usage.
Equipment and leasehold improvements— Equipment and leasehold improvements are stated at cost, or, in the case of equipment under capital leases, the present value of future minimum lease payments at inception of the related lease. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the terms of the leases. Useful lives range from three to seven years.
Product warranty— The Company provides a warranty on its products for a period of up to two years, and provides for warranty costs at the time of sale based on historical activity. The determination of such provisions requires the Company to make estimates of product return rates and expected costs to repair or replace the products under warranty. If actual return rates and/or repair and replacement costs differ significantly from these estimates, adjustments to

Notes to consolidated financial statements — (Continued)
recognize additional cost of sales may be required in future periods. Components of the reserve for warranty costs consisted of the following (in thousands):

	Year ended
	December 31,

	2004	2003

Beginning balance	$88	$89
Additions related to sales	122	74
Warranty costs incurred	(83)	(75)

Ending Balance	$127	$88

Income taxes— Income taxes are reported under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS 109”) and, accordingly, deferred taxes are recognized using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base, and operating loss and tax credit carry-forwards. Valuation allowances are provided if it is more likely than not that some or all of the deferred tax assets will not be recognized.
Stock-based compensation— The Company accounts for its employee stock purchase plan and employee stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation. Accordingly, no compensation is recognized for purchase rights issued through the employee stock purchase plan or employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. The Company complies with the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148.
SFAS No. 123 requires the disclosure of pro forma net income as though the Company had adopted the fair value method since the inception of the Company. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option awards. These models also require the use of subjective assumptions, including expected time to exercise, which greatly affect the calculated values.
The Company amortizes deferred stock-based compensation on the straight-line method over the vesting periods of the stock options, generally four years. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with

Notes to consolidated financial statements — (Continued)
the provisions of SFAS No. 123, the Company’s pro forma net income (loss) and net income (loss) per share would have been as follows (in thousands, except per share data):

	Successor			Predecessor

			November 16	January 1
	Year ended		through	through
	December 31,		December 31,	November 15,

	2004	2003	2002	2002

Net income (loss) as reported	$8,550	$108	$(1,849)	$(312)
Add: stock-based employee compensation included in reported net income (loss), net of tax	119	24	6	—
Less: total stock-based compensation determined under the fair value-based method for all awards, net of tax	(423)	(36)	(24)	(92)
Pro forma net income (loss)	$8,246	$96	$(1,867)	$(404)
Basic net income (loss) per share
As reported	$0.59	$0.01	$(0.21)	$(0.08)
Pro forma	$0.56	$0.01	$(0.22)	$(0.11)
Diluted net income (loss) per share As reported	$0.55	$0.01	$(0.21)	$(0.08)
Pro forma	$0.53	$0.01	$(0.22)	$(0.11)

Based on the Black-Scholes option pricing model, the weighted average estimated fair value per share of employee stock option grants was $3.98 for fiscal 2004, $0.25 for fiscal 2003, $2.35 for 2002. The weighted average estimated fair value of purchase rights granted under the Employee Stock Purchase Plan, or ESPP, was $1.62 for fiscal 2004.
The Company’s calculations in accordance with SFAS No. 123 were made using the Black-Scholes option pricing model with the following weighted average assumptions for options granted:

	Successor			Predecessor

			November 16	January 1
	Year ended		through	through
	December 31,		December 31,	November 15,

	2004	2003	2002	2002

Dividend yield	0%	0%	0%	0%
Expected volatility	66%	0%	0%	0%
Risk-free interest rate	3.27%	2.75%	3.90%	3.90%
Expected life (in years)	5	5	5	5

Under SFAS No. 123, pro forma compensation cost is calculated for the fair market value of the stock purchase rights granted under the ESPP. The fair value of each stock purchase right

Notes to consolidated financial statements — (Continued)
granted under the ESPP is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended
December 31,
2004

Dividend yield	0%
Expected volatility	48%
Risk-free interest rate	2.09%
Expected life (in years)	0.5

The Company’s calculations are based on a single option valuation approach, and forfeitures are recognized as they occur.
Goodwill and tradename— As part of the Ultra Clean acquisition in November 2002, the Company allocated the purchase price to the tangible and intangible assets acquired, liabilities assumed, and in-process research and development based on their estimated fair values (see Note 2). A third-party appraisal firm assisted management in determining the fair values of the assets acquired and the liabilities assumed. Such valuations required management to make significant estimates and assumptions, especially with respect to intangible assets.
Critical estimates in valuing certain intangible assets include, but are not limited to: future expected cash flows from customer contracts; acquired developed technologies and patents; expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; the market position of the acquired products; and assumptions about the period of time the trade name will continue to be used in the Company’s product portfolio. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain.
FASB SFAS No. 141, “Business Combinations,” or SFAS No. 141, and SFAS No. 142 requires that all business combinations be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The provisions of SFAS No. 142 also require an annual goodwill impairment test or more frequently if impairment indicators arise. In testing for a potential impairment of goodwill, the provisions of SFAS No. 142 require the application of a fair value-based test at the reporting unit level. The Company operates in one reporting segment which has one reporting unit. Therefore, all goodwill is considered enterprise goodwill and the first step of the impairment test prescribed by SFAS No. 142 requires a comparison of fair value to book value of the Company. If the estimated fair value of the Company is less than the book value, SFAS No. 142 requires an estimate of the fair value of all identifiable assets and liabilities of the business, in a manner similar to a purchase price allocation for an acquired business. This estimate requires valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Potential goodwill impairment is measured based upon this two-step process. Management performed the annual goodwill impairment test as of December 31, 2004 and 2003 and determined that goodwill was not impaired.
Long-lived assets— In accordance with FASB SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144, the Company evaluates the impairment of

Notes to consolidated financial statements — (Continued)
long-lived assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values
Revenue recognition— Revenue from the sale of gas delivery systems is generally recorded upon shipment. In arrangements which specify title transfer upon delivery, revenue is not recognized until the product is delivered. The Company recognizes revenue when persuasive evidence of an arrangement exists, shipment has occurred, price is fixed or determinable and collectability is reasonably assured. If the Company has not substantially completed a product or fulfilled the terms of a sales agreement at the time of shipment, revenue recognition is deferred until completion. Our standard arrangement for our customers includes a signed purchase order or contract, no right of return of delivered products and no customer acceptance provisions.
The Company assesses collectability based on the creditworthiness of the customer and past transaction history. The Company performs ongoing credit evaluations of customers and does not require collateral from customers.
Research and development expenses are charged to operations as incurred.
Reclassifications— Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 2004 presentation. Such reclassifications had no effect on previously reported results of operations or retained earnings.
Net income (loss) per share— Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding for the period. Diluted net income (loss) per share earnings is calculated by dividing net income (loss) by the weighted average number of common shares outstanding and common equivalent shares from dilutive stock options and restricted stock using the treasury stock method, except when antidilutive (see Note 8).
Comprehensive income— In accordance with FASB SFAS No. 130, “Reporting Comprehensive Income,” or SFAS No. 130, the Company reports by major components and as a single total, the change in its net assets during the period from non-owner sources. Comprehensive income for all periods presented was the same as net income.
Recently issued accounting standards— In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS No. 146. SFAS No. 146 supersedes previous accounting guidance, principally Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on the Company’s consolidated financial statements.
In November 2002, the FASB issued FIN 45. This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and

Notes to consolidated financial statements — (Continued)
annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.
In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or Issue No. 00-21. Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of Issue No. 00-21 did not have a material effect on the Company’s consolidated financial statements.
In January 2003, the FASB issued FIN 46. These address consolidation of variable interest entities. FIN 46 provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure that functions to support the activities of the primary beneficiary. The provisions of FIN 46 were effective immediately for all variable interest entities created after January 31, 2003. The adoption of FIN 46 did not have a material effect on the Company’s consolidated financial statements.
In May 2003, the FASB issued SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s consolidated financial statements.
In December 2003, the SEC issued SAB No. 104. SAB No. 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB No. 104 did not have a material effect on the Company’s consolidated financial statements.
In November 2004, the FASB issued SFAS No. 151. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, or spoilage. This Statement requires that these costs be recognized as current-period charges and requires that production overhead be based on the normal capacity of the production facilities. The Company does not expect the adoption of SFAS No. 151 in 2006 to have a material effect on the Company’s consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123(R). SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The Company grants stock options to their employees and discloses the pro forma effect of compensation expense for these stock options. Under SFAS No. 123(R), the Company will be required to record this compensation expense in the Company’s results of operations. SFAS No. 123(R) is effective for the beginning of the first fiscal reporting period that begins after June 15, 2005. The Company expects that the adoption

Notes to consolidated financial statements — (Continued)
of SFAS No. 123(R) will have a material effect on the Company’s financial position and results of operations.
2. Acquisition
At the close of business on November 15, 2002, the Company acquired all of the outstanding shares of Predecessor in a transaction accounted for using the purchase method of accounting. Successor incurred approximately $3,121,000 in acquisition expenses, including financial advisory and legal fees and other direct transaction costs, which were included as a component of the purchase price. Approximately $2,000,000 of such acquisition costs were paid to Francisco Partners Management, LLC, an affiliate of FP-Ultra Clean, LLC, the Company’s majority shareholder.
The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in thousands):

Cash consideration	$23,164
Buyout of stock options	2,547
Estimated transaction costs	3,121

Total purchase price	28,832

Tangible assets acquired	27,694
Intangible assets acquired:
Tradename	8,987
In-process research and development	889
Assumed liabilities	(15,346)

Excess of cost over fair value (goodwill)	$6,608

Accounting principles generally accepted in the United States of America require purchased in-process research and development with no alternative future use to be recorded and charged to expense in the period acquired. Accordingly, the results of operations for the period from November 16, 2002 through December 31, 2002, include the write-off of $889,000 of purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use. The $889,000 of purchased in-process research and development resulted from one project for the development of a catalytic steam generator. This project related to the development of technology and a related product that simplified the generation of steam for use in the semiconductor manufacturing process. The development effort was completed in December 2003. Actual costs incurred to complete this project were not significantly different from the initial estimate. Value ascribed to the project was based on the cost method and represented the cost of personnel, material, equipment and finance charges that would have been incurred to replicate the project to its development stage at the date of acquisition.
In accordance with EITF Issue No. 85-45, “Business Combinations: Settlement of Stock Options and Awards,” or Issue No. 85-45, the buyout of $2,547,000 of stock options prior to the effective date of the acquisition was recorded by Predecessor as an expense in the period from

Notes to consolidated financial statements — (Continued)
January 1, 2002 through November 15, 2002. The buyout is included within general and administrative expenses in that period. In addition, an officer of Predecessor did not exercise options with a value of $1,330,000. Accordingly, the $1,330,000 was recorded as an expense in the period from January 1, 2002 through November 15, 2002 within general and administrative expenses with a corresponding credit to contributed capital.
Certain executives of Predecessor signed employment agreements with Successor. Under the terms of these arrangements, Successor recorded $741,000 for executive bonuses within general and administrative expenses for the period from November 16, 2002 through December 31, 2002. Certain payments under these arrangements were deferred (see Note 10).
In connection with the purchase accounting transaction, the Company recorded a step-up in the inventory value of $113,000.
The operating results of the Company have been included in the statements of operations from the date of acquisition.
3. Inventories
Inventories consisted of the following (in thousands):

	Year ended
	December 31,

	2004	2003

Raw materials	$9,659	$5,746
Work in process	4,830	3,282
Finished goods	644	95

Total	$15,133	$9,123

4. Notes payable and borrowing arrangements
Series A Senior Notes— The Company issued Series A Senior Notes in aggregate principal amounts of $24,130,000, $2,730,000 and $3,733,000 on November 15, 2002, November 26, 2002 and December 2, 2002, respectively. These notes accrued interest at a rate of 5% per annum, were not redeemable by the holder and could be repaid, in whole or in part, with outstanding accrued interest at any time without penalty. All Series A Senior Notes were held by FP-Ultra Clean, LLC and employees of the Company.
Of the Series A Senior Notes issued on November 26, 2002, $1,342,000 was issued to employees of the Company for $536,000 in cash and $806,000 in deferred compensation. The deferred compensation amount vested, in equal annual installments, over four years from the grant date. Compensation expense was recognized and the corresponding debt amounts were accreted on a straight-line basis over four years from the grant date. In connection with the IPO, the balance of $580,000 in deferred compensation vested on March 24, 2004 and was recognized as of that date.
During the years ended December 31, 2004 and 2003, approximately $580,000 and $201,000, respectively, was charged to compensation expense related to the accretion of such debt

Notes to consolidated financial statements — (Continued)
amounts. At December 31, 2003, approximately $580,000 of deferred compensation was recorded, thereby reducing the principal amount of debt outstanding to $30,013,000.
As of April 2, 2004, the Company had redeemed all of the outstanding Series A Senior Notes plus accrued interest.
Bank Line of Credit— The Company’s secured line of credit arrangement, which permitted borrowing of up to $10,000,000 based upon a defined borrowing base and bearing interest, at its option, at a rate equal to 2% per annum plus LIBOR or 0.25% per annum plus the reference rate established from time to time by the lender, expired on September 15, 2004.
On November 4, 2004, the Company entered into a loan and security agreement providing for revolver loans of up to $20,000,000 (with a $5,000,000 sublimit for letters of credit). The revolver loans bear interest, at the Company’s option, at a rate equal to 1.5% per annum plus LIBOR or the reference rate established from time to time by the lender. Interest on the revolving loans is payable monthly, and the revolving facility matures on June 30, 2005. At any time prior to the revolving maturity date, the Company may elect to convert up to $10,000,000 of outstanding revolving borrowings into a three year term loan with quarterly payments of principal and interest. The term loan will bear interest, at the Company’s option, at a rate equal to 1.75% per annum plus LIBOR or 0.25% plus the reference rate. Obligations under the agreement are secured by a lien on substantially all of the Company’s assets. The obligations will be guaranteed by the Company’s domestic subsidiaries, and such guarantees will be secured by a lien on substantially all of their assets.
There were no amounts outstanding under any line of credit at December 31, 2004.
5. Income taxes
The provision (benefit) for taxes on income consisted of the following (in thousands):

	Successor			Predecessor

	Year ended		November 16	January 1
	December 31,		through	through
			December 31,	November 15,
	2004	2003	2002	2002

Current:
Federal	$4,099	$(58)	$(479)	$928
State	987	77	(85)	257

Total current	5,086	19	(564)	1,185
Deferred:
Federal	(579)	152	(32)	(471)
State	4	61	(71)	(72)

Total deferred	(575)	213	(103)	(543)

Total provision (benefit)	$4,511	$232	$(667)	$642

Notes to consolidated financial statements — (Continued)
Significant components of net deferred tax assets for federal and state income taxes were as follows (in thousands):

	Year ended
	December 31,

	2004	2003

Net deferred tax asset:
Current:
Inventory valuation and basis difference	$1,756	$1,512
Other accrued expenses	238	250
State taxes	346	40

	2,340	1,802
Non-current:
Deferred rent	6	7
Other accrued expenses	108	130
Depreciation	1,922	1,897
Other	—	(33)
State taxes	(268)	(270)

	1,768	1,731
Net deferred tax assets	$4,108	$3,533

The effective tax rate differs from the federal statutory tax rate as follows:

	Successor			Predecessor

	Year ended		November 16	January 1
	December 31,		through	through
			December 31,	November 15,
	2004	2003	2002	2002

Federal income tax provision (benefit) at statutory rate	35.0%	35.0%	(35.0)%	35.0%
State income taxes, net of federal benefit	5.0%	23.7%	(4.2)%	7.7%
Effect of foreign operations	1.2%	—	—	—
Exempt income	(5.9)%	—	—	—
Goodwill	—	5.9%	12.8%	—
Other	(0.8)%	3.6%	—	—
Effective income tax rate	34.5%	68.2%	(26.4)%	42.7%

6. Commitments
The Company leases certain equipment under capital lease arrangements. In addition, the Company leases its corporate and regional offices as well as some of its office equipment under

Notes to consolidated financial statements — (Continued)
noncancelable operating leases. The Company has a renewal option for its leased facilities in Austin, Texas, Tualatin, Oregon and Shanghai, China. Future minimum lease payments under these leases are as follows (in thousands):

	Capital	Operating
Year Ending December 31,	Leases	Leases

2005	$116	$1,201
2006	79	751
2007	55	388
2008	24	144
2009	4	72

Total	278	$2,556

Less interest	28

Present value of net minimum lease payments	250
Less current portion	102

Long-term portion	$148

The cost of equipment under the capital leases included in property and equipment at December 31, 2004 and 2003 was approximately $487,000 and $757,000, respectively. Net book value of leased equipment at December 31, 2004 and 2003 was approximately $273,000 and $383,000, respectively.
Rental expense for the year ended December 31, 2004, the year ended December 31, 2003, the period from November 16, 2002 through December 31, 2002 and the period from January 1, 2002 through November 15, 2002 was $1,061,000, $1,113,000, $137,000 and $840,000, respectively. Included within capital lease obligations and other liabilities in 2004 and 2003 was $14,000 and $17,000 of deferred rent, respectively.
In connection with letters of credit required for the leases of certain facilities, the Company held $280,000 and $310,000 on deposit in restricted cash accounts as of December 31, 2004 and 2003, respectively. The restricted cash balance is included within prepaid expenses and other and other non-current assets in the amounts of $130,000 and $150,000, respectively.
The Company had commitments to purchase inventory totaling approximately $11,565,000 at December 31, 2004.
7. Stockholders’ equity
Employee stock purchase plan— In 2004, the Company adopted an Employee Stock Purchase Plan, or ESPP, and is authorized to issue 555,343 shares of common stock under the ESPP. The ESPP permits employees to purchase common stock at a discount through payroll withholdings at certain specified dates, or purchase period, within a defined offering period. The purchase price is the lower of 85% of the fair market value of the common stock at the beginning of the offering period or the end of the purchase period and is intended to qualify as an

Notes to consolidated financial statements — (Continued)
“employee stock purchase plan” under Section 423 of the Code. There were 44,551 shares issued under the ESPP during the one full offering period in the year ended December 31, 2004.
Stock options— Under the 1999 Stock Option Plan, or the 1999 Option Plan, Predecessor had reserved 425,000 common shares for issuance under options granted to employees. Options were generally granted at fair value at the date of grant as determined by the board of directors, had terms up to ten years and generally vested over four years. At November 15, 2002, prior to the sale of Predecessor, Predecessor had 148,625 shares available for future grants under the 1999 Option Plan, and options exercisable for 194,406 shares were vested at a weighted average exercise price of $9.76. Outstanding options were settled in connection with the sale of Predecessor, and the 1999 Option Plan was terminated.
On February 20, 2003, the Company adopted the 2003 Stock Incentive Plan, or the 2003 Incentive Plan, which was subsequently amended and restated. The Company has reserved 3,117,427 shares of its common stock for issuance under the 2003 Incentive Plan, as amended and restated. The 2003 Incentive Plan provides for the issuance of options and other stock-based awards. Options are generally granted at fair value at the date of grant as determined by the board of directors, have terms up to ten years and generally vest over four years. At December 31, 2004, 1,468,493 shares were available for future grants under the 2003 Incentive Plan.
Option activity under the 1999 Option Plan and the 2003 Incentive Plan is as follows:

		Weighted
		average
		exercise
	Shares	price

Outstanding, December 31, 2001	1,105,500	$2.75
Granted	21,500	$13.40
Cancelled	(21,500)	$3.03
Plan cancellation	(1,105,500)	$2.98

Outstanding, December 31, 2002	—	$—

Granted	1,067,000	$1.00
Cancelled	(11,750)	$1.00

Outstanding, December 31, 2003	1,055,250	$1.00
Granted	569,000	$6.64
Exercised	(14,020)	$1.00
Cancelled	(37,816)	$2.15

Outstanding, December 31, 2004	1,572,414	$3.01

Notes to consolidated financial statements — (Continued)
The following table summarizes information with respect to options outstanding and exercisable at December 31, 2004:

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of exercise price	Number	average life	exercise	Number	exercise
	outstanding	(years)	price	exercisable	price

$0.01-$1.00	1,010,514	8.16	$1.00	456,594	$1.00
$1.01-$5.00	34,000	9.81	$4.36	—	—
$5.01-$6.00	60,000	9.86	$5.31	—	—
$6.01-$6.99	206,000	10.67	$6.69	—	—
$7.00-$8.99	261,900	9.23	$7.18	—	—

$0.01-$8.99	1,572,414	8.63	$3.01	456,594	$1.00

Common stock— On November 15, 2002, all outstanding shares of Predecessor were purchased by Successor.
In February 2003, the Company issued 47,645 shares of common stock to an employee. In connection with this grant, approximately $47,000 was recognized as compensation charge in general and administrative expenses.
On March 24, 2004, the Company sold 6,000,000 shares of its common stock at a price to the public of $7.00 per share in an initial public offering, or IPO. After deducting the underwriting discount of $0.49 per share, the net proceeds to the Company were approximately $39.1 million. Of the net proceeds, approximately $31.1 million was used to redeem the Company’s outstanding Series A Senior Notes plus accrued interest.
On April 21, 2004, as part of the Company’s IPO, FP-Ultra Clean, LLC, the Company’s principle stockholder sold 720,350 shares of the Company’s common stock in connection with the exercise by the underwriters of an overallotment option. The Company did not receive any of the proceeds from the exercise of the overallotment option. As of December 31, 2004 FP-Ultra Clean’s ownership of the Company was approximately 55%.
The Company’s expenses associated with the IPO totaled approximately $3.9 million, including a $2 million advisory fee paid to Francisco Partners Management LLC.
In connection with its IPO, the Company effected a one-for-four reverse stock split and authorized 90 million shares of common stock and 10 million shares of undesignated preferred stock on March 2, 2004. All share and per share data have been adjusted to give effect to the reverse stock split.
Restricted stock— On November 26, 2002, Successor granted 268,525 shares of common stock to certain key employees and on March 1, 2004, the Company granted 62,500 shares of common stock to a board member under the 2003 Incentive Plan. These restricted shares vest, in equal installments, over a four year period from the date of grant.

Notes to consolidated financial statements — (Continued)
For the years ended December 31, 2004 and 2003 and for the period from November 16, 2002 to December 31, 2002, the Company charged $149,000, $67,000 and $8,000, respectively, to compensation expense related to the vesting of such restricted stock. The unvested amount is subject to forfeiture, until the common stock is fully vested. At December 31, 2004, 134,260 shares were vested and 196,765 shares were subject to repurchase.
8. Net income (loss) per share
The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share (in thousands):

	Successor			Predecessor

	Year ended		November	January 1
	December 31,		16 through	through
			December 31,	November 15,
	2004	2003	2002	2002

Numerator, basic and diluted Net income (loss)	$8,550	$108	$(1,849)	$(312)
Denominator:
Shares used in computation— basic:
Weighted average common shares outstanding	14,851	10,239	8,937	3,680
Weighted average common shares outstanding subject to repurchase	(246)	(263)	(268)	—
Shares used in computing basic net income (loss) per share	14,605	9,976	8,669	3,680
Shares used in computation— diluted:
Weighted average common shares outstanding	14,605	9,976	8,669	3,680
Dilutive effect of common shares outstanding subject to repurchase	195	263	—	—
Dilutive effect of options outstanding	742	472	—	—
Shares used in computing diluted net income (loss) per share	15,542	10,711	8,669	3,680
Net income (loss) per share— basic	$0.59	$0.01	$(0.21)	$(0.08)
Net income (loss) per share— diluted	$0.55	$0.01	$(0.21)	$(0.08)

Notes to consolidated financial statements — (Continued)
The Company had securities outstanding which could potentially dilute basic earnings per share in the future, but the incremental shares from the assumed exercise of these securities were excluded in the computation of diluted net income (loss) per share, as their effect would have been anti-dilutive. Such outstanding securities consist of the following:

	Successor			Predecessor

	Year ended		November	January 1
	December 31,		16 through	through
			December 31,	November 15
	2004	2003	2002	2002

Shares of common stock subject to repurchase	51	—	268	—
Outstanding options	468	—	—	1,106

Deferred stock compensation— During the year ended December 31, 2003, the Company issued 1,067,000 common stock options to employees at a weighted average exercise price of $1.00 per share. The weighted average exercise price was below the weighted average deemed fair value of the Company’s common stock which ranged from $1.00 to $4.97 per share. In connection with these options, the Company recorded deferred stock-based compensation of approximately $132,000 and amortized approximately $33,000 and $9,000 as an expense during the years ended December 31, 2004 and 2003, respectively.
9. Employee benefit plan
The Company sponsors a 401(k) savings and profit sharing plan, or the 401(k) Plan, for all employees who meet certain eligibility requirements. Participants could elect to contribute to the 401(k) Plan, on a pre-tax basis, from 2-19% of their salary up to a maximum of $11,000. The Company may make matching contributions up to 6% of employee contributions based upon eligibility. The Company made approximately $310,000, $186,000, $23,000 and $145,000 in discretionary employer contributions to the 401(k) Plan in the years ended December 31, 2004, 2003, the period from November 16, 2002 through December 31, 2002 and for the period January 1, 2002 through November 15, 2002, respectively.
10. Related party transaction
In addition to the related party transactions previously described, Successor entered into an agreement with a key executive of Successor on November 15, 2002 to defer payment of $265,000 in compensation until November 15, 2009. Under this arrangement the Company pays interest of 2.7% per annum, payable on June 30 and December 31 of each year. The amounts owed under this arrangement may be prepaid by the Company at the discretion of the board of directors. The principal amount owed under this arrangement is contained within Capital lease obligations and other liabilities on the balance sheet of the Company.
During the year ended December 31, 2004, the Company incurred approximately $75,000 for directors’ fees provided by principals of Francisco Partners LP, an affiliate of FP-Ultra Clean. See Notes 2, 4 and 7 for other amounts paid to affiliates of FP-Ultra Clean.

Notes to consolidated financial statements — (Continued)
11. Industry and segment information
The Company operates in one reportable segment and is engaged in the development, manufacture and supply of critical subsystems for the semiconductor capital equipment industry. The nature of the Company’s products and production processes, as well as the type of customers and distribution methods is consistent among all of the Company’s products. The Company’s foreign operations are conducted primarily through its wholly-owned subsidiary in China. The Company’s principal markets include North America, Europe and Asia. Net sales by geographic area represent sales to unaffiliated customers.
All information on sales by geographic area is based upon the location to which the products were shipped. The data for the year ended December 31, 2002 has been combined for presentation purposes, as it is impracticable to provide export sales split between Predecessor and the Company.
The following table sets forth revenue by geographic area (in thousands):

	Year ended December 31,

	2004	2003	2002

Net sales
United States	$178,260	$74,412	$83,822
Export sales to Europe and Asia	5,944	3,108	432

Total Sales	$184,204	$77,520	$84,254

Prior to 2004, all of the Company’s long-lived assets were located in the United States. At December 31, 2004, approximately $1,882,000 of the Company’s long-lived assets were located in China, and the balance were located in the United States.

Ultra Clean Holdings, Inc.
Condensed consolidated balance sheet

Nine months ended
September 30,
(unaudited; in thousands, except share and per share amounts)	2005

Assets
Current assets:
Cash and cash equivalents	$14,124
Accounts receivable	15,805
Inventory	13,625
Deferred income taxes	2,340
Prepaid expenses and other	2,532

Total current assets	48,426

Equipment and leasehold improvements, net	4,796
Goodwill	6,110
Tradename	8,987
Deferred income taxes	1,768
Other non-current assets	233

Total assets	$70,320

Liabilities & stockholders’ equity
Current liabilities:
Bank borrowings	$2,341
Accounts payable	10,943
Accrued compensation and related benefits	1,082
Capital lease obligations, current portion	76
Other current liabilities	1,271

Total current liabilities	15,713

Capital lease obligations and other liabilities	368

Total liabilities	16,081

Commitments and contingencies (See note 7)
Stockholders’ equity:
Common stock— $0.001 par value, 90,000,000 authorized; 16,436,291 shares issued and outstanding	46,524
Deferred stock-based compensation	(414)
Retained earnings	8,129

Total stockholders’ equity	54,239

Total liabilities and stockholders’ equity	$70,320

(See notes to condensed consolidated financial statement)

Ultra Clean Holdings, Inc.
Condensed consolidated statements of operations

	Three months ended		Nine months ended
	September 30,		September 30,

	2005	2004	2005	2004
(in thousands, except per share data)
	(unaudited)

Sales	$27,540	$47,509	$108,754	$142,856
Cost of goods sold	24,967	39,706	93,941	120,050

Gross profit	2,573	7,803	14,813	22,806

Operating expenses
Research and development	495	686	1,931	1,899
Sales and marketing	749	978	2,507	2,623
General and administrative	2,200	2,884	8,319	6,459
Stock and other deferred compensation	52	52	157	708

Total operating expenses	3,496	4,600	12,914	11,689

Income (loss) from operations	(923)	3,203	1,899	11,117
Interest and other income (expense), net	30	(2)	85	(413)

Income (loss) before provision for income taxes	(893)	3,201	1,984	10,704
Income tax provision (benefit)	(327)	1,288	664	4,289

Net income (loss)	$(566)	$1,913	$1,320	$6,415

Net income (loss) per share
Basic	$(0.03)	$0.12	$0.08	$0.46
Diluted	$(0.03)	$0.11	$0.08	$0.43
Shares used in computing net income (loss) per share:
Basic	16,252	16,051	16,219	14,069
Diluted	16,252	16,976	17,128	14,999

(See notes to condensed consolidated financial statement)

Ultra Clean Holdings, Inc.
Condensed consolidated statements of cash flows

	Nine months ended
	September 30,

	2005	2004
(in thousands, except per share data)
	(unaudited)

Cash flows from operating activities:
Net income (loss)	$1,320	$6,415
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,635	1,199
Loss on equipment sale	30	—
Deferred income tax	—	(774)
Tax benefit from stock-based compensation	50	—
Amortization of deferred compensation	157	708
Accounts receivable	(2,070)	(4,216)
Inventory	1,508	(7,607)
Prepaid expenses and other	(572)	(507)
Other non-current assets	43	10
Accounts payable	(1,359)	5,626
Accrued compensation and related benefits	(464)	(591)
Other liabilities	398	698

Net cash provided by operating activities	676	961

Cash flows from investing activities:
Purchases of equipment and leasehold improvements	(1,078)	(1,561)
Proceeds from sale of equipment and leasehold improvements	9	—
Acquisition-related tax benefit	507	—

Net cash used in investing activities	(562)	(1,561)

Cash flows from financing activities:
Principal payments on capital lease obligations	(58)	(79)
Proceeds from bank borrowings	2,341	—
Principal payment on notes to related parties	—	(30,593)
Proceeds from issuance of common stock	287	35,170

Net cash (used in) provided by financing activities	2,570	4,498

Net (decrease) increase in cash	2,684	3,898
Cash at beginning of period	11,440	6,035

Cash at end of period	$14,124	$9,933

Supplemental cash flow information:
Income taxes paid	$—	$5,894

Interest paid	$72	$496

Non-cash investing and financing activities:
Acquisition of equipment under capital lease	$—	$99

Restricted stock issued	$—	$438

(See notes to condensed consolidated financial statement)

Ultra Clean Holdings, Inc.
Notes to condensed consolidated financial statements
(Unaudited)

1.	Organization, basis of presentation and significant accounting policies
Organization— The Company is a developer and supplier of critical subsystems for the semiconductor capital equipment industry, producing primarily gas delivery systems and other subsystems, including frame and top-plate assemblies and process modules. The Company’s products improve efficiency and reduce the costs of our customers’ design and manufacturing processes. The Company’s customers are primarily original equipment manufacturers or, OEMs, of semiconductor capital equipment.
Basis of presentation— The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America. This financial information reflects all adjustments which are, in the opinion of the Company, normal, recurring and necessary to present fairly the statements of financial position, results of operations and cash flows for the dates and periods presented. All significant intercompany transactions and balances have been eliminated from the information provided.
The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on experience and on other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change, and the best estimates and judgments routinely require adjustment. Actual amounts may differ from those estimates.
The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2004, included herein. The Company’s results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for any future periods.
Concentration of credit risk— Financial instruments that subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company sells its products to U.S.-based semiconductor capital equipment manufacturers. The Company performs credit evaluations of its customers’ financial condition and generally requires no collateral.
The Company had significant sales to three customers, each accounting for 10% or more of total sales during the quarter: Applied Materials, Inc., Lam Research Corporation and Novellus Systems, Inc. As a group, these three customers accounted for 90% of the Company’s sales for the nine months ended September 30, 2005 and 92% of the Company’s sales for nine months ended September 30, 2004. As a group, these customers accounted for 73% of accounts receivable at September 30, 2005.
Fiscal year— Effective January 1, 2003, the Company adopted a 52-53 week fiscal year ending on the Friday nearest December 31. For presentation purposes, the Company presents each fiscal period as if it ended on the last day of the month. All references to quarters refer to fiscal quarters.

Notes to condensed consolidated financial statements — (continued)
Comprehensive income— In accordance with FASB SFAS No. 130, “Reporting Comprehensive Income,” or SFAS No. 130, the Company reports the change in its net assets during the period from non-owner sources by major components and as a single total. Comprehensive income for the nine month periods ended September 30, 2005 and 2004, respectively, was the same as net income.
Stock-based compensation— The Company accounts for its employee stock purchase plan and employee stock-based compensation plan in accordance with the provisions of APB No. 25 and FIN 44. Accordingly, no compensation is recognized for purchase rights issued through the employee stock purchase plan or employee stock-based awards granted with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. The Company applies the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148.
SFAS No. 123 requires the disclosure of pro forma net income as though the Company had adopted the fair value method since the inception of the Company. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of certain option pricing models, including the Black-Scholes option pricing model. Such models were developed to estimate the fair value of freely tradable, fully transferable options with no vesting restrictions, conditions that differ significantly from the Company’s stock option awards. These models also require the use of subjective assumptions, including expected time to exercise, which greatly affect the calculated values.
The Company amortizes deferred stock-based compensation on the straight-line method over the vesting period of the stock options it grants, generally four years. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, the Company’s pro forma net income and net income per share would have been as follows (in thousands, except per share data):

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2005	2004	2005	2004

Net income (loss) as reported	$(566)	$1,913	$1,320	$6,415
Add: stock-based employee compensation included in reported net income (loss), net of tax	34	31	106	77
Less: total stock-based compensation determined under the fair value-based method for all awards, net of tax	(233)	(114)	(504)	(255)

Pro forma net income (loss)	$(765)	$1,830	$922	$6,237

Basic net income (loss) per share:
As reported	$(0.03)	$0.12	$0.08	$0.46
Pro forma	$(0.05)	$0.11	$0.06	$0.44
Diluted net income (loss) per share:
As reported	$(0.03)	$0.11	$0.08	$0.43
Pro forma	$(0.05)	$0.11	$0.05	$0.42

These calculations were made using the Black-Scholes option pricing model for the three and nine months ended September 30, 2005 and 2004. The weighted average estimated fair value of employee stock option grants for the three and nine months ended September 30, 2005 was

Notes to condensed consolidated financial statements — (continued)
$3.28 and $3.52 per share, respectively. The weighted average estimated fair value of employee stock option grants for the three and nine months ended September 30, 2004 was $3.97 and $4.16, respectively. The following assumptions were used:

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2005	2004	2005	2004

Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	57.8%	70.0%	58.0%	70.0%
Risk-free interest rate	4.2%	3.7%	3.8%	3.3%
Expected life (in years)	5.0	5.0	5.0	5.0

Under SFAS No. 123, pro forma compensation cost is calculated for the fair market value of the stock purchase rights granted under our Employee Stock Purchase Plan. For the three and nine months ended September 30, 2005, the weighted average estimated fair value of employee purchase rights granted under the Employee Stock Purchase Plan was $1.86 and $1.75, respectively. For the three and nine months ended September 30, 2004, the weighted average estimated fair value of employee purchase rights granted under the Employee Stock Purchase Plan was $2.14. The following weighted average assumptions are included in the estimated grant date fair value calculations for rights to purchase stock under the Employee Stock Purchase Plan:

	Three months ended		Nine months ended
	September 30,		September 30,

	2005	2004	2005	2004

Expected dividend yield	0%	0%	0%	0%
Expected volatility	45.4%	47.9%	47.5%	47.9%
Risk-free interest rate	3.7%	1.8%	3.0%	1.8%
Expected life (in years)	0.5	0.5	0.5	0.5

The Company’s calculations are based on the single option valuation approach, and forfeitures are recognized as they occur.
In December 2004, FASB issued SFAS No. 123(R). SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires companies to expense the fair value of employee stock options and similar awards, including purchases made under an Employee Stock Purchase Plan. The Company will adopt SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) applies to all outstanding and unvested share-based payment awards at adoption. The Company is currently evaluating the method of adoption and the impact of SFAS No. 123(R) on its financial position and results of operations. However, the Company expects the adoption of SFAS No. 123(R) to have a significant adverse impact on its results from operations.

Notes to condensed consolidated financial statements — (continued)
Product warranty— The Company provides a warranty on its products for a period of up to two years, and provides for warranty costs at the time of sale based on historical activity. Changes in the warranty obligation during the period are as follows (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,

	2005	2004	2005	2004

Beginning Balance	141	112	127	88
Additions related to sales	(54)	33	53	110
Warranty costs incurred	(8)	(16)	(101)	(69)

Ending Balance	79	129	79	129

2. Initial public offering
On March 24, 2004, the Company entered into an agreement to sell 6,000,000 shares of its common stock in an IPO at a price to the public of $7.00 per share. After deducting the underwriting discount of $0.49 per share, net proceeds to the Company were approximately $39.1 million. The Company received the proceeds during the second quarter of 2004. Of the net proceeds, approximately $31.1 million was used to redeem the Company’s outstanding Series A Senior Notes plus accrued interest.
On April 21, 2004, as part of the Company’s IPO, FP-Ultra Clean, LLC, the Company’s controlling stockholder, sold 720,350 shares of the Company’s common stock in connection with the exercise by the underwriters of an overallotment option. The Company did not receive any of the proceeds from the exercise of the overallotment option.
3. Inventory
Inventory consisted of the following (in thousands):

September 30, 2005

Raw materials	$9,166
Work in process	4,162
Finished goods	297

Total	$13,625

Notes to condensed consolidated financial statements — (continued)
4. Equipment and leasehold improvements, net
Equipment and leasehold improvements, net, consisted of the following (in thousands):

September 30, 2005

Computer equipment and software	$1,814
Furniture and fixtures	308
Machinery and equipment	2,970
Leasehold improvements	4,133

Subtotal	9,225
Accumulated depreciation and amortization	(4,429)

Total	$4,796

5. Goodwill and tradename
Goodwill and tradename balances were as follows (in thousands):

September 30, 2005

Goodwill	$6,110
Tradename	8,987

Total	$15,097

The change in goodwill in the quarter ended September 30, 2005 was the result of acquisition-related tax benefits of $507,000.
6. Notes payable and borrowing arrangements
Series A Senior Notes— The Company issued Series A Senior Notes in aggregate principal amounts of $24,130,000, $2,730,000 and $3,733,000 on November 15, 2002, November 26, 2002 and December 2, 2002, respectively. These notes accrued interest at a rate of 5% per annum, were not redeemable by the holder and could be repaid, in whole or in part, with outstanding accrued interest at any time without penalty. All Series A Senior Notes were held by related parties and employees of the Company.
Of the Series A Senior Notes issued on November 26, 2002, notes in an aggregate principle amount of $1,342,000 were issued to employees of the Company for $536,000 in cash and $806,000 in deferred compensation. The deferred compensation amount vested, in equal annual installments, over four years from the grant date. Compensation expense was recognized and the corresponding debt amounts were accreted on a straight-line basis over four years from the grant date. In connection with the IPO, the balance of $580,000 in deferred compensation vested on March 24, 2004.
As of April 2, 2004, the Company repaid all of the outstanding Series A Senior Notes plus accrued interest.
Bank line of credit— In November 2004, the Company entered into a loan and security agreement providing for revolver loans of up to $20,000,000 (with a $5,000,000 sublimit for

Notes to condensed consolidated financial statements — (continued)
letters of credit). The loan and security agreement contains certain financial covenants, including a tangible net worth target and minimum profitability and liquidity ratios. Revolver loans under the loan and security agreement bear interest, at the Company’s option, at a rate equal to 1.5% per annum plus LIBOR or the reference rate established from time to time by the lender. Interest on the revolving loans is payable monthly, and the revolving facility matures on December 31, 2005. At any time prior to the revolving maturity date, the Company may elect to convert up to $10,000,000 of outstanding revolving borrowings into a three year term loan with quarterly payments of principal and interest. This term loan would bear interest, at the Company’s option, at a rate equal to 1.75% per annum plus LIBOR or 0.25% plus the reference rate. Obligations under the agreement are secured by a lien on substantially all of the Company’s assets. The obligations will be guaranteed by the Company’s domestic subsidiaries, and such guarantees will be secured by a lien on substantially all of their assets.
During the first quarter of fiscal year 2005, the Company entered into a loan and security agreement providing for revolver loans of up to $3,000,000 with a bank in the People’s Republic of China. The three revolver loans covered under the agreement are denominated in Chinese Yuan and are secured by a standby letter of credit issued under the Company’s credit facility described above. Interest on two of the loans is 5.3% per annum. Interest on the third loan is equal to 0.95% per annum plus LIBOR which totaled 4.5% per annum at September 30, 2005. Interest is payable quarterly and principal is payable within 12 months of borrowing. As of September 30, 2005, the balance outstanding under the revolver loans was $2,341,000.
7. Net income (loss) per share
Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that would occur if outstanding securities or other contracts to issue common stock were exercised or converted into common stock.

Notes to condensed consolidated financial statements — (continued)
A summary of the Company’s net income (loss) per share for the three and nine months ended September 30, 2005 and 2004 is as follows (in thousands, except per share amounts):

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2005	2004	2005	2004

Net income (loss)	$(566)	$1,913	$1,320	$6,415

Shares used in computation— basic:
Weighted average common shares outstanding	16,433	16,315	16,400	14,318
Weighted average common shares outstanding subject to repurchase	(181)	(264)	(181)	(249)

Shares used in computing basic
Net income (loss) per share	16,252	16,051	16,219	14,069
Shares used in computation— diluted:
Weighted average common shares outstanding	16,252	16,051	16,219	14,069

Dilutive effect of common shares outstanding subject to repurchase	—	201	135	201
Dilutive effect of options outstanding	—	724	774	729
Shares used in computing diluted
Net income (loss) per share	16,252	16,976	17,128	14,999

Net income (loss) per share— basic	$(0.03)	$0.12	$0.08	$0.46

Net income (loss) per share— diluted	$(0.03)	$0.11	$0.08	$0.43

The Company had securities outstanding which could potentially dilute basic earnings per share in the future, but the incremental shares from the assumed exercise of these securities were excluded in the computation of diluted net income per share, as their effect would have been anti-dilutive. Such outstanding securities consisted of the following (in thousands):

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2005	2004	2005	2004

Shares of common stock subject to repurchase	181	63	47	63
Outstanding options	2,134	469	983	469

8. Commitments and contingencies
At September 30, 2005, the Company had purchase commitments totaling $11,379,000 that related primarily to the purchase of inventory.
On September 2, 2005, the Company filed suit in the federal court for the Northern District of California against Celerity, Inc. seeking a declaratory judgment that the Company’s new substrate technology does not infringe certain of Celerity’s patents and/or that Celerity’s patents are invalid. On September 13, 2005, Celerity filed suit in the federal court for Delaware alleging the Company has infringed seven patents by developing and marketing products that use Celerity’s fluid distribution technology. The Delaware litigation was transferred to the Northern District of California on October 19, 2005, and is in the process of being consolidated with the Company’s previously filed declaratory judgment action. The Company believes the claims made by Celerity are without merit and intends to defend the lawsuit vigorously.

6,000,000 shares
Common Shares
Prospectus

JPMorgan	Piper Jaffray
Needham & Company, LLC
                    , 2006
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe and restrictions as to this offering and the distribution of this prospectus applicable to the jurisdiction.

Part II
Information not required in prospectus

Item 13.	Other expenses of issuance and distribution
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement. All amounts are estimates, other than the registration fee, the NASD fee and the Nasdaq National Market application fee.

SEC registration fee
NASD filing fee
Accounting fees and expenses
Legal fees and expenses
Printing expenses
Transfer agent fees and expenses
Miscellaneous fees and expenses
Total

Item 14.      Indemnification of directors and officers
Delaware general corporation law
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.
Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation, subject to certain limitations. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Amended and restated certificate of incorporation and bylaws
Article Eight of our amended and restated certificate of incorporation provides for indemnification by us of our directors, officers and employees to the fullest extent permitted by Delaware law. Article Eight also provides that we may maintain insurance on behalf of our directors, officers and employees.

Indemnification agreements and directors’ and officers’ liability insurance
The Registrant expects to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to indemnification payments that we may make to such directors and officers.
We have also entered into separate indemnification agreements with our directors and officers which may be broader than the indemnification provisions contained in Delaware law.
We have entered into indemnification agreements with our directors and officers. We also intend to maintain standard policies of insurance that provide coverage against liabilities that our directors or officers may incur in their capacities as directors or officers.
Registration Rights Agreement
Section 2.04 of the Registration Rights Agreement dated as of December 2, 2002 between Ultra Clean Holdings, Inc. and FP-Ultra Clean, LLC, the Registrant’s majority shareholder, or the Registration Rights Agreement, provides that we will indemnify and hold harmless FP-Ultra Clean, LLC and certain other persons against losses, claims, damages, liabilities and expenses relating to an untrue statement or alleged untrue statement of a material fact in a registration statement or prospectus relating to our registrable securities if we are found responsible for providing such statements, and for an omission to state a material fact necessary to make statements in a registration statement or prospectus not misleading, if we are found responsible for omitting to provide such statements.
Item 15.      Recent sales of unregistered securities
The Registrant has not issued or sold any unregistered securities since January 1, 2003 other than the issuance on February 20, 2003 to Clarence L. Granger, its Chief Executive Officer, of 47,645 shares of common stock for a purchase price of $47,645. The sales of these securities were exempt from registration under the Securities Act pursuant to Section 4(2).
Item 16.      Exhibits and financial statement schedules

Exhibit	Description

1.1	Underwriting Agreement(a)
2.1	Agreement and Plan of Merger dated as of October 30, 2002, among Ultra Clean Holdings, Inc., Ultra Clean Technology Systems and Service, Inc., Mitsubishi Corporation, Mitsubishi International Corporation and Clean Merger Company(b)
3.1	Amended and Restated Certificate of Incorporation of Ultra Clean Holdings, Inc.(d)
3.2	Amended and Restated Bylaws of Ultra Clean Holdings, Inc.(d)
4.1	Specimen Stock Certificate(e)
4.2	Form of Stockholders’ Agreement dated March 24, 2004 among Ultra Clean Holdings, Inc., FP-Ultra Clean, LLC and Certain Other Persons Named Herein(c)
4.3	Form of Restricted Securities Purchase Agreement dated November 26, 2002 with Ultra Clean Holdings, Inc.(b)
4.4	Registration Rights Agreement dated as of December 2, 2002 among Ultra Clean Holdings, Inc. and FP-Ultra Clean, LLC(b)
4.5	Restricted Stock Purchase Agreement dated as of February 20, 2003 between Ultra Clean Holdings, Inc. and Clarence L. Granger(c)

Exhibit	Description

5.1	Opinion of Davis Polk & Wardwell(a)
10.1	Employment Agreement dated November 15, 2002 between Clarence L. Granger and Ultra Clean Holdings, Inc.(b)
10.2	Employment Agreement dated June 21, 2005 between Jack Sexton and Ultra Clean Holdings, Inc.(k)
10.3	Separation Agreement dated March 24, 2005 between Phillip A. Kagel and Ultra Clean Holdings, Inc.(i)
10.4	Amended and Restated 2003 Stock Incentive Plan(f)
10.5	Form of Stock Option Agreement(e)
10.6	Loan and Security Agreement with Union Bank of California, N.A. dated as of November 4, 2004(g)
10.7	Advisory Agreement dated as of February 15, 2004 by and between Ultra Clean Holdings, Inc. and Francisco Partners Management, LLC(d)
10.8	Employee Stock Purchase Plan (Restated as of October 21, 2004)(g)
10.9	Form of Indemnification Agreement between Ultra Clean Holdings, Inc. and each of its directors and executive officers(d)
10.10	Amendment No. 1 to Employment Agreement between Clarence L. Granger and Ultra Clean Holdings, Inc. dated March 2, 2004(d)
10.11	Amendment No. 2 to Employment Agreement between Clarence L. Granger and Ultra Clean Holding, Inc. dated May 9, 2005(j)
10.12	Form of Award Agreement(e)
21.1	Subsidiaries of Ultra Clean Holdings, Inc.(h)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1)(a)
24.1	Power of Attorney (included on signature page)

(a) To be filed by amendment.
(b) Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-11904), filed January 14, 2004.
(c) Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-11904), filed February 17, 2004.
(d) Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-11904), filed March 2, 2004.
(e) Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-11904), filed March 8, 2004.
(f) Filed as an exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-114051), filed March 30, 2004.
(g) filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2004.
(h) Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.
(i) Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 333-11904), filed April 19, 2005.
(j) Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 333-11904), filed May 13, 2005.
(k) Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 333-11904), filed June 22, 2005.
Item 17.      Undertakings
(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under “Item 14— Indemnification of Directors and Officers” above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on February 7, 2006.

Ultra Clean Holdings, Inc.

By:	/s/ Clarence L. Granger

Name: Clarence L. Granger

Title:	President, Chief Executive

Officer and Director
Power of attorney
Each person whose signature appears below constitutes and appoints Clarence L. Granger and Jack Sexton, and each of them, his true and lawful attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Title	Date
Name

/s/ Clarence L. Granger Clarence L. Granger	President, Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2006

/s/ Jack Sexton Jack Sexton	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 7, 2006

/s/ Brian R. Bachman Brian R. Bachman	Director	February 7, 2006

	Title	Date
Name

/s/ Susan H. Billat Susan H. Billat	Director	February 7, 2006

/s/ Dipanjan Deb Dipanjan Deb	Director	February 7, 2006

/s/ Kevin C. Eichler Kevin C. Eichler	Director	February 7, 2006

/s/ David ibnAle David ibnAle	Director	February 7, 2006

/s/ Thomas M. Rohrs Thomas M. Rohrs	Director	February 7, 2006

Exhibit index

Exhibit	Description

1.1	Underwriting Agreement(a)
2.1	Agreement and Plan of Merger dated as of October 30, 2002, among Ultra Clean Holdings, Inc., Ultra Clean Technology Systems and Service, Inc., Mitsubishi Corporation, Mitsubishi International Corporation and Clean Merger Company(b)
3.1	Amended and Restated Certificate of Incorporation of Ultra Clean Holdings, Inc.(d)
3.2	Amended and Restated Bylaws of Ultra Clean Holdings, Inc.(d)
4.1	Specimen Stock Certificate(e)
4.2	Form of Stockholders’ Agreement dated March 24, 2004 among Ultra Clean Holdings, Inc. FP-Ultra Clean, LLC and Certain Other Persons Named Herein(c)
4.3	Form of Restricted Securities Purchase Agreement dated November 26, 2002 with Ultra Clean Holdings, Inc.(b)
4.4	Registration Rights Agreement dated as of December 2, 2002 among Ultra Clean Holdings, Inc. and FP-Ultra Clean, LLC(b)
4.5	Restricted Stock Purchase Agreement dated as of February 20, 2003 between Ultra Clean Holdings, Inc. and Clarence L. Granger(c)
5.1	Opinion of Davis Polk & Wardwell(a)
10.1	Employment Agreement dated November 15, 2002 between Clarence L. Granger and Ultra Clean Holdings, Inc.(b)
10.2	Employment Agreement dated June 21, 2005 between Jack Sexton and Ultra Clean Holdings, Inc.(k)
10.3	Separation Agreement dated March 24, 2005 between Phillip A. Kagel and Ultra Clean Holdings, Inc.(i)
10.4	Amended and Restated 2003 Stock Incentive Plan(f)
10.5	Form of Stock Option Agreement(e)
10.6	Loan and Security Agreement with Union Bank of California, N.A. dated as of November 4, 2004(g)
10.7	Advisory Agreement dated as of February 15, 2004 by and between Ultra Clean Holdings, Inc. and Francisco Partners Management, LLC(d)
10.8	Employee Stock Purchase Plan (Restated as of October 21, 2004)(g)
10.9	Form of Indemnification Agreement between Ultra Clean Holdings, Inc. and each of its directors and executive officers(d)
10.10	Amendment No. 1 to Employment Agreement between Clarence L. Granger and Ultra Clean Holdings, Inc. dated March 2, 2004(d)
10.11	Amendment No. 2 to Employment Agreement between Clarence L. Granger and Ultra Clean Holding, Inc. dated May 9, 2005(j)
10.12	Form of Award Agreement(e)
21.1	Subsidiaries of Ultra Clean Holdings, Inc.(h)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1)(a)
24.1	Power of Attorney (included on signature page)

(a) To be filed by amendment.
(b) Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-11904), filed January 14, 2004.
(c) Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-11904), filed February 17, 2004.

(d) Filed as an exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-11904), filed March 2, 2004.
(e) Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-11904), filed March 8, 2004.
(f) Filed as an exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-114051), filed March 30, 2004.
(g) Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2004.
(h) Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.
(i) Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 333-11904), filed April 19, 2005.
(j) Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 333-11904), filed May 13, 2005.
(k) Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 333-11904), filed June 22, 2005.